Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

VICTORIA’S SECRET & CO.

FASHION HOLDING GROUP, INC.,

ADOREME, INC.

and,

SOLELY IN ITS CAPACITY as COMPANY EQUITYHOLDER REPRESENTATIVE,

FORTIS ADVISORS LLC

Dated as of November 1, 2022

-i-

3.25	Unlawful Payments	42
3.26	Export Control and Sanctions	43

ARTICLE IV	REPRESENTATIONS AND WARRANTIES OF THE BUYER AND THE TRANSITORY SUBSIDIARY	43

4.1	Organization, Standing and Power	43
4.2	Authority; No Conflict; Required Filings and Consents	44
4.3	Litigation	45
4.4	No Prior Activities	45
4.5	Financing	45
4.6	Brokers; Schedule of Fees and Expenses	45
4.7	No Other Company Representations or Warranties	45
4.8	Non-Reliance on Company Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans	46

ARTICLE V	COVENANTS OF THE PARTIES	47

5.1	No Solicitation	47
5.2	Stockholder Consent or Approval	47
5.3	Access to Information	48
5.4	Closing Efforts; Legal Conditions to the Merger; Third-Party Consents	48
5.5	Public Disclosure	50
5.6	Employee Benefits Matters	50
5.7	Further Assurances	52
5.8	Confidentiality	52
5.9	Section 280G	52
5.10	Termination of Affiliate Arrangements	53
5.11	Preparation of Financial Statements	53

ARTICLE VI	CONDUCT OF BUSINESS	54

6.1	Covenants of the Company	54
6.2	Pre-Closing Distributions	58

ARTICLE VII	CONDITIONS TO CONSUMMATION OF THE MERGER	58

7.1	Conditions to Obligations of the Buyer and the Transitory Subsidiary	58
7.2	Conditions to Obligations of the Company	59

ARTICLE VIII	OTHER POST-CLOSING AGREEMENTS	60

8.1	D&O Indemnification	60

ARTICLE IX	TERMINATION AND AMENDMENT	61

9.1	Termination	61
9.2	Effect of Termination	62
9.3	Fees and Expenses	62
9.4	Amendment	63
9.5	Extension; Waiver	63

ARTICLE X	TAX MATTERS	63

-ii-

10.1	FIRPTA	63
10.2	Transfer Taxes	63
10.3	Tax Sharing Agreements	64
10.4	Cooperation	64
10.5	Straddle Periods	64

ARTICLE XI	DEFINITIONS	65

ARTICLE XII	MISCELLANEOUS	86

12.1	Nonsurvival of Representations and Warranties	86
12.2	Notices	86
12.3	Entire Agreement	87
12.4	Third-Party Beneficiaries	87
12.5	Assignment	88
12.6	Severability	88
12.7	Counterparts and Signature	88
12.8	Interpretation	88
12.9	Company Disclosure Schedule	89
12.10	Governing Law	89
12.11	Remedies	90
12.12	Submission to Jurisdiction	90
12.13	WAIVER OF JURY TRIAL	90
12.14	Waiver of Conflicts Regarding Representation; Non-Assertion of Attorney-Client Privilege	91

Exhibits:

Exhibit A	Form of Certificate of Incorporation of the Surviving Corporation
Exhibit B	Form of Company Equityholder Representative Confidentiality Agreement
Exhibit C	Form of Certificate of Merger
Exhibit D	Form of Written Consent
Exhibit E	Accounting Principles
Exhibit F	Closing Net Working Capital Illustrative Calculation

Schedules:

Schedule 2.7	Post-Closing Consideration
Schedule 8.1	Director and Officer Indemnification Agreements
Schedule A	Key Employee
Schedule K	Knowledge Parties

Company Disclosure Schedule

-iii-

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is entered into as of November 1, 2022, by and among: Victoria’s Secret & Co., a Delaware corporation (the “Buyer”); Fashion Holding Group, Inc., a Delaware corporation and a wholly owned subsidiary of the Buyer (the “Transitory Subsidiary”); AdoreMe, Inc., a Delaware corporation (the “Company”); and, solely for purposes of being bound by and having the benefit of the relevant provisions of Section 2.1, Section 2.4, Section 2.6, Section 2.7, Section 2.8, Section 5.7, Section 7.1(h), Section 10.4, ARTICLE XI and ARTICLE XII and solely in such Person’s capacity as the Company Equityholder Representative, Fortis Advisors LLC, a Delaware limited liability company (the “Company Equityholder Representative”).

RECITALS

WHEREAS, the boards of directors of the Buyer and the Company deem it advisable and in the best interests of each corporation and their respective stockholders that the Buyer acquire the Company;

WHEREAS, the board of directors of the Company has (i) considered each of (A) the Company Stockholders’ pecuniary interests, (B) the best interests of those materially affected by the Company’s conduct (including customers, employees, partners and the communities in which the Company operates) and (C) the Company’s Public Benefit Purpose, engaged in the balancing required by the DGCL, and declared it advisable to enter into this Agreement providing for the Merger in accordance with the DGCL, upon the terms and subject to the conditions set forth herein; (ii) determined that the Merger is fair and in the best interests of the Company, the Company Stockholders and those materially affected by the Company’s conduct, and promotes the Public Benefit Purpose; (iii) approved the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and other obligations hereunder, and the consummation of the Merger upon the terms and subject to the conditions set forth herein; (iv) resolved to recommend that the Company Stockholders adopt this Agreement in accordance with the DGCL; and (v) directed that this Agreement and the Merger be submitted to the stockholders of the Company for their adoption and approval and resolved to recommend that the stockholders of the Company vote in favor of the adoption of this Agreement and the approval of the Merger;

WHEREAS, the acquisition of the Company by the Buyer shall be effected through the merger of the Transitory Subsidiary with and into the Company with the Company being the Surviving Corporation in accordance with the terms of this Agreement and the DGCL, as a result of which the Company shall become a wholly owned direct or indirect subsidiary of the Buyer;

WHEREAS, immediately following the execution of this Agreement, and as a condition to the willingness of the Buyer and the Company to enter into this Agreement, the Company shall seek and, upon obtaining, deliver to the Buyer Written Consents to approve the Merger and the other transactions contemplated by this Agreement duly executed by the Company Stockholders and constituting the Company Stockholder Approval, in accordance with Sections 228 and 251 of the DGCL;

WHEREAS, immediately following the execution of this Agreement, the Buyer, as the sole stockholder of Transitory Subsidiary, shall execute a written consent approving and adopting this the Merger and the other transactions contemplated by this Agreement, in accordance with Sections 228 and 251 of the DGCL; and

WHEREAS, concurrently with the execution of this Agreement, and as a condition to the willingness of the Buyer and the Company to enter into this Agreement and to consummate the transactions contemplated hereby, the Buyer has entered into a duly executed employment agreement with the Company employee identified on Schedule A (collectively, the “Key Employee”).

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Buyer, the Transitory Subsidiary, the Company and (solely for purposes of being bound by and having the benefit of the relevant provisions of Section 2.1, Section 2.4, Section 2.6, Section 2.7, Section 2.8, Section 5.7, Section 7.1(h), Section 10.4, ARTICLE XI and ARTICLE XII and solely in such Person’s capacity as the Company Equityholder Representative) the Company Equityholder Representative agree as follows:

ARTICLE I

THE MERGER

1.1 Effective Time of the Merger. Subject to the provisions of this Agreement, prior to the Closing, the Buyer shall prepare or cause to be prepared the Certificate of Merger, and at the Closing, the Company shall cause the Merger to be consummated by filing the Certificate of Merger with the Secretary of State of the State of Delaware and shall make all other filings or recordings required under the DGCL in order to give effect to the Merger. The Merger shall become effective at the Effective Time.

1.2 Closing; Actions at the Closing.

(a) The Closing shall take place at 10:00 a.m., Eastern Time, on the third (3rd) Business Day immediately following the satisfaction or waiver (to the extent permitted by Law) of each of the conditions set forth in Article VII (other than any such conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing) (the date on which such conditions are satisfied, the “Condition Satisfaction Date”), or at such other place, date and time as the Buyer and the Company may mutually agree in writing, remotely via the exchange of documents and signatures (electronically or otherwise) unless (subject to the following provisos) another date or time is agreed to in writing by the Buyer and the Company; provided that if the Condition Satisfaction Date occurs on the fourteenth (14th) or later day of any month, then the Closing shall take place on the Business Day that is the last Business Day of the Company’s fiscal month in which the Closing Satisfaction Date occurs; provided, further, that if the Condition Satisfaction Date occurs on or after the date that is the last Business Day of the Company’s fiscal month but falls within such fiscal month, the Closing shall take place on the Business Day that is the first Business Day of the Company’s immediately following fiscal month. In the event that the Condition Satisfaction Date occurs before the fourteenth (14th) day of any month, the Parties shall discuss in good faith mutually acceptable alternative arrangements to cause the Closing to occur as soon as reasonably possible following the Condition Satisfaction Date, but that would allow for an efficient and accurate closing of the Company’s accounting books in connection with the Closing. The date on which the Closing actually occurs is referred to as the “Closing Date”.

(b) At the Closing:

(i) the Company shall deliver to the Buyer and the Transitory Subsidiary the various certificates, instruments and documents referred to in Section 7.1;

(ii) the Buyer and the Transitory Subsidiary shall deliver to the Company the various certificates, instruments and documents referred to in Section 7.2; and

(iii) the Buyer or its designee, or at the election of the Buyer, the Company, shall make the payments contemplated by Section 2.1(d)(ii).

1.3 Effects of the Merger. At the Effective Time (a) the separate existence of the Transitory Subsidiary shall cease and the Transitory Subsidiary shall be merged with and into the Company, with the Company continuing as the Surviving Corporation, and (b) the Company Certificate of Incorporation shall be amended and restated in its entirety to read as set forth on Exhibit A. In addition, the Buyer shall cause the by-laws of the Surviving Corporation to be amended and restated in their entirety so that, immediately following the Effective Time, they are identical to the by-laws of the Transitory Subsidiary as in effect immediately prior to the Effective Time, except that all references to the name of the Transitory Subsidiary therein shall be changed to refer to the name of the Company. The Merger shall have the effects set forth in Sections 251 and 259 of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and the Transitory Subsidiary shall vest in the Surviving Corporation, and all liabilities, restrictions and disabilities of each of the Company and Transitory Subsidiary shall become the liabilities, restrictions and disabilities of the Surviving Corporation.

1.4 Directors and Officers of the Surviving Corporation.

(a) The directors of the Transitory Subsidiary immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and by-laws of the Surviving Corporation.

(b) The officers of the Transitory Subsidiary immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and by-laws of the Surviving Corporation.

1.5 Additional Action. The Surviving Corporation may, at any time from and after the Effective Time, take any action, including executing and delivering any document, in the name and on behalf of either the Company or the Transitory Subsidiary in order to consummate and give effect to the transactions contemplated by this Agreement.

ARTICLE II

CONVERSION OF SECURITIES

2.1 Conversion of Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Buyer, the Transitory Subsidiary, the Company, any holder of Company Stock or any other Person:

(a) Capital Stock of the Transitory Subsidiary. Each share of the common stock, $0.10 par value per share, of the Transitory Subsidiary that is issued and outstanding as of immediately prior to the Effective Time shall be converted into and become one (1) fully paid and nonassessable share of common stock, $0.10 par value per share, of the Surviving Corporation.

(b) Cancellation of Treasury Stock and Buyer-Owned Stock. Any share of Company Stock that is owned by the Company as treasury stock and any share of Company Stock that is owned by the Buyer, the Transitory Subsidiary or any other wholly-owned direct or indirect subsidiary of the Buyer as of immediately prior to the Effective Time shall be automatically cancelled and shall cease to exist and no payment or consideration shall be delivered in exchange therefor.

(c) Conversion of Company Stock. Each share of Company Stock that is issued and outstanding as of immediately prior to the Effective Time (other than (x) shares of Company Stock referenced in Section 2.1(b) and (y) Dissenting Shares) shall be converted into the right of the holder thereof to receive, as set forth in the Closing Date Allocation Schedule, (i) such share’s Pro Rata Share of the Closing Consideration, and (ii) such share’s Pro Rata Share of any Future Payments that become payable pursuant to the terms of this Agreement (with respect to clause (ii), as may be modified pursuant to Section 2.5(a)(i) and Section 5 of Schedule 2.7).

(d) Closing Payment Certificate; Closing Payments.

(i) No later than three (3) Business Days prior to the Closing Date, the Company shall deliver to the Buyer: (A) the Closing Payment Certificate; (B) a pay-off letter in form and substance reasonably satisfactory to the Buyer duly executed by each Person to whom any Indebtedness, other than Indebtedness included in clauses (h), (j), (l) and (o) through (r) of the definition of “Indebtedness”, is (or at the Closing will be) owed by the Company, the Surviving Corporation or any Subsidiary of the Company, which shall include a complete release of the Company, the Surviving Corporation and each Subsidiary from all Liens and liabilities with respect to such Indebtedness, effective upon the discharge of such Indebtedness at the Closing (collectively, the “Payoff Letters”); and (C) final invoices submitted by each Person to whom any Company Transaction Expenses are (or at the Closing will be) owed.

(ii) On the Closing Date, the Buyer shall make the following payments, in each case in the respective amounts set forth in the Closing Payment Certificate:

(A) to the Surviving Corporation, by wire transfer of immediately available funds, the portion of the Closing Consideration payable in respect of In-the-Money Options and Company RSUs pursuant to Section 2.5(a);

(B) to the Escrow Agent, by wire transfer of immediately available funds, the Escrow Amount to be deposited into the Escrow Account;

(C) to each Person specified in the Closing Payment Certificate as a recipient of payments in respect of the Closing Indebtedness, by wire transfer of immediately available funds, the amount payable to such Person as specified in the Closing Payment Certificate;

(D) to each Person specified in the Closing Payment Certificate as a recipient of payments in respect of Company Transaction Expenses that remain unpaid as of immediately prior to the Effective Time, by wire transfer of immediately available funds, the amount payable to such Person as specified in the Closing Payment Certificate;

(E) to the Exchange and Paying Agent, the Closing Stock Consideration by wire transfer of immediately available funds; and

(F) to the Company Equityholder Representative, by wire transfer of immediately available funds, an amount equal to the Representative Fund Amount, to be held and disbursed by the Company Equityholder Representative in accordance with this Agreement.

(e) Escrow.

(i) Deposit of Escrow Funds. On the Closing Date, the Buyer will (in accordance with Section 2.1(d)(ii)(B)) deliver to the Escrow Agent the Escrow Amount to be held in escrow pursuant to the Escrow Agreement and to be disbursed in accordance with the terms of this Agreement and the Escrow Agreement. The Escrow Fund shall be held by the Escrow Agent and released by the Escrow Agent to the Surviving Corporation, the Exchange and Paying Agent or the Buyer, as applicable, in accordance with the terms of this Agreement and the Escrow Agreement.

(ii) Disbursement of Escrow Funds. Any portion of the Escrow Fund disbursed pursuant to the Escrow Agreement for the benefit of the Company Equityholders shall be disbursed in accordance with this Section 2.1(e)(ii). The portion of such disbursed amount that is payable to any holder of Company Stock (in respect of such Company Stock) in accordance with the Closing Date Allocation Schedule shall be paid by the Escrow Agent to the Exchange and Paying Agent pursuant to the terms of the Escrow Agreement. The portion of such disbursed amount that is payable to any holder of In-the-Money Options or Company RSUs (in respect of such In-the-Money Options or Company RSUs) and in accordance with the Closing Date Allocation Schedule shall be paid by the Escrow Agent to the Surviving Corporation pursuant to the terms of the Escrow Agreement for payment to the holder thereof (which amount shall be paid by the Surviving Corporation to such holder, subject to any applicable withholding as provided in Section 2.9).

2.2 Payment Fund. The procedures for exchanging outstanding shares of Company Stock for the consideration to be paid to the holders thereof in connection with the Merger are as follows:

(a) Exchange and Paying Agent. The Exchange and Paying Agent shall, pursuant to instructions from the Buyer in accordance with the Exchange and Paying Agent Agreement and the Closing Date Allocation Schedule (as it may be modified pursuant to Section 2.5(a)(i) and Section 5 of Schedule 2.7 and Section 2.8(b)), deliver the amounts payable to the Company Stockholders out of the Payment Fund upon deposit by the Buyer in accordance with Sections 2.1(d)(ii)(E), 2.6(f) and 2.7. The Payment Fund shall be invested by the Exchange and Paying Agent as directed by the Buyer. The Payment Fund shall not be used for any purpose other than as specified in this Section 2.2(a).

(b) Exchange Procedures. The Buyer shall instruct the Exchange and Paying Agent to mail, no later than two (2) Business Days after the Effective Time, to each Company Stockholder of record (i) a Letter of Transmittal and (ii) instructions for effecting the exchange for the applicable Aggregate Consideration that is or may become payable with respect thereto pursuant to the terms of this Agreement. Upon delivery of a duly completed and executed Letter of Transmittal (and any other documentation required to be delivered thereunder), such Company Stockholder shall be entitled to receive in exchange therefor (1) cash in an amount equal to the Closing Stock Consideration payable in respect of the shares of Company Stock reflected in such Letter of Transmittal and (2) following receipt of any amounts in respect of Future Payments that becomes payable pursuant to the terms of this Agreement by the Exchange and Paying Agent, the amount of cash payable in respect of the shares of Company Stock reflected in such Letter of Transmittal, in each case as determined in accordance with Sections 2.1(d)(ii)(E), 2.6(f) and 2.7 and reflected on the Closing Date Allocation Schedule attached to the Closing Payment Certificate. If payment in respect of any such Company Stock is to be made to a Person other than the holder of record thereof, it shall be a condition of payment that the Person requesting such payment shall have established to the reasonable satisfaction of the Buyer and the Exchange and Paying Agent that any transfer and other Taxes required by reason of such payment to a Person other than the record holder of such Company Stock have been paid or are not applicable.

(c) No Further Ownership Rights in Company Stock. All consideration paid following the delivery of a duly completed and executed Letter of Transmittal reflecting shares of Company Stock (including any Future Payments payable with respect thereto) in accordance with the terms hereof shall be deemed to have been paid in satisfaction of all rights pertaining to such shares of Company Stock, and from and after the Effective Time there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Stock that were outstanding as of immediately prior to the Effective Time.

(d) Termination of Payment Fund. Any amount deposited with the Exchange and Paying Agent that remains undistributed to the holders of Company Stock as of twelve (12) months after the applicable date of deposit for such amount shall be delivered to the Buyer or its designee (subject to abandoned property, escheat or similar Law), upon demand, and any holder of Company Stock who is entitled to such amount under this Section 2.2 or any Future Payment that becomes payable pursuant to the terms of this Agreement shall (subject to Section 2.2(e)) be entitled to seek payment of such amount (without interest thereon) from the Surviving Corporation only as a general creditor thereof. Any such portion of the Payment Fund remaining unclaimed by any Company Stockholder twelve (12) months after the Closing Date (or such earlier date immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity) shall, to the extent permitted by Law, become the property of the

Surviving Corporation free and clear of any claims or interest of any Person previously entitled thereto; provided that, without limiting the generality of the foregoing, none of the Buyer, the Surviving Corporation or any other Person shall be liable to any Person in respect of any cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(e) No Liability. To the extent permitted by applicable Law, none of the Buyer, the Transitory Subsidiary, the Company, the Surviving Corporation or the Exchange and Paying Agent shall be liable to any Company Stockholder for any amount delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

2.3 Dissenting Shares.

(a) Notwithstanding anything to the contrary contained in this Agreement, Dissenting Shares shall not be converted into or represent the right to receive any portion of the Aggregate Consideration in accordance with Section 2.1, but shall be entitled only to such rights as are granted by the DGCL to a holder of Dissenting Shares. The Company shall give the Buyer prompt written notice of any written demands for appraisal of any share of Company Stock, attempted withdrawals of such demands and any other instruments or documentation served by or on behalf of any Company Stockholder pursuant to the DGCL and received by the Company relating to stockholders’ rights of appraisal in accordance with the provisions of Section 262 of the DGCL, and the Buyer shall have the right to control and direct all negotiations and proceedings with respect to all such demands. The Company shall not, without the prior written consent of the Buyer, make any payment with respect to, settle or offer or agree to settle any such demand.

(b) If any Dissenting Shares shall lose their status as such (through failure to perfect, withdrawal, determination by a court of competent jurisdiction that such holder is not entitled to relief provided by Section 262 of the DGCL or otherwise), then, as of the later of the Effective Time or the date of loss of such status, such shares shall automatically be converted into and shall represent only the right to receive any portion of the Aggregate Consideration otherwise payable in respect thereof pursuant to this Agreement, without interest thereon, upon surrender in the manner provided in Section 2.2(b).

2.4 Company Equityholder Representative.

(a) By their execution of the Written Consents or the Letter of Transmittal, approval of the Merger and adoption of this Agreement or their acceptance of any consideration pursuant to this Agreement and without any further action of any of the Company Equityholders or the Company, each Company Equityholder hereby irrevocably (subject only to Section 2.4(e)) appoints the Company Equityholder Representative as the representative, attorney-in-fact and exclusive agent of the Company Equityholders in connection with the transactions contemplated by this Agreement, the Exchange and Paying Agent Agreement and the Escrow Agreement and in any Legal Proceeding involving this Agreement, the Exchange and Paying Agent Agreement and the Escrow Agreement. In connection therewith, the Company Equityholder Representative is authorized to do or refrain from doing all further acts and things, and to execute all such documents as the Company Equityholder Representative shall deem necessary or appropriate, and shall have the power and authority to:

(i) act for any or all of the Company Equityholders with regard to all matters pertaining to this Agreement, the Exchange and Paying Agent Agreement or the Escrow Agreement;

(ii) act for any or all of the Company Equityholders to transact Legal Proceedings pertaining to this Agreement;

(iii) execute and deliver all amendments, waivers, ancillary agreements, certificates and documents that the Company Equityholder Representative deems necessary or appropriate in connection with the consummation of the transactions contemplated by this Agreement, the Exchange and Paying Agent Agreement or the Escrow Agreement;

(iv) do or refrain from doing, on behalf of any or all of the Company Equityholders, any further act or deed that the Company Equityholder Representative deems necessary or appropriate in the Company Equityholder Representative’s discretion relating to the subject matter of this Agreement, the Exchange and Paying Agent Agreement or the Escrow Agreement, in each case as fully and completely as any Company Equityholder could do if personally present;

(v) give and receive all notices required to be given or received by the Company Equityholders under this Agreement, the Exchange and Paying Agent Agreement or the Escrow Agreement;

(vi) agree to, dispute, negotiate or comply with the determination of the Final Closing Adjustment Statement, the Final Closing Adjustment Items and the Final Closing Adjustment pursuant to Section 2.6;

(vii) give any written direction to the Exchange and Paying Agent or the Escrow Agent; and

(viii) receive service of process in connection with any claims under this Agreement.

(b) All decisions and actions of the Company Equityholder Representative under this Agreement, the Exchange and Paying Agent Agreement or the Escrow Agreement including on behalf of the Company Equityholders shall be deemed to be facts ascertainable outside of this Agreement and shall be final, binding and non-appealable upon all Company Equityholders and each of their successors as if expressly confirmed and ratified in writing by each such Company Equityholder, and no Company Equityholder shall have the right to object, dissent, protest or otherwise contest the same. All defenses which may be available to any Company Equityholder to contest, negate or disaffirm the action of the Company Equityholder Representative taken in good faith under this Agreement, the Exchange and Paying Agent Agreement or the Escrow Agreement are waived.

(c) At the Closing, the Company Equityholder Representative shall enter into a confidentiality agreement with the Buyer in the form attached hereto as Exhibit B. The Company Equityholder Representative shall not be paid any fee for services to be rendered hereunder except as provided under the engagement agreement entered into by certain of the Company Equityholders with the Company Equityholder Representative (the “Company Equityholder Representative Engagement Agreement”).

(d) The Company Equityholder Representative shall act for the Company Equityholders on all of the matters set forth in this Agreement in the manner the Company Equityholder Representative believes to be in the best interest of the Company Equityholders, subject to the terms hereof. The Company Equityholder Representative is authorized to act on behalf of the Company Equityholders notwithstanding any dispute or disagreement among the Company Equityholders. In taking any action as Company Equityholder Representative, the Company Equityholder Representative may rely conclusively, without any further inquiry or investigation, upon any certification or confirmation, oral or written, given by any Person whom the Company Equityholder Representative reasonably believes to be authorized thereunto. The Company Equityholder Representative may, in all questions arising hereunder, under the Exchange and Paying Agent Agreement or under the Escrow Agreement, rely on the advice of counsel, and the Company Equityholder Representative shall not be liable to any Company Equityholder for anything done, omitted or suffered in good faith by the Company Equityholder Representative based on such advice. The Company Equityholder Representative undertakes to perform such duties and only such duties as are specifically set forth in this Agreement and no implied covenants or obligations shall be read into this Agreement against the Company Equityholder Representative. The Company Equityholder Representative (in its capacity as such) shall not have any liability to any of the Company Equityholders for any act done or omitted hereunder as Company Equityholder Representative while acting in good faith. The Company Equityholder Representative Group shall be indemnified, defended and held harmless by the Company Equityholders from and against any loss, liability, claim, damage, fee, cost, expense (including fees, disbursements and costs of counsel and other skilled professionals and in connection with seeking recovery from insurers), judgment, fine or amount paid in settlement (collectively, the “Company Equityholder Representative Expenses”) incurred without gross negligence or willful misconduct on the part of the Company Equityholder Representative and arising out of or in connection with the acceptance or administration of the Company Equityholder Representative’s duties hereunder, under the Exchange and Paying Agent Agreement or under the Escrow Agreement. Company Equityholder Representative Expenses may be satisfied first, from the Representative Fund, second from the first proceeds from any Future Payment that becomes payable pursuant to the terms of this Agreement or from any other amounts otherwise available for distribution to the Company Equityholders and third, directly from the Company Equityholders.

(e) In the event the Company Equityholder Representative becomes unable to perform the Company Equityholder Representative’s responsibilities hereunder or resigns from such position, the Company Stockholders (acting by a written instrument signed by holders of Company Stock who held, as of immediately prior to the Effective Time, a majority (by voting power) of the then outstanding shares of Company Stock) shall select another representative to fill the vacancy of the Company Equityholder Representative, and such substituted representative shall be deemed to be the Company Equityholder Representative for all purposes of this Agreement. The Company Equityholder Representative may be removed only upon delivery of written notice to the Buyer signed by Persons who, as of immediately prior to the Effective Time, held a majority (by voting power) of the then outstanding shares of Company Stock; provided that no such removal shall be effective until such time as a successor Company Equityholder

Representative shall have been validly appointed hereunder. The applicable Company Stockholders per the above shall provide the Buyer prompt written notice of any replacement of the Company Equityholder Representative, including the identity and address of the new Company Equityholder Representative. The immunities and rights to indemnification granted to the Company Equityholder Representative Group hereunder shall survive the resignation or removal of the Company Equityholder Representative or any member of the Advisory Group and the Closing and/or any termination of this Agreement, the Exchange and Paying Agent Agreement or the Escrow Agreement.

(f) For all purposes of this Agreement:

(i) the Buyer, the Transitory Subsidiary, the Escrow Agent and the Exchange and Paying Agent shall be entitled to rely conclusively on the instructions and decisions of the Company Equityholder Representative as to the settlement of any disputes or claims under this Agreement, the Exchange and Paying Agent Agreement or the Escrow Agreement, or any other actions required or permitted to be taken by the Company Equityholder Representative hereunder, and no party hereunder or any Company Equityholder shall have any cause of action against the Buyer, the Transitory Subsidiary, the Escrow Agent or the Exchange and Paying Agent for any action taken by the Buyer in reliance upon the instructions or decisions of the Company Equityholder Representative;

(ii) except as specifically set forth herein, no Company Equityholder shall have any right to bring any claim, cause of action, objection or complaint except through the Company Equityholder Representative, and the Company Equityholder Representative shall have the sole authority to act for, and to enforce the rights of, all Company Equityholders in connection with this Agreement and the transactions contemplated hereby;

(iii) the provisions of this Section 2.4 are independent and severable, are irrevocable (subject only to Section 2.4(e)) and coupled with an interest, shall survive the death, incompetence, bankruptcy or liquidation of any Company Equityholder and shall be enforceable notwithstanding any rights or remedies that any Company Equityholder may have in connection with the transactions contemplated by this Agreement; and

(iv) the provisions of this Section 2.4 shall be binding upon the executors, heirs, legal representatives, personal representatives, successor trustees and successors of each Company Equityholder and survive the delivery of an assignment by any Company Equityholder of the whole or any fraction of his, her or its interest in the Escrow Funds or other amounts hereunder, and any references in this Agreement to a Company Equityholder shall mean and include the successors to the rights of each applicable Company Equityholder hereunder, whether pursuant to testamentary disposition, the Laws of descent and distribution or otherwise.

(g) The Representative Fund will be held by the Company Equityholder Representative for the purposes set forth in this Section 2.4. The Company Equityholder Representative shall hold the Representative Fund Amount in a segregated client account. The Representative Fund shall not be used for any other purpose and shall not be available to the Buyer to satisfy any claims hereunder. Upon the reasonable determination of the Company Equityholder Representative that retaining any portion of the Representative Fund is no longer necessary, the Company Equityholder Representative shall deliver any then remaining portion of the Representative Fund to the Buyer, which will promptly pay such amount to the Exchange and Paying Agent and the Surviving Corporation for further distribution to the Company Equityholders pursuant to Section 2.8.

2.5 Treatment of Company Equity Awards and Company Warrants.

(a) Company Equity Awards.

(i) Except as set forth on Schedule 2.5, at the Effective Time, by virtue of the Merger and without any action on the part of the Buyer, the Transitory Subsidiary, the Company, any holder of Company Stock or any other Person, each Company Option that is then outstanding (whether such Company Option is vested or unvested, but not to the extent it has theretofore been exercised) and that has a per share exercise price less than such Company Option’s Pro Rata Share of the sum of the Closing Consideration and the Fixed Post-Closing Payment (each, an “In-the-Money Option”) shall be cancelled and converted into the right to receive an amount in cash, without interest, equal to (1) the total number of shares of Company Common Stock underlying such In-the-Money Option multiplied by (2) the excess of (x) such In-the-Money Option’s Pro Rata Share of the Closing Consideration minus (y) the aggregate exercise price of such In-the-Money Option plus (3) such In-the-Money Option’s Pro Rata Share of the portion of any Future Payment that becomes payable pursuant to the terms of this Agreement, provided, however, that, solely to the extent the In-the-Money Option is unvested immediately prior to the Effective Time (after giving effect to any vesting acceleration set forth in the terms of Company Stock Plan or applicable award agreement that would be triggered on or immediately prior to the Effective Time), with respect to any Future Payment that becomes payable pursuant to the terms of this Agreement, the holder continues to be employed by or otherwise continues to provide service to the Company, the Buyer or any of their respective Affiliates through the earlier of the original vesting dates (taking into account, and as modified by, any vesting acceleration provided for thereunder) of such Company Option and the applicable payment date of such Future Payment. With respect to any Future Payment, any In-the-Money Option not entitled to receive such Future Payment as a result of the operation of the previous sentence of this Section 2.5(a)(i) shall be referred to herein as an “Excluded Option.” For the avoidance of doubt, any portion of any Future Payment payable with respect to a Company Option that has a per share exercise price greater than such Company Option’s Pro Rata Share of the Closing Consideration shall be reduced by any portion of the aggregate exercise price of such Company Option not offset by such Company Option’s Pro Rata Share of the Aggregate Consideration earlier paid in respect of such Company Option. At the Effective Time, any Company Option that is then outstanding (whether such Company Option is vested or unvested) that has a per share exercise price that is equal to or greater than such Company Option’s Pro Rata Share of the Closing Consideration and the Fixed Post-Closing Payment shall be cancelled for no consideration. All payments made in accordance with this Section 2.5(a)(i) shall be subject to withholding as provided in Section 2.9.

(ii) As of immediately prior to the Effective Time, each Company RSU that is then outstanding shall vest in full and shall automatically be converted into the right to receive an amount in cash, without interest, equal to (A) such Company RSU’s Pro Rata Share of the Closing Consideration, plus (B) such Company RSU’s Pro Rata Share of the portion of all Future Payments that become payable pursuant to the terms of this Agreement, in each case subject to withholding as provided in Section 2.9.

(iii) Upon the conversion and cancellation of any Company Option or Company RSU pursuant to this Section 2.5(a), such Company Option or Company RSU shall no longer represent the right to acquire any shares of Company Stock, other Equity Interests or any form(s) of consideration in respect thereof other than the consideration payable in respect thereof pursuant to this Section 2.5(a).

(iv) Promptly after the date hereof, the Company shall provide to each holder of Company Options or Company RSUs a letter describing the treatment of the Company Options and Company RSUs pursuant to this Section 2.5(a), which letter shall be subject to Buyer’s prior review and reasonable comment.

(v) The Buyer shall cause the Surviving Corporation to pay as promptly as practicable after the Effective Time (but in all events by no later than the second payroll run following the second Business Day after Effective Time) to each holder of In-the-Money Options or Company RSUs the portion of the Closing Consideration payable to such holder pursuant to this Section 2.5(a), without interest thereon and subject to any applicable withholding as provided in Section 2.9, in accordance with the Closing Date Allocation Schedule. The Buyer shall cause the Surviving Corporation to pay as promptly as practicable following the date on which any Future Payment becomes payable (but in all events by no later than the second payroll run following the second Business Day after Effective Time) to each holder of In-The-Money Options or Company RSUs any amounts payable with respect to such Future Payment (subject to any applicable withholding as provided in Section 2.9) in accordance with the Closing Date Allocation Schedule, provided that, in the case of a holder who held an unvested In-The-Money Option immediately prior to the Effective Time (after giving effect to any vesting acceleration set forth in the terms of Company Stock Plan or applicable award agreement that would be triggered on or immediately prior to the Effective Time), the holder has been employed by or has otherwise provided service to the Company, the Buyer, or any of their respective Affiliates through the earlier of the original vesting dates (taking into account, and as modified by, any vesting acceleration provided for thereunder) of such Company Option and the applicable payment date of such Future Payment.

(b) Company Warrants. At the Effective Time, each Company Warrant that is then outstanding shall be cancelled and shall cease to exist and no payment or consideration shall be delivered in exchange therefor. As soon as practicable following the execution of this Agreement, the Company shall mail to each holder of a Company Warrant a letter describing the treatment of such Company Warrant pursuant to this Section 2.5(b) and the applicable Company Warrant.

(c) Corporate Actions. At or prior to the Effective Time, the Company, the Board of Directors of the Company and the compensation committee of the Board of Directors of the Company, as applicable, shall adopt any resolutions and take, or cause to be taken, any actions which are necessary or advisable to effectuate the provisions of this Section 2.5.

2.6 Adjustment Before and After the Closing. The Estimated Closing Adjustment and the Final Closing Adjustment shall be determined as set forth below in this Section 2.6:

(a) Not later than four (4) Business Days prior to the Closing Date, the Company shall prepare and deliver to the Buyer a statement (the “Estimated Closing Adjustment Statement”) setting forth the Estimated Closing Adjustment, including (i) a consolidated balance sheet of the Company and its Subsidiaries as of as of 11:59 PM Eastern time on the day immediately prior to the Closing Date and (ii) a good faith and reasonably detailed estimate of each of the Closing Adjustment Items, together with all relevant and reasonable backup materials. The estimates of the Closing Adjustment items in the Estimated Closing Adjustment Statement shall (A) not take into account any purchase accounting or other adjustments arising out of the consummation of the Merger or the other transactions contemplated hereby, (B) exclude the effect of any act, decision, change in circumstance, development or event solely to the extent that such act, decision, change in circumstance, development or event that first arose or occurred after the Closing and (C) be calculated in accordance with the applicable definitions set forth herein (and if not addressed herein, in accordance with the Accounting Principles). The Buyer and its Representatives shall have a reasonable opportunity to review and to discuss with the Company and its Representatives the Estimated Closing Adjustment Statement and the Company and its Representatives shall reasonably assist the Buyer and its Representatives in their review of the Estimated Closing Adjustment Statement. The Company will review any comments to the Estimated Closing Adjustment Statement provided by the Buyer or its Representatives and consider, in good faith, any changes proposed by the Buyer or its Representatives.

(b) Not later than 90 calendar days after the Closing Date, the Buyer shall deliver to the Company Equityholder Representative a statement (the “Closing Adjustment Statement”) setting forth Buyer’s good faith and reasonably detailed calculation, together with all relevant and reasonable backup materials, of the Closing Adjustment, including a consolidated balance sheet of the Company and its Subsidiaries as of as of 11:59 PM Eastern time on the day immediately prior to the Closing Date. The calculations of the Closing Adjustment items in the Closing Adjustment Statement shall (i) not take into account any purchase accounting or other adjustments arising out of the consummation of the Merger or the other transactions contemplated hereby, (ii) exclude the effect of any act, decision, change in circumstance, development or event solely to the extent that such act, decision, change in circumstance, development or event that first arose or occurred after the Closing, and (iii) be calculated in accordance with the applicable definitions set forth herein (and if not addressed herein, in accordance with the Accounting Principles). The Closing Adjustment Statement delivered pursuant to this Section 2.6(b) shall be accompanied by a statement setting forth the amount, if any, by which the total of the Closing Adjustment Items is greater than, or less than, the Estimated Closing Adjustment. The Closing Adjustment Statement, as proposed by the Buyer pursuant to this Section 2.6(b), shall be deemed for purposes of this Section 2.6 to be the “Final Closing Adjustment Statement,” the Closing Adjustment Items reflected thereon shall be deemed for purposes of this Section 2.6 to be the “Final Closing Adjustment Items” and each shall be final, binding and non-appealable on all parties to this Agreement and on all Company Equityholders, in each case unless the Company Equityholder Representative timely delivers to the Buyer an Objection Notice in accordance with Section 2.6(c).

(c) In the event that the Company Equityholder Representative disputes the Closing Adjustment Statement or the amount of the Closing Adjustment Items, the Company Equityholder Representative shall notify the Buyer in writing (the “Objection Notice”) of the amount, nature and basis of such dispute, including reasonable supporting details, within thirty (30) calendar days after delivery of the Closing Adjustment Statement pursuant to Section 2.6(b). Any such Objection Notice shall specify those items or amounts as to which the Company Equityholder Representative disagrees and, to the extent reasonably practicable, the Company Equityholder Representative’s calculation of such items or amounts, and the Company Equityholder Representative shall be deemed to have irrevocably agreed with all other items and amounts contained in the Closing Adjustment Statement, which shall become final, binding and non-appealable. In the event of such a dispute, the Buyer and the Company Equityholder Representative shall first negotiate in good faith to reach agreement on the disputed items or amounts in order to determine the amount of the Closing Adjustment Items, which amount shall not be outside of the range between the Buyer’s calculation delivered pursuant to Section 2.6(b) and the Company Equityholder Representative’s calculation set forth in the Objection Notice. If the Buyer and the Company Equityholder Representative reach a final resolution on the Closing Adjustment Statement within thirty (30) calendar days after the Buyer’s receipt of the Objection Notice (or within any additional period as mutually agreed to between the Buyer and the Company Equityholder Representative), then the Closing Adjustment Statement agreed upon by the Buyer and the Company Equityholder Representative shall be deemed for purposes of this Section 2.6 to be the “Final Closing Adjustment Statement,” the Closing Adjustment Items reflected thereon shall be deemed for purposes of this Section 2.6 to be the “Final Closing Adjustment Items” and each shall be final and binding on all parties to this Agreement and on all Company Equityholders. Notwithstanding anything to the contrary herein, any discussions by the Buyer and the Company Equityholder Representative to resolve the disputed items and amounts raised in the Objection Notice pursuant to the foregoing sentences shall be governed by Rule 408 of the Federal Rules of Evidence and any similar and applicable state rule.

(d) If the Buyer and the Company Equityholder Representative are unable to resolve the dispute within thirty (30) calendar days after delivery of the Objection Notice, then any remaining items in dispute shall be submitted to the Neutral Accountant. All determinations and calculations by the Neutral Accountant pursuant to this Section 2.6(d) shall consider only those Closing Adjustment Items that are set forth in the Objection Notice and remain in dispute, shall be in writing and shall be delivered to the Buyer and the Company Equityholder Representative as promptly as practicable. The Neutral Accountant (i) shall make its determination solely upon the written submissions of the Buyer and the Company Equityholder Representative (i.e., not by independent review) and the applicable terms and conditions of this Agreement, including the applicable definitions set forth herein and the Accounting Principles and (ii) shall not assign a value to any item with an amount outside the range between the Buyer’s calculation delivered pursuant to Section 2.6(b) and the Company Equityholder Representative’s calculation set forth in the Objection Notice. Buyer and the Company Equityholder Representative shall use their respective commercially reasonable efforts to cause the Neutral Accountant to deliver to the Buyer and the Company Equityholder Representative a written determination of the disputed items submitted to the Neutral Accountant within thirty (30) calendar days of the Neutral Accountant’s receipt of such items. Absent fraud or manifest error, the Closing Adjustment Statement as finally determined by the Neutral Accountant shall be deemed for purposes of this Section 2.6 to be the “Final Closing Adjustment Statement,” the Closing Adjustment Items reflected thereon shall be deemed for purposes of this Section 2.6 to be the “Final Closing Adjustment Items” and each shall be final, binding and non-appealable on all parties to this Agreement and on all Company Equityholders. In determining the Closing Adjustment Statement and the Closing Adjustment Items, the Neutral Accountant shall act as an expert and not as arbitrator and the Neutral

Accountant’s authority is limited to resolving disputed issues of fact (and not law). A judgment on the determination made by the Neutral Accountant pursuant to this Section 2.6 may be entered in and enforced by any court having jurisdiction in accordance with Section 12.12. The fees and expenses of the Neutral Accountant in connection with the resolution of disputes pursuant to Section 2.6(d) shall be borne by the Company Equityholders (payable solely from the Representative Fund to the extent of available funds), on the one hand, and the Buyer, on the other hand, in proportion to the amounts by which the proposals of the Buyer and the Company Equityholder Representative differed from the Neutral Accountant’s final determination. None of the Buyer, the Company Equityholder Representative or their respective representatives shall have any ex parte communication with the Neutral Accountant related to this Section 2.6(d) or this Agreement.

(e) If the Buyer does not timely deliver the Closing Adjustment Statement, then the Company Equityholder Representative shall have the right to (i) elect that Estimated Closing Adjustment Statement be deemed the “Final Closing Adjustment Statement,” the Closing Adjustment Items reflected thereon be deemed for purposes of this Section 2.6 to be the “Final Closing Adjustment Items” in which case each shall be final and binding on all parties to this Agreement and on all Company Equityholders or (ii) submit any items in the Estimated Closing Adjustment Statement to the Neutral Accountant for review. All determinations and calculations of the Neutral Accountant pursuant to this Section 2.6(e) shall consider only those Closing Adjustment Items that are set forth in the Company Equityholder Representative’s notice to the Neutral Accountant, shall be in writing and shall be delivered to the Buyer and the Company Equityholder Representative as promptly as practicable. Absent fraud or manifest error, the Estimated Closing Adjustment Statement, as updated to incorporate the Closing Adjustment Items submitted to and finally determined by the Neutral Accountant, shall be deemed for purposes of this Section 2.6 to be the “Final Closing Adjustment Statement,” the Closing Adjustment Items reflected thereon shall be deemed for purposes of this Section 2.6 to be the “Final Closing Adjustment Items” and each shall be final and binding on all parties to this Agreement and on all Company Equityholders. In determining the Closing Adjustment Statement and the Closing Adjustment Items, the Neutral Accountant shall act as an expert and not as arbitrator and the Neutral Accountant’s authority is limited to resolving disputed issues of fact (and not law). A judgment on the determination made by the Neutral Accountant pursuant to this Section 2.6 may be entered in and enforced by any court having jurisdiction in accordance with Section 12.12. The fees and expenses of the Neutral Accountant in connection with the review and determination of Closing Adjustment Items pursuant to Section 2.6(e) shall be borne solely by the Company Equityholders (payable solely from the Representative Fund to the extent of available funds).

(f) Final Closing Adjustment.

(i) The “Final Closing Adjustment” shall be equal to (A) the amount of the sum of the Final Closing Adjustment Items, minus (B) the Estimated Closing Adjustment. For the avoidance of doubt, the Final Closing Adjustment may be a positive or negative number.

(ii) If the Final Closing Adjustment is greater than zero (0), then the Buyer shall be entitled to receive payment of the Final Closing Adjustment solely from the Escrow Fund, and the Buyer and the Company Equityholder Representative shall promptly (and in no event later than two (2) Business Days) after the date of determination of the Final Closing

Adjustment and in accordance with the Escrow Agreement execute and deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to (A) disburse to the Buyer from the Escrow Fund, by wire transfer of immediately available funds, the lesser of the Final Closing Adjustment and the balance of the Escrow Fund and (B) disburse the remaining balance, if any, of the Escrow Fund, by wire transfer of immediately available funds, to the Exchange and Paying Agent for distribution to the Company Equityholders in accordance with the Closing Date Allocation Schedule (provided, that any cash amounts payable in respect of any In-the-Money Option or Company RSU hereunder shall be paid to the Surviving Corporation for distribution to such holders through the Surviving Corporation’s payroll system, subject to any applicable withholding as provided in Section 2.9).

(iii) If the Final Closing Adjustment is less than or equal to zero (0), then (A) the Buyer shall pay an amount equal to the lesser of the Escrow Amount and the absolute value of the Final Closing Adjustment to the Exchange and Paying Agent for distribution to the Company Equityholders in accordance with the Closing Date Allocation Schedule (provided, that any cash amounts payable in respect of any In-the-Money Option or Company RSU hereunder shall be paid to the Surviving Corporation for distribution to such holders through the Surviving Corporation’s payroll system, subject to any applicable withholding as provided in Section 2.9) and (B) the Buyer and the Company Equityholder Representative shall promptly (and in no event later than two (2) Business Days) after the date of determination of the Final Closing Adjustment and in accordance with the Escrow Agreement execute and deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to disburse the remaining balance of the Escrow Fund, by wire transfer of immediately available funds, to the Exchange and Paying Agent for distribution to the Company Equityholders in accordance with the Closing Date Allocation Schedule (provided, that any cash amounts payable in respect of any In-the-Money Option or Company RSU hereunder shall be paid to the Surviving Corporation for distribution to such holders through the Surviving Corporation’s payroll system, subject to any applicable withholding as provided in Section 2.9).

(g) From the delivery of the Closing Adjustment Statement until such time as the calculation of the Final Closing Adjustment has been finally determined pursuant to this Section 2.6, the Company Equityholder Representative and its accountants shall, upon reasonable written notice and during normal business hours, be permitted to discuss with the Buyer and its accountants the Closing Adjustment Statement and shall be provided copies of, and have reasonable access, upon reasonable notice at reasonable times during normal business hours, to the pertinent work papers and supporting records of the Buyer and its accountants (subject to the execution of customary access letters) so as to allow the Company Equityholder Representative and its accountants to verify the accuracy of the Closing Adjustment Statement; provided, that the Buyer shall not be required to provide access to any information, working paper or records that would violate (i) any obligation of confidentiality to which the Buyer or any of its Affiliates is subject, as applicable, (ii) any attorney-client privilege, attorney work product doctrine or other similar privileges or (iii) any applicable Laws; provided further, that, in the case of clause (ii) above, the Buyer shall use commercially reasonable efforts to arrange such alternative access for the Company Equityholder Representative in a manner that would not result in such violation.

(h) The parties agree that the procedures set forth in this Section 2.6 shall be the sole and exclusive method for resolving any disputes with respect to the determination of the Final Closing Adjustment Statement, the Final Closing Adjustment Items and the Final Closing Adjustment; provided, that notwithstanding anything to the contrary herein, the foregoing shall not prohibit the Buyer or the Company Equityholder Representative, as applicable, from instituting a Legal Proceeding to enforce any final determination of the Final Closing Adjustment Statement, the Final Closing Adjustment Items and the Final Closing Adjustment by the Neutral Accountant pursuant to the terms and conditions of this Section 2.6, or to compel the Buyer or the Company Equityholder Representative, as applicable, to submit any dispute arising in connection with Section 2.6 to the Neutral Accountant pursuant to the terms and conditions of this Section 2.6 in any court or other tribunal of competent jurisdiction in accordance with Section 12.12.

(i) Notwithstanding anything in this Agreement to the contrary, the parties hereto acknowledge and agree that no amount shall be taken into account, recognized, debited, credited or set off more than once in the calculation of the calculation of the Estimated Closing Adjustment Statement or Final Closing Adjustment Statement and no party hereto, nor the Company Equityholders shall benefit from any double-counting in the calculation of any such adjustments.

2.7 Post-Closing Consideration.

(a) On or prior to the later of the second anniversary of the Closing Date and January 15, 2025, the Company Equityholders may become entitled to additional cash consideration of up to $300,000,000 (the “Post-Closing Consideration”) on the terms set forth in Schedule 2.7 hereto.

(b) The Company Equityholder Representative acknowledges and agrees: (i) Buyer shall have the right to own, operate, use, license, develop and otherwise Commercialize the assets of the Company in any way that Buyer deems appropriate in its sole discretion, (ii) Buyer does not have any obligation, expressed or implied, to own, operate, use, license, develop or otherwise Commercialize the assets of the Company in order to maximize or expedite the payments described in Schedule 2.7, including any obligation to pursue particular business opportunities, engage in particular advertising or marketing campaigns or otherwise, (iii) Buyer shall owe no duty, as a fiduciary or otherwise, to the Company Equityholder Representative or the Company Equityholders in connection with its operation of the Company or its assets following the Closing, (iv) there is no assurance that the Company Equityholder Representative or the Company Equityholders will receive any Post-Closing Contingent Consideration, (v) (A) Buyer has not, prior to or after the date hereof, promised or projected any amounts to be received by the Company Equityholder Representative or the Company Equityholders in respect of any Post-Closing Contingent Consideration, (B) the Company Equityholder Representative is not relying on nor has relied on any promises, projections, representation or warranty of any kind or other information, documents or materials (or absence thereof) in respect of any payments described in Schedule 2.7, including with respect to the operation of the Company and the Company’s assets following the Closing and (C) the Company Equityholder Representative hereby (x) disclaims reliance on any such promises, projections, representations, warranties or other information, documents or materials (or absence thereof), (y) understands and agrees that any such promises, representations, warranties, projections and other information, documents and materials (or absence thereof) are specifically disclaimed by Buyer and (z) waives any right it may otherwise have with respect to any such promises, projections, representations, warranties or other information, documents or materials (or absence thereof), and (vi) the parties hereto intend the express provisions of Schedule 2.7 to govern their contractual relationship and to supersede any standard of efforts or implied covenant of good faith and fair dealing that might otherwise be imposed by any court or other Governmental Entity or otherwise; provided, that notwithstanding the foregoing, Buyer shall not take any actions, the primary purpose of which is to deprive the Company Equityholder Representative and the Company Equityholders, or reduce the amount, of any payment of Post-Closing Contingent Consideration. For the purposes of Schedule 2.7, “Commercialize” means, with respect to any product or service, (I) any and all decisions and activities (x) relating to the pricing, marketing or promotion of such product or service or (y) otherwise impacting the commercial sales thereof, and (II) the commercial sale of such product or service, including advertising, market research, offering to commercially sell, distributing or developing such product for commercial sale.

(c) Within thirty (30) calendar days after the last day of each calendar quarter during the Measurement Periods, the Buyer will provide to the Company Equityholder Representative a written report stating with respect to the immediately preceding calendar quarter (i) the estimated percentage completion of the work necessary to achieve each requirement set forth in paragraph 7 of Appendix A to Schedule 2.7 and, in reasonable detail, (ii) the Measured Metrics during such calendar quarter, and the calculation thereof.

(d) For the avoidance of doubt, the Company Equityholders’ contingent rights to receive Post-Closing Consideration (or any portion thereof) (i) is solely a contractual right and is not a security for the purposes of any federal or state securities law; (ii) will not be represented by any form of certificate or instrument; (iii) does not give any party hereto the right to any dividend rights, voting rights, liquidation rights, preemptive rights or other rights; (iv) are not redeemable; and (v) may not be sold, assigned, pledged, gifted, conveyed, transferred or otherwise disposed of (a “Transfer”) (and any Transfer in violation hereof shall be null and void).

(e) All amounts of Post-Closing Consideration paid pursuant shall be deemed to be adjustments to the Closing Consideration for U.S. federal income Tax purposes, except as otherwise required by applicable Law.

2.8 Allocation Schedules.

(a) The Exchange and Paying Agent shall make all payments constituting Aggregate Consideration (including any Future Payments) to the applicable Company Equityholders in accordance with the Closing Date Allocation Schedule (subject to Section 5 of Schedule 2.7) and the Letters of Transmittal, and the Buyer or the Surviving Corporation shall pay the portion of the Aggregate Consideration (including any Future Payments) payable to the holders of In-the-Money Options and Company RSUs pursuant to Section 2.5 to the holders thereof in accordance with the Closing Date Allocation Schedule (subject to Section 5 of Schedule 2.7) (subject to any applicable withholding as provided in Section 2.9). The Buyer and the Exchange and Paying Agent shall be entitled to rely upon the calculations and amounts set forth in the Closing Date Allocation Schedule (subject to Section 5 of Schedule 2.7) for purposes of making the applicable payments hereunder or the Exchange and Paying Agent Agreement.

(b) No later than seven (7) Business Days prior to each Future Payment hereunder, the Buyer shall send to the Company Equityholder Representative a schedule setting forth the holders of Company Options and each such holder’s aggregate number of Company Options and, as of such date, Excluded Options, and all such further information reasonably necessary for the Company Equityholder Representative to prepare and deliver the supplement referred to in the next sentence (including any updated information that has been or should be notified to the Company Equityholder Representative pursuant to Section 5 of Schedule 2.7). Following receipt of such schedule, the Company Equityholder Representative shall prepare and deliver to the Buyer a supplement to the Closing Date Allocation Schedule setting forth, giving effect to Section 2.5(a)(i) and Section 5 of Schedule 2.7, the Pro Rata Portion of each Company Equityholder for such Future Payment and the portion of such Future Payment attributable to such Company Equityholder’s Company Stock, In-the-Money Options (excluding Excluded Options), Company RSUs and Company Warrants. Such supplement shall be deemed to amend the Closing Date Allocation Schedule with respect to any remaining Future Payments hereunder. The Buyer agrees to deliver promptly to the Company Equityholder Representative upon request any additional information reasonably necessary for the Company Equityholder Representative to prepare and deliver any applicable supplement referred to above or otherwise applicable to any post-closing payment to the Company Equityholders.

2.9 Withholding Rights. The Buyer, the Company, the Surviving Corporation, the Exchange and Paying Agent, the Escrow Agent and any other applicable withholding agent will be entitled to deduct and withhold from the amounts otherwise payable by it pursuant to this Agreement (including, for the avoidance of doubt, any payment of the Representative Fund Amount, the Fixed Post-Closing Payment, and Post-Closing Contingent Consideration) to any Person such amounts as it reasonably determines that it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax Law, and to collect any necessary Tax forms, including Forms W-8 or W-9, as applicable, or any similar information, from Company Equityholders and any other recipients of payments hereunder, including in connection with the Letter of Transmittal. In the event that any amount is so deducted, withheld, and properly remitted to the applicable Governmental Entity, such amount will be treated for all purposes of this Agreement as having been paid to the Person to whom the payment from which such amount was withheld was made.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to the Buyer that, except as set forth in the Company Disclosure Schedule, the statements contained in this ARTICLE III are true and correct as of the date of this Agreement and as of the Closing, except to the extent such representations and warranties are specifically made as of a particular date (in which case such representations and warranties will be true and correct as of such date).

3.1 Organization, Standing and Corporate Power. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted and is duly qualified to do business and, where applicable as a legal concept, is in good standing as a foreign corporation in each jurisdiction in which the character of the properties it owns, operates or leases or the nature of its activities makes such qualification legally required, except for such failures to be so organized, qualified or in good standing, individually or in the aggregate, that are not reasonably likely to have a Company Material Adverse Effect. The Company has made available correct and complete copies of the Organizational Documents of the Company and each of its Subsidiaries and the Stockholder Documents, in each case, as in effect as of the date hereof, and none of the Company or any of its Subsidiaries, as applicable, is in material breach of its Organizational Documents or the Stockholder Documents.

3.2 Capitalization.

(a) The authorized capital stock of the Company consists of 14,000,000 shares of Company Common Stock and 7,100,000 shares of Company Preferred Stock, of which 500,000 shares are designated as “Seed Preferred Stock,” 1,600,000 shares are designated as “Seed A Preferred Stock,” 3,200,000 shares are designated as “Series A Preferred Stock,” and 1,800,000 shares are designated as “Series B Preferred Stock.” As of the date of this Agreement, there were (i) 3,903,174 shares of Company Common Stock, 497,000 shares of Seed Preferred Stock, 1,539,639 shares of Seed A Preferred Stock, 3,164,824 shares of Series A Preferred Stock and 1,484,856 shares of Series B Preferred Stock outstanding, (ii) no shares of Company Common Stock or Company Preferred Stock held in treasury, (iii) 2,215,637 shares of Company Common Stock subject to outstanding Company Options under any Company Stock Plan, (iv) 17,584 shares of Company Common Stock subject to outstanding Company RSUs under any Company Stock Plan, (v) 0 shares of Company Common Stock reserved for future issuance under any Company Stock Plan, (vi) 16,039 shares of Company Stock subject to outstanding Company Warrants, and (vii) no shares of Company Stock subject to conversion or exercise of any other convertible or exercisable instruments or securities.

(b) Section 3.2(b) of the Company Disclosure Schedule sets forth a complete and accurate list, as of the date of this Agreement, of the holders of capital stock of the Company, showing the number of shares of capital stock, and the class or series of such shares, held by each stockholder and (for shares other than shares of Company Common Stock) the number of shares of Company Common Stock (if any) into which such shares are convertible. There are no outstanding shares of Company Stock that constitute restricted stock or that are otherwise subject to a repurchase, redemption right or other similar right. All of the issued and outstanding shares of capital stock of the Company have been duly authorized, validly issued, fully paid, nonassessable and free of all preemptive rights. All of the Equity Interests of the Company are free and clear of any Liens (other than transfer restrictions under applicable securities Laws or set forth in the Company’s Organizational Documents or the Stockholder Documents), were not issued in violation of any preemptive or similar right, purchase option, call option or right of first refusal or other similar right and have been offered, issued and sold by the Company in compliance with all applicable securities Laws.

(c) Section 3.2(c) of the Company Disclosure Schedule sets forth a complete and accurate list, as of the date of this Agreement, of: (i) all Company Stock Plans, indicating for each Company Stock Plan the number of shares of Company Stock subject to outstanding

Company Options and Company RSUs under such Company Stock Plan and the number of shares of Company Stock reserved for future issuance under such Company Stock Plan, (ii) in respect of each outstanding Company Option and Company RSU, (A) the name of each holder, (B) the Company Stock Plan under which such Company Option or Company RSU was granted, (C) the number of shares of Company Stock subject to such Company Option or Company RSU, (D) the exercise price, if any, (E) the date of grant and (F) the expiration date and (iii) in respect to each outstanding Company Warrant, the name of each holder and the agreement or other document under which such Company Warrant was granted, the number of shares of capital stock, and the class or series of such shares, subject to such Company Warrant, the exercise price, the date of issuance and the expiration date thereof. The Company has made available to the Buyer complete and accurate copies of all Company Stock Plans, forms of all stock award agreements evidencing Company Options and Company RSUs and all agreements evidencing Company Warrants. All of the shares of capital stock of the Company subject to Company Options, Company RSUs and Company Warrants will be, upon issuance pursuant to the exercise of such instruments, duly authorized, validly issued, fully paid, nonassessable, and free of all preemptive rights. All Company Options and Company RSUs were granted in material compliance with the terms of the Company Stock Plans, applicable award agreement and applicable Law. No Company Option was granted with a per share exercise price below the fair market value per share of the underlying Company Common Stock on the date such Company Option was granted or has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such Company Option.

(d) Except as set forth in Section 3.2(b) or Section 3.2(c) of the Company Disclosure Schedule, (i) there are no Equity Interests of any class of the Company, or any security convertible or exchangeable into, or measured by reference to, or exercisable for such Equity Interests, issued, reserved for issuance or outstanding, (ii) there are no options, warrants, equity securities, calls, rights, commitments or agreements to which the Company is a party or by which the Company is bound obligating the Company to issue, exchange, transfer, deliver or sell, or cause to be issued, exchanged, transferred, delivered or sold, additional shares of capital stock or other Equity Interests of the Company or any security or rights convertible into or exchangeable into, or measured by reference to, or exercisable for any such shares or other Equity Interests, or obligating the Company to grant, extend, otherwise modify or amend or enter into any such option, warrant, Equity Interest, call, right, commitment or agreement, (iii) the Company has no obligation (contingent or otherwise) to issue any subscription, warrant, option, convertible security or other such right, or to issue or distribute to holders of any Equity Interests of the Company any evidences of Indebtedness or assets of the Company, and (iv) the Company has no obligation (contingent or otherwise) to purchase, redeem or otherwise acquire any Equity Interests or to pay any dividend or to make any other distribution in respect thereof. The Company does not have any voting Indebtedness.

3.3 Subsidiaries.

(a) Section 3.3 of the Company Disclosure Schedule sets forth, as of the date of this Agreement, for each Subsidiary of the Company: (i) its name; (ii) the number and type of its issued and outstanding Equity Interests and a list of the beneficial and record owners thereof; and (iii) its jurisdiction of organization. Except as set forth in Section 3.3 of the Company Disclosure Schedule, there are no other outstanding Equity Interests of any Subsidiary of the

Company. All of the issued and outstanding Equity Interests of each Subsidiary of the Company are duly authorized, validly issued, fully paid and non-assessable, were not issued in violation of any preemptive or similar right, purchase option, call options or right of first refusal or other similar right and have been offered, issued, sold and delivered by such Subsidiary in compliance with applicable securities Laws, except for any non-compliances, individually or in the aggregate, that are not material to the Company and its Subsidiaries, taken as a whole. There are no outstanding equity appreciation rights, profit participation of other similar rights with respect to Equity Interests of any Subsidiary of the Company. There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Equity Interest of any Subsidiary of the Company. All of the outstanding Equity Interests in each Subsidiary of the Company are held, directly or indirectly, by the Company to another Subsidiary of the Company, free and clear of all Liens (other than transfer restrictions under applicable securities Laws or set forth in the Organizational Documents of each Subsidiary).

(b) Each Subsidiary of the Company is an entity duly organized, validly existing and in good standing (to the extent such concepts are applicable) under the laws of the jurisdiction of its incorporation, has all requisite corporate power (or similar power, in the case of a non-corporate entity) and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted, and is duly qualified to do business and is in good standing as a foreign corporation (to the extent such concepts are applicable) in each jurisdiction where the character of its properties owned, operated or leased or the nature of its activities makes such qualification necessary, except for such failures to be so organized, qualified or in good standing, individually or in the aggregate, that are not reasonably likely to have a Company Material Adverse Effect.

3.4 Authority; No Conflict; Required Filings and Consents.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and the other agreements, instruments and documents contemplated hereby to which it is or will be a party and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by the Company of this Agreement and the other agreements, instruments and documents contemplated hereby to which it is or will be a party and, subject to obtaining the Company Stockholder Approval, which is the only approval required from the Company Stockholders, the performance by the Company of this Agreement and the other agreements, instruments and documents contemplated hereby to which it is a party or will be a party and the consummation by the Company of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate and other action on the part of the Company and the Company Stockholders. Without limiting the generality of the foregoing, except as set forth on Section 3.4(a) of the Company Disclosure Schedule, the Board of Directors of the Company by the unanimous vote of all directors (i) determined that the Merger is fair and in the best interests of the Company, the Company Stockholders and those materially affected by the Company’s conduct, and promotes the Public Benefit Purpose, (ii) approved the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and other obligations hereunder, and the consummation of the Merger upon the terms and subject to the conditions set forth herein, (iii) resolved to recommend that the Company Stockholders adopt this Agreement in accordance with the DGCL and (iv) directed that this Agreement and the Merger be submitted to the stockholders of the Company for their adoption and approval and resolved to recommend that the stockholders of the Company vote in favor of the adoption of this Agreement and the approval of the Merger. This Agreement and all other agreements, instruments and documents contemplated hereby to which the Company is a party have been, or will be upon execution and delivery thereof, duly and validly executed and delivered by the Company and, assuming the due and valid authorization, execution and delivery of such agreement, instrument or document by the other parties thereto, constitutes or will, upon execution and delivery thereof, constitute a valid and binding obligation of the Company, enforceable against it in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws now or hereafter in effect relating to creditors’ rights generally and subject to general principles of equity.

(b) The execution, delivery and performance of this Agreement, and the other agreements, instruments and documents contemplated hereby to which it is or will be a party, by the Company do not, and the consummation by the Company of the transactions contemplated by this Agreement shall not, (i) conflict with, or result in any violation or breach of, any provision of the certificate of incorporation or bylaws of the Company, (ii) conflict with, or result in any violation or breach of, or constitute a default under, or give rise to a right of termination, modification, amendment, cancellation or acceleration of any obligation or loss of any material benefit, or require a consent or waiver under, with or without the giving of notice, the lapse of time or both, any of the terms, conditions or provisions of any Material Contract or material Permits of the Company or any of its Subsidiaries, (iii) subject to compliance with the requirements specified in clauses (i) and (ii) of Section 3.4(c), conflict with or violate any permit, concession, franchise, license, judgment, injunction, order, decree, statute, Law, ordinance, rule or regulation applicable to the Company or any of its Subsidiaries or any of its or their respective properties or assets or (iv) result in the creation of imposition of any Lien on any of the properties or assets of the Company or any of its Subsidiaries, except in the case of clauses (ii), (iii) and (iv) of this Section 3.4(b) for any such conflicts, violations, breaches, defaults, terminations, modifications, amendments, cancellations, accelerations or losses, and for any consents or waivers not obtained, that, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Effect.

(c) No consent, approval, license, permit, order or authorization of, or registration, declaration, notice or filing with, any Governmental Entity or any stock market or stock exchange on which shares of Company Common Stock are listed for trading, is required by or with respect to the Company or any of its Subsidiaries in connection with the execution, delivery and performance by the Company of this Agreement or any of the other agreements, instruments and documents contemplated hereby to which it is or will be a party or the consummation by the Company and the Subsidiaries of the transactions contemplated hereby and thereby, except for (i) the pre-merger notification requirements under the HSR Act, (ii) the filing of the Certificate of Merger with the Secretary of State and appropriate corresponding documents with the appropriate authorities of other states in which the Company is qualified as a foreign corporation to transact business and (iii) such other consents, approvals, licenses, permits, orders, authorizations, registrations, declarations, notices and filings which, if not obtained or made, are not reasonably likely to have a Company Material Adverse Effect.

3.5 Financial Statements.

(a) The Company has made available to the Buyer complete and accurate copies of the Company Financial Statements, which are attached to Section 3.5(a) of the Company Disclosure Schedule. The Company Financial Statements were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby; provided, however, that the Company Financial Statements referred to in clause (b) of the definition of such term are subject to normal recurring year-end adjustments (which, individually and in the aggregate, will not be material) and do not include footnotes (which if presented would not differ materially from those presented in the Company Financial Statements referred to in clause (a) of the definition of such term).

(b) Each of the Company Financial Statements fairly presents in all material respects the consolidated assets, liabilities, business, financial condition, results of operations and cash flows of the Company and the Subsidiaries as of the date thereof and for the periods referred to therein, and is prepared based on and consistent with the books and records of the Company and the Subsidiaries. The accruals for vacation expenses, severance payments and Taxes on the Most Recent Balance Sheet are adequate and properly reflect the expenses associated therewith.

(c) The Company and each Subsidiary maintains accurate books and records accurately reflecting its assets and liabilities and maintains a system of internal accounting controls customary for similarly structured companies of the size and nature of the Company that are sufficient to provide reasonable assurance that (i) transactions are executed with management’s or the directors’ authorization, (ii) transactions are recorded as necessary to permit preparation of the financial statements of the Company and each Subsidiary in accordance with GAAP and to maintain accountability for the Company’s and each Subsidiary’s assets, (iii) access to assets of the Company and each Subsidiary is permitted only in accordance with management’s authorization, (iv) the reporting of assets of the Company and each Subsidiary is compared with existing assets at regular intervals, and (v) accounts, notes and other receivables and inventory were recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis.

(d) The Company maintains disclosure controls and procedures customary for similarly structured companies of the size and nature of the Company that are effective to ensure that all material information concerning the Company is made known on a timely basis to the individuals responsible for the preparation of the Company’s financial statements.

(e) Since January 1, 2019, neither the Company nor any of its Subsidiaries has received any written complaint, allegation, assertion or claim that there is (i) a “significant deficiency” in the internal controls over financial reporting of the Company, (ii) a “material weakness” in the internal controls over financial reporting of the Company or (iii) fraud, whether or not material, that involves management or other employees of the Company or any of its Subsidiaries who have a significant role in the internal controls over financial reporting of the Company or its Subsidiaries.

3.6 Absence of Certain Changes. Since the Most Recent Balance Sheet Date, (i) there has not been a Company Material Adverse Effect, (ii) except as contemplated or permitted hereby, the Company and its Subsidiaries have conducted their businesses in the Ordinary Course of Business and (iii) neither the Company nor any of its Subsidiaries has taken any action that would have required the consent of the Buyer under Section 6.1 of this Agreement had it occurred following the execution and delivery of this Agreement.

3.7 Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any material liability, except for (i) liabilities specifically shown on the face of the Most Recent Balance Sheet, (ii) liabilities that have arisen since the Most Recent Balance Sheet Date in the Ordinary Course of Business (none of which relates to a breach of Contract, breach of warranty, tort, misappropriation, infringement or violation of applicable Law), (iii) Company Transaction Expenses incurred in connection with this Agreement or the transactions contemplated hereby, (iv) liabilities for contractual performance obligations (including executory obligations thereunder but not, for the avoidance of doubt, any liabilities or obligations arising as a result of any breach or default thereunder or violation of Law) incurred in the Ordinary Course of Business and (v) liabilities set forth in Section 3.7 of the Company Disclosure Schedule.

3.8 Tax Matters.

(a) Each of the Company and the Subsidiaries has properly filed on a timely basis all income and other material Tax Returns that it was required to file (taking into account applicable extensions). All such Tax Returns are true, correct and complete in all material respects and were prepared in material compliance with all applicable Laws. Each of the Company and the Subsidiaries has paid on a timely basis all income and other material Taxes, whether or not shown on any Tax Return, that were due and payable.

(b) The unpaid Taxes of the Company and each Subsidiary (i) for taxable periods (or portions thereof) through the Most Recent Balance Sheet Date do not exceed the accruals and reserves for Taxes (excluding accruals and reserves for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the Most Recent Balance Sheet and (ii) for taxable periods (or portions thereof) through the Closing Date, will not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with GAAP.

(c) All Taxes that the Company or any of its Subsidiaries is or was required by Law to withhold in connection with an amount paid to an equityholder, employee, independent contract, creditor, or other third party have been duly withheld or collected and, to the extent required, have been properly remitted to the appropriate Governmental Entity, and each of the Company and any of its Subsidiaries has complied in all material respects with all information reporting and backup withholding requirements in connection with amounts paid to any equityholder, employee, independent contractor, creditor, or other third party.

(d) Neither the Company nor any of its Subsidiaries is or has ever been a member of an affiliated group with which it has filed (or been required to file) consolidated, combined, or unitary Tax Returns other than a group of which the common parent is the Company. Neither the Company nor any of its Subsidiaries (i) has any liability under Treasury Regulations Section 1.1502-6 (or any analogous provision of state, local or foreign Law), as a transferee or successor, or pursuant to any contractual obligation for any Taxes of any Person other than the

Company or any of its Subsidiaries (other than pursuant to commercial or financing agreements entered into in the Ordinary Course of Business with one or more third parties the primary purpose of which does not relate to Taxes), (ii) is a party to or bound by any Tax Sharing Agreement, or (iii) is subject to any closing or similar agreement or any private letter ruling or comparable ruling of any Governmental Entity that will be binding on the Company or any Subsidiary following the Closing Date.

(e) The Company made available to the Buyer complete and correct copies of all income and other material Tax Returns of the Company and any of its Subsidiaries for all taxable periods ending after January 1, 2019.

(f) No examination or audit of or relating to any Tax Return of the Company or any of its Subsidiaries by any Governmental Entity is currently in progress or threatened in writing. No adjustment or claim of deficiency for Taxes of the Company or any of its Subsidiaries has been asserted, assessed, claimed, threatened, or proposed in writing by any Governmental Entity that has not been resolved.

(g) Neither the Company nor any of its Subsidiaries has been informed in writing by any jurisdiction in which the Company or any of its Subsidiaries does not file a Tax Return that the jurisdiction believes that the Company or any of its Subsidiaries was required to file any Tax Return that was not filed or is subject to Tax in such jurisdiction which matter has not been settled, withdrawn or otherwise resolved.

(h) Neither the Company nor any of its Subsidiaries has (i) waived any statute of limitations with respect to Taxes or agreed to extend the period for assessment or collection of any Taxes, which waiver or extension is still in effect (other than in connection with automatic extensions to file Tax Returns obtained in the Ordinary Course of Business), (ii) requested any extension of time within which to file any Tax Return (excluding an application for automatic extension of time, such as on an IRS Form 7004), which Tax Return has not yet been filed, or (iii) executed or filed any power of attorney with any taxing authority, which will remain in effect as of the Closing Date.

(i) Neither the Company nor any of its Subsidiaries has made any payment or provided any benefit, is obligated to make any payment or provide any benefit, or is a party to any agreement, contract, arrangement or plan that could obligate it to make any payment or provide any benefit that may be treated in any part as an “excess parachute payment” under Section 280G of the Code.

(j) Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction or loss from, taxable income for any period (or portion thereof) ending after the Closing Date as a result of (i) any use of an improper method of accounting for a Pre-Closing Tax Period, (ii) any adjustments under Section 481 of the Code (or any similar adjustments under any provision of the Code or the corresponding foreign, state or local Tax Law), (iii) any deferred intercompany gain or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any analogous provision of state, local or foreign Tax Law), (iv) any “closing agreement” as described in Section 7121 of the Code (or any analogous or similar provision of state, local or foreign Tax Law)

executed on or prior to the Closing, (v) any installment sale or open transaction disposition made on or prior to the Closing, (vi) any deferred revenue or prepaid amount received on or prior to the Closing, (vii) any dual consolidated losses (within the meaning of Section 1503(d) of the Code) or overall foreign losses (within the meaning of Section 904(f) of the Code) taken into account in a Pre-Closing Tax Period, or (viii) any gain recognition agreement to which the Company or any of its Subsidiaries is a party under Section 367 of the Code (or any similar provision of state, local or foreign Tax Law) entered into on or prior to the Closing Date.

(k) Neither the Company nor any of its Subsidiaries (i) is or has been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(l)(A)(ii) of the Code or (ii) owns any equity interest in any “controlled foreign corporation” within the meaning of Section 957 of the Code (other than AdoreMe S.r.l. and AdoreMe France SaS).

(l) Neither the Company nor any of its Subsidiaries has distributed to its shareholders or security holders stock or securities of a controlled corporation, nor has stock or securities of the Company or any of its Subsidiaries been distributed, in a transaction to which Section 355 of the Code applies during the two (2) years prior to the date of this Agreement.

(m) There are no Liens with respect to Taxes upon any of the assets of the Company or any of its Subsidiaries other than liens for Taxes not yet due and payable.

(n) Neither the Company nor any of its Subsidiaries (i) is a partner or member of a partnership or other entity or arrangement that is treated as a partnership for federal income Tax purposes or (ii) has made an entity classification (“check-the-box”) election under Treasury Regulations Section 301.7701-3. Section 3.8(n) of the Company Disclosure Schedules sets forth the U.S. federal income Tax classification of the Company and each of its Subsidiaries at all times since their respective formations.

(o) Neither the Company nor any of its Subsidiaries is subject to tax in any country other than its country of incorporation, organization or formation by virtue of having employees, a permanent establishment or other place of business in that country (for this purpose a company incorporated or organized in a state of the United States is considered incorporated or organized in the United States).

(p) Neither the Company nor any of its Subsidiaries has engaged in a “listed transaction” as set forth in Treasury Regulations Section 1.6011-4(b)(2).

(q) Neither the Company nor any of its Subsidiaries will be required to recognize after the Closing Date any taxable income or reduce any Tax attribute as a result of any inclusion under Section 965 of the Code or any election under 965(h) of the Code.

(r) Neither the Company nor any of its Subsidiaries has elected to defer the payment of any Taxes under the CARES Act or the Payroll Tax Executive Order.

3.9 Assets. The Company or the applicable Subsidiary of the Company is the true and lawful owner of, and has good and marketable title to, all of the material tangible assets purported to be owned by the Company or such Subsidiary, free and clear of all Liens. The Company and each of its Subsidiaries owns or leases all tangible assets sufficient for the conduct of its businesses as presently conducted, which tangible assets are reflected in the Company Financial Statements to the extent required by GAAP (other than to the extent disposed of in the Ordinary Course of Business since the Most Recent Balance Sheet Date). Each material tangible asset is free from material defects, has been maintained in accordance with normal industry practice, is in good operating condition and repair (subject to normal wear and tear) and is suitable for the purposes for which it presently is used.

3.10 Owned and Leased Real Property.

(a) Neither the Company nor any of its Subsidiaries owns, or has ever owned, any real property.

(b) Section 3.10(b) of the Company Disclosure Schedule sets forth a complete and accurate list as of the date of this Agreement of all Leases (including the date and name of the parties to each Lease document) and the location of the premises subject thereto. Neither the Company nor any of its Subsidiaries nor, to the Company’s Knowledge, any other party to any Lease is in default under any of the Leases, and to the Company’s Knowledge no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute a breach or default, or permit the termination, modification or acceleration of rent under any of the Leases, except where the existence of such default is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as whole. Neither the Company nor any of its Subsidiaries leases, subleases, licenses or has otherwise granted any material right to use or occupy any real property to any Person other than the Company and its Subsidiaries. Except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as whole, (i) the Company or a Subsidiary of the Company has valid leasehold interests in all of its Leased Real Property; and (ii) the Company’s or any of its Subsidiary’s possession and quiet enjoyment of the Leased Real Property under the Leases has not been disturbed, and to the Company’s Knowledge there are no disputes with respect to the Real Property Leases. The Company has made available to the Buyer complete and accurate copies of all Leases (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto). Neither of the Company nor any of its Subsidiaries has collaterally assigned or granted any other security interest in any Lease or any interest therein.

3.11 Intellectual Property.

(a) Section 3.11(a) of the Company Disclosure Schedule sets forth a true and complete list of all Company Registrations, including: (A) patents and patent applications; (B) copyright registrations; (C) trademark registrations and pending applications for registration of trademarks; (D) business name registrations and pending applications for registration; and (E) Internet domain name registrations, in each case and as applicable enumerating specifically the applicable filing or registration number, title, jurisdiction in which filing was made or from which registration issued, date of filing and issuance and names of all current applicant(s) and registered owners(s), as applicable, and, if different, the legal owner(s) and beneficial owner(s), and (with respect to domain names) the applicable domain name registrars. All assignments of Company Registrations have been properly executed and recorded. All Company Owned

Intellectual Property, including the Company Registrations, are subsisting, enforceable and valid, and all issuance, renewal, maintenance and other payments that are or have become due with respect to the Company Registrations have been timely paid by or on behalf of the Company or any of its Subsidiaries, and there are no Liens on any of the Company Owned Intellectual Property, including the Company Registrations.

(b) Since January 1, 2019, there have been no inventorship challenges, opposition or nullity proceedings or interferences commenced, or to the Knowledge of the Company, threatened, with respect to any Patent Rights included in the Company Registrations. There is no information that would preclude the Company or any of its Subsidiaries from having clear title to the Company Registrations or any other Company Owned Intellectual Property.

(c) The Company or a Subsidiary exclusively owns all right, title and interest in and to the Company Owned Intellectual Property, and each item of Company Intellectual Property will be owned or available for use by the Buyer or a subsidiary of the Buyer following the Closing on the same terms as such Company Intellectual Property is available to Company or any of its Subsidiaries prior to the Closing. The Company or a Subsidiary owns or has valid, sufficient and enforceable rights to all Intellectual Property used in or necessary for the operation of the business of the Company and its Subsidiaries. Neither the Company nor its any of its Subsidiaries is subject to any proceeding or order of a court or arbitral body regarding the validity, use, ownership, enforceability, infringement, misappropriation or violation of Intellectual Property or limiting the Company’s or any of its Subsidiaries’ right to Exploit the Company Owned Intellectual Property.

(d) The Company or the appropriate Subsidiary, as applicable, has taken commercially reasonable measures to protect the proprietary nature of the Company Owned Intellectual Property. The Company and each of its Subsidiaries requires each Company Employee or any Person with access to any trade secrets or confidential information of the Company to execute a confidentiality agreement to protect the secrecy and confidentiality of any and all trade secrets or confidential information of the Company or the Subsidiaries. To the Knowledge of the Company, no Person is in breach of any confidentiality agreement referenced in this Section 3.11(d). Neither the Company nor any of its Subsidiaries has licensed any Trademarks included in the Company Owned Intellectual Property, or if the Company or any of its Subsidiaries has granted any such license, the Contract containing such license is listed on Section 3.11(d) of the Company Disclosure Schedule, and with respect to each such Contract, the Company and each Subsidiary has policed the quality of all goods and services sold, distributed or marketed under each of its Trademarks and has enforced adequate quality control measures to ensure that no Trademarks that it has licensed to others shall be deemed to be abandoned.

(e) The Company and the Subsidiaries are not infringing, misappropriating or otherwise violating, and have not since January 1, 2019 infringed, misappropriated or otherwise violated, any Intellectual Property of any third party. Since January 1, 2019, neither the Company nor any of its Subsidiaries has received any complaint, claim or notice in writing, or any threat, alleging any such infringement, misappropriation or violation or any request or demand for indemnification or defense.

(f) No Person (including any Company Employee or consultant of the Company or the Subsidiaries) is infringing, misappropriating, or otherwise violating, and has not, since January 1, 2019, infringed, misappropriated, or otherwise violated, any of the Company Owned Intellectual Property. Neither the Company nor any of its Subsidiaries has sent any correspondence, written complaints, claims, notices or threats to any other Person concerning the infringement, misappropriation or violation by such Person of any Company Owned Intellectual Property.

(g) Neither the Company nor any of its Subsidiaries has granted any exclusive rights or licenses to or under any of the Company Owned Intellectual Property.

(h) Section 3.11(h) of the Company Disclosure Schedule identifies each Contract pursuant to which the Company or any of its Subsidiaries receives an exclusive license to any Company Licensed Intellectual Property.

(i) Each Company Employee and any other individual or service provider that has conceived or authored any material Intellectual Property for or on behalf of the Company or any of its Subsidiaries has executed a written agreement (an “IP Assignment Agreement”) expressly assigning to the Company or such Subsidiary all right, title and interest in any inventions and works of authorship, whether or not patentable, conceived or authored during the term of such Company Employee’s employment or such other individual’s or service provider’s engagement, and all Intellectual Property rights therein (except, in each case, to the extent that ownership of such Intellectual Property vests initially in the Company or the applicable Subsidiary as a matter of Law). The Company has made available to the Buyer a complete and accurate copy of each standard form IP Assignment Agreement currently used by the Company or any of its Subsidiaries. To the Knowledge of the Company, no Person is in breach of any IP Assignment Agreement referenced in this Section 3.11(i).

(j) No Company Owned Intellectual Property was funded by any grant, funding or other amount paid by any Governmental Entity, university, educational institution or charity, and no such Governmental Entity, university, educational institution or charity has a claim or right to claim any right in any of the foregoing. The Company is not a member of any standard setting organization or patent pool.

(k) The Company and the Subsidiaries have commercially reasonable disaster recovery plans, consistent with (or exceeding) applicable generally adopted industry standards in all material respects, and take reasonable steps to safeguard the Systems in their possession or operational control (and, to the Knowledge of the Company, third parties controlling other Systems take reasonable steps to safeguard the Systems in their possession) from unauthorized access, disclosure or use by any third party. The Systems (i) are sufficient for the current and currently anticipated needs of the business of the Company and its Subsidiaries immediately following the Closing, including as to capacity, scalability and ability to process current and anticipated peak volumes in a timely manner, (ii) are in sufficiently good working condition to effectively perform all information technology operations and include a sufficient number of licenses seats for all software as necessary for the operation of the business of the Company and its Subsidiaries as currently conducted, and (iii) are free from any bug, virus, malware or programming, design or documentation error or corruption or material defect.

(l) Section 3.11(l) of the Company Disclosure Schedule sets forth a list of all Software included in the Company Owned Intellectual Property (“Company Software”) and their respective Third Party Components (other than Open Source Software). The Company and the Subsidiaries have in their possession the source code for all Company Software. No such source code has been disclosed, licensed, released, distributed, escrowed, or made available to or for any Person (either on a present or contingent basis) and no Person has been granted any rights thereto or agreed to disclose, license, release, distribute, escrow, make available, or otherwise grant any right thereto under any circumstance. The Company and the Subsidiaries have not used, modified, distributed, or otherwise undertaken any act or omission with respect to any Software that is subject to Open Source Software licenses in a manner that requires (or conditions any rights on) (i) the making available, disclosure, distribution, redistribution or licensing of any Company Software (or source code thereto), including at no or minimal charge, (ii) that any licensee of any Company Software be permitted to modify, make derivative works of, distribute, or reverse-engineer any such Software or source code, (iii) the grant of any patent rights, including non-assertion or patent license obligations, or (iv) would otherwise impose any limitation, restriction, or condition on the right or ability of the Company or the Subsidiaries to use, or charge license fees or otherwise seek compensation in connection with, any Company Software (or source code thereto) (provided that, for clarity, disclosures of authorship, disclaimers of warranties, limitations of liability or similar terms generally required under permissive licenses will not be deemed such a limitation, restriction or condition). The Company and the Subsidiaries have complied in all material respects with all licenses with respect to Open Source Software used by any of them.

3.12 Contracts.

(a) Section 3.12(a) of the Company Disclosure Schedule sets forth a complete and accurate list of the Material Contracts to which the Company or any of its Subsidiaries is a party or by which any of their respective assets are bound as of the date of this Agreement. For purposes of this Agreement, “Material Contract” shall mean:

(i) any Contract for the lease of personal property from or to third parties which involves payment or receipt of more than the sum of $35,000 within any twelve (12) month period;

(ii) other than a Company Plan or any agreement for the provision of employment services by an individual, any Contract for the purchase or sale of products (excluding purchase orders made in the Ordinary Course of Business) or for the furnishing or receipt of services which involves payment or receipt of more than the sum of $500,000 within any twelve (12) month period, and cannot be cancelled by the Company without penalty or without more than ninety (90) days’ notice;

(iii) any Contract concerning the establishment or operation of a partnership, joint venture or limited liability company;

(iv) any Contract under which the Company or any of its Subsidiaries has created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) Indebtedness (including capitalized lease obligations) or under which a Lien has been imposed (or may be imposed) on all or any part of the tangible or intangible assets of the Company of its Subsidiaries;

(v) any Contract for the (A) disposition of any significant portion of the assets or business of the Company or any of its Subsidiaries (other than sales, distribution or making available of products or services in the Ordinary Course of Business) or (B) acquisition of the assets or business of any other Person (other than purchases of supplies, products or services in the Ordinary Course of Business);

(vi) any Contract that (A) requires the Company or any of its Affiliates (including after Closing, Buyer or any of its Subsidiaries) to deal exclusively with the counterparty, (B) prohibits or restricts the Company or any of its Affiliates (other than any Affiliate in his or her capacity as an employee, officer, director or individual service provider of the Company or its Subsidiaries) (including after Closing, Buyer or any of its Subsidiaries) from engaging in or competing in any jurisdiction, market or line of business or (C) grants any rights of first refusal, rights of first negotiation, “most favored nation” rights or other similar requirements to any third party;

(vii) any Contract for the employment or engagement of any former (to the extent there is any material ongoing liability or obligation under such Contract) or current officer, employee, director or other individual service provider on a full-time, part-time, or consulting basis that may not be terminated on notice of thirty (30) days or less without the payment of termination or other benefits in excess of those required by applicable Law (excluding restrictive covenant, confidentiality, arbitration, and invention assignment agreements which do not deviate from the Company’s standard forms and which forms have previously been made available to the Buyer);

(viii) any Contract providing for severance (other than as required by applicable non-US Law), retention, change in control payments or transaction-based payments or benefits;

(ix) any Contract involving any resolution, conciliation, compromise, settlement or similar of any actual, pending or threatened Legal Proceeding involving the Company or any of its Subsidiaries (including any Contract in connection with which any employment-related claim has been settled) under which either party to such Contract has any ongoing obligation;

(x) any agreement with a professional employer organization or other similar arrangement (“PEO”);

(xi) any Contract involving any officer, director or stockholder of the Company or any Affiliate thereof, other than indemnification agreements, employment agreements, employment related restrictive covenant agreements, employment-related intellectual property assignment agreements, Company Option or Company RSU agreements or compensation and expense reimbursement agreements entered into in the Ordinary Course of Business;

(xii) any material Contracts related to Intellectual Property, including any Contract (A) pursuant to which the Company or the Subsidiaries grants or is granted a license or right to any Intellectual Property (other than (x) licenses for third party, commercially available “off the shelf” Software with annual payments of less than $150,000 and that are not Third Party Components, and (y) licenses to Open Source Software), (B) for the acquisition, divestiture, or development of Intellectual Property (other than any IP Assignment Agreement entered into with Company Employees or other individual service providers on the Company’s or any of its Subsidiaries’ form, in each case, in the Ordinary Course of Business), and (C) materially affecting the Company’s or the Subsidiaries’ ability to use, enforce, or disclose any Company Owned Intellectual Property or arising out of a dispute, including concurrent use, co-existence, settlement, and consent to use Contracts;

(xiii) any Contract for capital expenditures which require aggregate future payments in excess of $100,000;

(xiv) any Contract with a Top Vendor;

(xv) any Lease requiring aggregate annual payments of more than $100,000;

(xvi) any Labor Agreement; and

(xvii) any Contract that requires the Company or any of its Subsidiaries to loan any amounts to, or make an investment in, any Person, excluding expense advances to employees in the Ordinary Course of Business.

(b) The Company has made available to the Buyer a complete and accurate copy of each Material Contract (as amended). With respect to each Material Contract: (i) the Material Contract is legal, valid, binding and enforceable and in full force and effect against the Company or the Subsidiary of the Company that is a party thereto, as applicable, and, to the Company’s Knowledge, against each other party thereto, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws now or hereafter in effect relating to creditors’ rights generally and subject to general principles of equity; and (ii) neither the Company, any of its Subsidiaries nor, to the Knowledge of the Company, any other party thereto, is, in any material respect, in breach or violation of, or default under, any such Material Contract, and, to the Knowledge of the Company, no event has occurred, is occurring or is threatened, which, after the giving of notice or lapse of time or both, or otherwise, would constitute any such breach, violation or default by the Company, any of its Subsidiaries or, to the Knowledge of the Company, any other party under such Material Contract. Neither the Company nor any of the Company’s Subsidiaries has received written notice of the existence of an event or condition which constitutes, or, after notice or lapse of time or both, will constitute, a default on the part of the Company or any of the Company’s Subsidiaries under any such Material Contract.

3.13 Litigation. Except as set forth in Section 3.13 of the Company Disclosure Schedule, there is no, and there has not been since January 1, 2019 any, (a) material Legal Proceeding pending or, to the Knowledge of the Company, threatened, with respect to, by or against the Company or any of its Subsidiaries or any current officer, director, employee, or stockholder or, to the Knowledge of the Company, any former officer, director, employee or stockholder or current or former consultant or agent of the Company or any of its Subsidiaries, in each case in its, his or her capacity as such or with respect to the Company or any of its Subsidiaries, or seeking to prevent or delay the transactions contemplated hereby. Except as set forth in Section 3.13 of the Company Disclosure Schedule, there are no judgments, orders, injunctions, rulings, decrees, writs, stipulations or awards (whether rendered by a court, administrative agency or other Governmental Entity, by arbitration or otherwise) against or involving the Company or any of its Subsidiaries.

3.14 Environmental Matters.

(a) The Company and the Subsidiaries are, and since January 1, 2019, have been, in compliance with all applicable Environmental Laws in all material respects, and such compliance has included obtaining, maintaining and complying in all material respects with all Permits that are required under Environmental Laws for the occupation of their facilities and the operation of their business.

(b) There is no pending or, to the Knowledge of the Company, threatened Legal Proceeding arising under or relating to any Environmental Law involving the Company or any of its Subsidiaries.

(c) Neither the Company nor any of its Subsidiaries, nor their respective predecessors, has (i) treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, manufactured, distributed, exposed any person to or released any Materials of Environmental Concern, or (ii) owned or operated any property or facility which is or has been contaminated by any such Materials of Environmental Concern, in each of cases (i) or (ii) in a manner that would be reasonably likely to give rise to any liabilities or obligations of the Company or any of its Subsidiaries under any Environmental Laws that, individually or in the aggregate, would be material to the Company and its Subsidiaries, taken as a whole.

(d) Neither the Company nor any of its Subsidiaries has received, since January 1, 2019, any written notice, report, order, directive, or other information, or is a party to or bound by any court order, administrative order, consent order or other agreement between the Company or any of its Subsidiaries and any Governmental Entity, in each case regarding any material violation of, or material liability under, any Environmental Law.

(e) The Company has made available to the Buyer complete and accurate copies of all documents (whether in hard copy or electronic form) that contain any environmental reports, investigations and audits or other material environmental information relating to the Company’s, its Subsidiaries’ or their respective predecessors’ currently or previously owned or operated properties, facilities or operations (whether conducted by or on behalf of the Company, any of its Subsidiaries or a third party, and whether done at the initiative of the Company or a Subsidiary or directed by a Governmental Entity or other third party) which the Company has possession of or access to.

(f) To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has any material liability or obligation under Environmental Laws relating to any solid or hazardous waste transporter or treatment, storage or disposal facility that has been used by the Company or any of its Subsidiaries.

(g) Neither the Company nor any of its Subsidiaries has assumed, undertaken, provided an indemnity with respect to, or otherwise become subject to, any material liability of any other Person relating to Environmental Laws.

3.15 Labor and Employment.

(a) The Company has provided to the Buyer a list of all current Company Employees (by employee identification number), along with the employing entity, position, date of hire, annual rate of compensation (or with respect to current Company Employees compensated on an hourly or per diem basis, the hourly or per diem rate of compensation), employment status (including whether the person is on leave of absence and the dates of such leave), part-time or full-time status, status as exempt or non-exempt from overtime if applicable, and assigned work location and remote work location of each such person. Section 3.15(a) of the Company Disclosure Schedule sets forth all bonuses earned by any current Company Employee that are expected to be accrued but unpaid as of the Closing Date and the amounts of accrued vacation or paid time off, accrued sick time, and the amount of such liabilities as of a date no more than ten (10) Business Days before the date hereof. Except as disclosed in Section 3.15(a) of the Company Disclosure Schedule, each current Company Employee employed in the United States is retained at-will. To the Knowledge of the Company, no current key Company Employee or group of current Company Employees has any plans to terminate employment with the Company or any of its Subsidiaries.

(b) Since January 1, 2019, neither the Company nor any of its Subsidiaries has breached or violated in any material respect any (i) applicable Law respecting labor, employment or employment practices, including any such Law respecting terms and conditions of employment and wages and hours, employment discrimination, employee and worker classification (including with respect to exempt and non-exempt employees for overtime purposes, and independent contractors, leased employees and other non-employee service providers), equal pay, labor relations, workers’ compensation, family and medical or other employee leave, COVID-19, immigration (including the Immigration Reform and Control Act, the completion of Forms I-9, and confirmation of employee visas), disability rights or benefits, privacy, unlawful harassment, retaliation, whistleblowing, equal opportunity/affirmative action, unemployment insurance, plant closures and layoffs (including the WARN Act) and occupational safety and health requirements, (ii) order, ruling, decree, writ, judgment, injunction or award of any arbitrator or any court or other Governmental Entity with respect to employees or other individual service providers, or (iii) employment or other individual service provider agreement. No material claims, controversies, investigations, audits or other Legal Proceedings are pending or, to the Knowledge of the Company, threatened, with respect to such Laws or agreements, either by private Persons or by Governmental Entities, that would reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as whole. Neither the Company nor any of its Subsidiaries is a party to a conciliation agreement, consent decree or other Contract or order with any Governmental Entity with respect to employment practices. No Company Employee has made, since January 1, 2019, a written complaint of discrimination, unlawful harassment, retaliation, or other similar wrongdoing or, to the Knowledge of the Company, since January 1, 2019, an oral complaint of the same. Since January 1, 2019, neither the Company nor any of its Subsidiaries has received any request for, or conducted, an internal investigation of any officer, supervisor or managerial employee of the Company or any of its Subsidiaries, and the Company and its Subsidiaries have reasonably investigated and, where required, taken corrective action in response to all allegations of sexual harassment, or other discrimination, retaliation or policy violations of which the Company has Knowledge, and do not reasonably expect any material liabilities with respect to any such allegations.

(c) Section 3.15(c) of the Company Disclosure Schedule contains a list of all individual consultants and independent contractors currently engaged by either the Company or any of its Subsidiaries, along with the position, date of retention and rate of remuneration for each such Person. Except as disclosed in Section 3.15(c) of the Company Disclosure Schedule, each such consultant or independent contractor is a party to a written agreement or Contract with the Company or is engaged through written agreements between the Company and staffing agencies that treat such consultant or independent contractor as employees of the agency.

(d) The Company has made available to the Buyer a true, correct and complete list of all current Company Employees working in the United States who are not, to the Company’s Knowledge, citizens or permanent residents of the United States, that indicates visa type, work authorization or green card status, sponsoring entity and the date their work authorization is scheduled to expire. All other current Company Employees employed in the United States are, according to the appropriate documentation provided by each, citizens or permanent residents.

(e) The Company or applicable Subsidiary has withheld and paid to the appropriate Governmental Entity or is holding for payment not yet due to such Governmental Entity all material amounts required to be withheld, if any, from its directors, officers, employees and independent contractors, and is not liable in any material amount for any arrears of wages, salaries, premiums, commissions, bonuses, fees, or other compensation owed to such individuals under applicable Law, Contract or Company policy, or fines, Taxes, interest, penalties or other sums for failure to comply with any of the foregoing. Neither the Company nor any of its Subsidiaries has any material liability or obligation with respect to (i) any misclassification of any person as an independent contractor rather than as an employee, as an employee rather than as an independent contractor, or as a non-employee when in fact employed, (ii) any employee leased from or otherwise provided by another employer or (iii) any person currently or formerly classified as exempt from, or otherwise not paid where required, overtime and minimum wages.

(f) The Company and its Subsidiaries are neither party to, nor bound by, any Labor Agreement and no current Company Employees are represented by any labor union, works council, or other labor organization. Since January 1, 2019, (i) no labor union, works council, other labor organization, or group of Company Employees has made a demand for recognition or certification, and there are no representation or certification proceedings pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, (ii) to the Knowledge of the Company, there have been no labor organizing activities with respect to any Company Employees, and (iii) there have been no actual or, to the Knowledge of the Company, threatened unfair labor practice charges, material labor grievances, labor arbitrations, strikes, lockouts, work stoppages, slowdowns, picketing, handbilling or other material labor disputes against or affecting the Company or its Subsidiaries. With respect to the transactions contemplated by this Agreement, the Company and its Subsidiaries have satisfied in all material respects any pre-signing or pre-Closing notice, consultation or bargaining obligations owed to their employees or their employees’ representatives under applicable Law, Labor Agreement or other Contract.

3.16 Employee Benefit Plans.

(a) Section 3.16(a) of the Company Disclosure Schedule contains a complete and accurate list of all material Company Plans, separated by jurisdiction. Complete and accurate copies of (i) all material Company Plans that have been reduced to writing, together with all amendments thereto made since the last restatement of the plan document, (ii) written summaries of all unwritten Company Plans, (iii) all related trust agreements, insurance contracts or other funding arrangements and the most recent summary plan descriptions (and any summary of material modifications thereto), (iv) all annual reports filed on IRS Form 5500 and (for all funded plans) all plan financial statements for the last three (3) plan years for each Company Plan, (v) all reports regarding the satisfaction of the nondiscrimination requirements of Sections 410(b), 401(k), and 401(m) of the Code for the past three (3) years, and (vi) any non-routine written or electronic communications during the past three (3) years from or to the Internal Revenue Service, the United States Department of Labor or any other Governmental Entity with respect to a Company Plan (including any voluntary correction submissions), have been made available to the Buyer. Any such documentation that relates to a Company Plan provided by or through a PEO has been made available solely to the extent such documentation has been provided to the Company.

(b) Each Company Plan has been established, maintained, funded and administered in accordance in all material respects with its terms and with the applicable provisions of ERISA and the Code and the regulations thereunder and other applicable Law, and in all material respects, each of the Company, the Subsidiaries and the ERISA Affiliates has met its obligations with respect to each Company Plan and has timely made all required contributions and payments thereto. The Company and its Subsidiaries have complied in all material respects with any obligations with respect to Mandated Plans. Neither the Company nor any of its Subsidiaries has any plan or commitment, whether legally binding or not, to create any additional Employee Benefit Plans or to amend, modify or terminate any existing Company Plans.

(c) Since January 1, 2019, there have been no Legal Proceedings (except claims for benefits payable in the normal operation of the Company Plans and proceedings with respect to qualified domestic relations orders) against or involving any Company Plan or the assets thereof or asserting any rights or claims to benefits under any Company Plan that may reasonably be expected to give rise to any liability for the Company or any of its Subsidiaries. No Company Plan is or, since January 1, 2019, has been the subject of, or has received written notice that it is the subject of, audit or examination by a Governmental Entity nor has such plan been a participant in a government sponsored amnesty, voluntary compliance or similar program.

(d) Each Company Plan intended to be qualified within the meaning of Section 401(a) of the Code has received a current favorable determination, opinion, or advisory letter from the IRS to the effect that such Company Plan is qualified and the plan and the trust related thereto are exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code or is based on prototype or volume submitter documents that has received and may rely upon such letter. No such determination, opinion, or advisory has been revoked, and, to the Company’s Knowledge, (x) revocation has not been threatened and (y) nothing has occurred that would reasonably be expected to adversely affect the qualified status of any Company Plan.

(e) Neither the Company, any of its Subsidiaries, nor any ERISA Affiliate has ever sponsored, maintained or contributed to or had an obligation to contribute to or has or has had any current or contingent liability or obligation (including on account of any ERISA Affiliate) under or with respect to any: (i) employee benefit plan that is or was subject to Title IV of ERISA, Section 412 or 430 of the Code, or Section 302 of ERISA, (ii) “multiple employer plan” (within the meaning of Section 210 of ERISA or Section 413(c) of the Code and excluding any Tax-qualified plan sponsored by a PEO), (iii) “multiple employer welfare arrangement” (as such term is defined in Section 3(40) of ERISA), or (iv) a “multiemployer plan” (as such term is defined in Section 3(37) of ERISA). Neither the Company nor any of its Subsidiaries has any current or contingent liability or obligation as a consequence of at any time being considered a single employer under Section 414 of the Code with any other Person.

(f) With respect to the Company Plans and the Mandated Plans, there are no benefit obligations for which contributions or payments that have come due have not been made or properly accrued in all material respects, and there are no benefit obligations that have not been accounted for by reserves, or otherwise properly footnoted in accordance with GAAP, on the Company Financial Statements, where required by GAAP.

(g) The Company and its Subsidiaries and each ERISA Affiliate have since January 1, 2019 complied and are in compliance with the health care continuation requirements of the Consolidated Omnibus Budget Reconciliation Act of 1985 and similar state Laws (“COBRA”), Code Section 5000, the Health Insurance Portability and Accountability Act, the Patient Protection and Affordable Care Act (“PPACA”), and any other comparable domestic or foreign Laws, including all requirements relating to affordability, minimum value, eligibility waiting periods and the offer of or provision of minimum essential coverage that is compliant with Section 36B(c)(2)(C) of the Code. Neither the Company nor any of its Subsidiaries has incurred (whether or not assessed) any material Tax or penalty under Section 4980B, 4980D, 4980H, 6721 or 6722 of the Code, and no circumstances exist or events have occurred that could reasonably be expected to result in the imposition of any such material Taxes or penalties. No Company Plan is funded by, associated with or related to a “voluntary employee’s beneficiary association” within the meaning of Section 501(c)(9) of the Code. Neither the Company nor any of its Subsidiaries has any liability or obligation under or with respect to COBRA for its own actions or omissions, or those of any predecessor or any ERISA Affiliate other than to provide health care continuation coverage to COBRA qualified beneficiaries. No Company Plan provides, and neither the Company nor any of its Subsidiaries has any obligation to provide, any Employee or current or former officer, director or manager (or beneficiary of any of the foregoing) of the Company or any of its Subsidiaries or any other Person any health, death or medical benefits (whether or not insured) beyond retirement or other termination of employment or service, other than as required by COBRA.

(h) No act or omission has occurred and no condition exists with respect to any Company Plan that would reasonably be expected to subject the Buyer, the Company, any of its Subsidiaries, any ERISA Affiliate, or any plan participant to any material fine, penalty, Tax, lien, or liability imposed under ERISA, the Code or any other applicable Law. There has been no “prohibited transaction” within the meaning of Section 4975 of the Code or Section 406 of ERISA or breach of fiduciary duty (as determined under ERISA) with respect to any Company Plan that could result in a material liability to the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has any material liability by reason of an individual being improperly excluded from participating in any Company Plan or any Person being improperly allowed to participate in any Company Plan.

(i) Neither the execution of this Agreement nor the consummation of the Merger or any of the other transactions contemplated by this Agreement (either alone or in combination with any other event) would (i) entitle any current or former employee, consultant, director, officer or other individual service provider of the Company or its Subsidiaries (or any dependent or beneficiary thereof) to any payment of compensation, (ii) increase, result in the forfeiture of, or accelerate the vesting, funding or time of payment of any compensation, equity award or other incentive or benefit to any current or former employee, consultant, director, officer or other individual service provider of the Company or its Subsidiaries, except as expressly contemplated by this Agreement, (iii) require any severance, termination or retention payments or a contribution by the Company or any of its Subsidiaries to any Company Plan, (iv) provide any term of employment or compensation guaranty to any current or former employee, consultant, director, officer or other individual service provider of the Company or its Subsidiaries, (v) forgive any Indebtedness to any current or former employee, consultant, director, officer or other individual service provider of the Company or its Subsidiaries or (vi) promise, provide, indemnify, reimburse or otherwise make whole any individual for any Tax or related interest or penalties incurred by such individual under applicable Law, including under Sections 409A or 4999 of the Code.

(j) There are no loans or extensions of credit from the Company, any of its Subsidiaries, or any ERISA Affiliate to any Company Employee or any service provider to the Company. There is no corporate-owned life insurance (COLI), split-dollar life insurance policy or any other life insurance policy on the life of any Company Employee or on any Company Stockholder.

(k) Each Company Plan that is a “nonqualified deferred compensation plan” (as defined in Code Section 409A(d)(1)) is and has been operated and documented in material compliance with Code Section 409A at all times, and no amount under any such plan is or has been subject to the interest and additional tax set forth under Section 409A(a)(1)(B) of the Code. Any corrections of violations of Code Section 409A have complied with the applicable IRS requirements.

(l) (i) Each Company Plan maintained on behalf of current or former directors, officers, managers, employees or other service providers who reside or work primarily outside of the United States (each, a “Foreign Plan”) required by any applicable Law to be registered or approved by a Governmental Entity has been so registered or approved and has been maintained in good standing with the applicable Governmental Entity; (ii) each Foreign Plan required under any applicable Law to be funded, is either (A) funded in all material respects in accordance with such Law to an extent sufficient to provide for accrued benefit obligations with respect to all affected employees or (B) is fully insured, in each case based upon generally accepted local accounting and actuarial practices and procedures, and none of the transactions contemplated by this Agreement will, or would reasonably be expected to, cause such funding or insurance obligations to be materially less than such benefit obligations; (iii) no Foreign Plan is a “defined benefit plan” (as defined in ERISA, whether or not subject to ERISA), seniority premium, termination indemnity, gratuity or similar plan or arrangement; and (iv) no material unfunded or underfunded liabilities exist with respect to any Foreign Plan.

3.17 Compliance with Laws. Each of the Company and its Subsidiaries are, and since January 1, 2019 have been, in compliance in all material respects with all applicable Laws, including the applicable Marketing Laws. Since January 1, 2019, neither the Company nor any of its Subsidiaries has received any notice or other communication from any Governmental Entity or other Person alleging any noncompliance with any applicable Law, including any applicable Marketing Law.

3.18 Permits. Section 3.18 of the Company Disclosure Schedule sets forth a list of all material Permits issued to or held by the Company or any of its Subsidiaries. Such listed Permits are the only material Permits that are required for the Company and the Subsidiaries to conduct their business as conducted on the date hereof and as of immediately prior to the Closing. Each such Permit is in full force and effect; the Company, applicable Subsidiaries, employees or shareholders, as the case may be, is in compliance with the terms of each such Permit; and, to the Knowledge of the Company, no suspension or cancellation of such Permit is threatened.

3.19 Insurance. All material insurance policies to which the Company or any of its Subsidiaries is a party, a named insured or otherwise the beneficiary of coverage (collectively, the “Insurance Policies”) have been made available to the Buyer. The Insurance Policies are in full force and effect. Except as is not and would not reasonably be expected to, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, (a) the Insurance Policies provide insurance coverage adequate to comply with all applicable Laws and the relevant requirements of any Material Contract and (b) neither the Company nor any of the Company’s Subsidiaries is in breach of default of any Insurance Policy. No written notice of actual or threatened material modification (other than increases in connection with the Company’s annual renewal process) cancellation or non-renewal has been received as of the date hereof by the Company with respect to any Insurance Policy and to the Company’s Knowledge, each Insurance Policy is valid and enforceable in accordance with its terms. There is no claim pending or, to the Knowledge of the Company, threatened, that would reasonably be expected to adversely affect the coverage limits under or otherwise adversely affect any Insurance Policy.

3.20 Suppliers. Section 3.20 of the Company Disclosure Schedule sets forth a list of the ten (10) largest commercial vendors of the Company by dollar amount for the nine (9)-month period ended September 30, 2022 (the “Top Vendors”). Since December 31, 2021, no such supplier has, or indicated that it intends to stop, or materially decrease the rate of, supplying materials, products or services to the Company or any of its Subsidiaries or change in any material respect the terms or conditions under which it supplies materials, products or services to the Company or any of its Subsidiaries. No purchase order or commitment of the Company or any of its Subsidiary is in excess of normal requirements, nor are prices provided therein in excess of current market prices for the products or services to be provided thereunder.

3.21 Inventory. The Inventory of the Company and its Subsidiaries is merchantable, usable and salable in the Ordinary Course of Business, salable at prices consistent with the past practices and prices customarily charged by the Company and its Subsidiaries in the Ordinary Course of Business, conforms to the specifications established therefor, is free of any material defect or other material deficiency (except as is not and would not reasonably be expected to, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole), and has been manufactured, to the Company’s Knowledge, in accordance with all applicable Laws.

3.22 Certain Business Relationships With Affiliates. Except as listed on Section 3.22 of the Company Disclosure Schedule, no officer, employee, director or five percent (5%) or greater direct or indirect stockholder of the Company or any of its Subsidiaries, or to the Company’s Knowledge, any Affiliate or family member of any such foregoing Persons (an “Affiliated Party”) directly or indirectly, (a) has any material interest in any property, assets or right, tangible or intangible, which is owned, leased or used by the Company or any of its Subsidiaries, or (b) is a party to any Contract with the Company or any of its Subsidiaries, in each case, other than customary indemnification agreements, employment agreements, employment related restrictive covenant agreements, employment-related intellectual property assignment agreements and Company Option and Company RSU agreements, in each case entered into in the Ordinary Course of Business, and compensation and expense reimbursement provided to officers, employees, consultants, contractors, agents and directors (or equivalent) in the Ordinary Course of Business. Section 3.22 of the Company Disclosure Schedule describes any transactions or relationships between the Company or any of its Subsidiaries and any director, employee, officer or five percent (5%) or greater direct or indirect stockholder thereof, or any Affiliate or family member of any such foregoing Persons, in each case that occurred or have existed since January 1, 2019, other than customary indemnification agreements, employment agreements, employment related restrictive covenant agreements, employment-related intellectual property assignment agreements and Company Option and Company RSU agreements, in each case entered into in the Ordinary Course of Business, and compensation and expense reimbursement provided to officers, employees, consultants, contractors, agents and directors (or equivalent) in the Ordinary Course of Business. None of the Company, any of its Subsidiaries or any Person in which any of the foregoing is an equityholder owes any debt to any Affiliated Party, or has received a guarantee from, or had its debt or other obligations assumed by, an Affiliated Party, and no Affiliated Party has guaranteed or assumed any liability of any kind for any debt incurred by the Company, any of its Subsidiaries or any Person in which any of the foregoing is an equityholder.

3.23 Brokers; Schedule of Fees and Expenses. Except as set forth on Section 3.23 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has any liability to pay any fees or commissions to any broker, finder, investment banker, agent or other similar Person, with respect to the transactions contemplated by this Agreement.

3.24 Data Privacy and Security; Internal Systems.

(a) Since January 1, 2019 the Company and the Subsidiaries have complied in all material respects with all applicable Information Privacy and Security Requirements. The Company has made available to the Buyer a true, correct and complete copy of the Company Privacy Policies. The Company and the Subsidiaries have not received (i) any written or, to the Company’s Knowledge, other notice, of any claims, audits, investigations by regulatory authorities or any data protection authorities, or (ii) written or other allegations of violations of Information Privacy and Security Laws with respect to Personal Data Processed by, or under the control of, the Company or any of its Subsidiaries. The use of any Personal Data by the Company and its Subsidiaries immediately following the Closing in substantially the same manner as such Personal Data was used by the Company and its Subsidiaries prior to the Closing will not result in a material breach or material violation of, or constitute a material default under, any Information Privacy and Security Laws.

(b) Where the Company or a Subsidiary uses a data processor to Process Personal Data on behalf of the Company or any of its Subsidiaries, such data processor is subject to obligations under one or more Contracts with the Company or such Subsidiary to (i) comply with all applicable Information Privacy and Security Laws; and (ii) use reasonable measures to protect and secure Personal Data within such data processor’s control from unauthorized access, use, disclosure or other Processing. To the Knowledge of the Company, no data processor is in violation of any Contract referenced in this Section 3.24(b).

(c) The Company and its Subsidiaries maintain and are in compliance in all material respects with a written information security program that: (i) includes reasonable and appropriate administrative, technical and physical safeguards that safeguard the security, confidentiality and integrity of Company Data; (ii) protects against unauthorized access to the Systems and Company Data (including on the systems of third parties with access to such Systems or Company Data); and (iii) provides for the back-up and recovery of the material Company Data Processed using the Systems without material disruption or interruption to the conduct of the Company’s and the Subsidiaries’ respective businesses. Since January 1, 2019, (i) neither the Company nor the Subsidiaries, nor, to the Knowledge of the Company, any third party acting on their behalf, has suffered or incurred a Data Security Incident, and (ii) neither the Company nor any of the Subsidiaries has, or has been requested to, notify any Person of any Data Security Incident.

(d) Since January 1, 2019, there has been no failure, breakdown or continued substandard performance of any Systems that has caused a material disruption to the operation of the business of the Company and its Subsidiaries. The Company and its Subsidiaries make back-up copies of data relevant to the conduct of their respective businesses and maintain reasonable back-up and disaster recovery arrangements in the event of a failure of their respective Internal Systems.

3.25 Unlawful Payments. The Company and its Subsidiaries, and, to the Company’s Knowledge, their current or former Representatives while acting in such capacity, are and since January 1, 2018 have been in compliance with the Foreign Corrupt Practices Act, 15 U.S.C. §§ 78dd-1, et seq., the Organization for Economic Cooperation and Development Convention Against Bribery of Foreign Public Officials in International Business Transactions and legislation implementing such convention, all other international anti-bribery conventions and all applicable anti-corruption or bribery Laws in any jurisdiction in which the Company or any if its Subsidiaries has conducted its business (collectively, “Anti-Bribery Laws”). Neither the Company nor any of its Subsidiaries, nor, to the Company’s Knowledge, any of their current or former Representatives while acting in such capacity, have since January 1, 2018, made any unlawful payment or given, offered, promised, or authorized or agreed to give, any money or thing of value, directly or indirectly, to any Government Official or other Person in violation of any applicable Anti-Bribery Laws. Neither the Company nor any of its Subsidiary, has received any written communication from any Governmental Entity that alleges that the Company or any of its Subsidiaries, or any current or former Representatives thereof, is or may be in violation of, or has, or may have, any Liability under, any Anti-Bribery Laws, and no such potential violation of Anti-Bribery Laws has been discovered by or brought to the attention of the Company or any of its Subsidiaries since January 1, 2018. Neither the Company nor any of its Subsidiaries has made or anticipates making any disclosures to any Governmental Entity for potential violations of Anti-Bribery Laws.

3.26 Export Control and Sanctions. Each of the Company and its Subsidiaries, and, to the Knowledge of the Company, their current or former Representatives thereof acting in such capacities, are and since January 1, 2018 have been in compliance with all applicable Export-Import Control Rules or Sanctions Laws. Neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any of their current or former Representatives thereof acting in such capacities, have been since January 1, 2017: (i) a Sanctioned Person, (ii) organized, resident or located in a Sanctioned Country, (iii) engaging in any dealings or transactions with or for the benefit of any Sanctioned Person or in any Sanctioned Country, or (iv) engaging in any export or import in violation of any applicable Export-Import Control Rules, including importing from the Xinjiang region of China or from any entity listed under the Uyghur Forced Labor Prevention Act. As of the date hereof, neither the Company nor any of its Subsidiaries, has received any notice alleging that the Company or any of its Subsidiaries is not in compliance with, or has liability under, such Export-Import Control Rules or Sanctions Laws. Each of the Company and the Subsidiaries has obtained and complied with all licenses, agreements, authorizations and license exceptions or exemptions required for the Company or such Subsidiary’s exports of articles or technology or provision of services.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE BUYER AND THE TRANSITORY SUBSIDIARY

Each of the Buyer and the Transitory Subsidiary represents and warrants to the Company that the statements contained in this ARTICLE IV are true and correct as of the date of this Agreement and as of the Closing, except to the extent such representations and warranties are specifically made as of a particular date (in which case such representations and warranties will be true and correct as of such date):

4.1 Organization, Standing and Power. Each of the Buyer and the Transitory Subsidiary is a corporation duly organized, validly existing and in good standing under the Laws of the state of its incorporation, has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as currently being conducted by Buyer and the Transitory Subsidiary and is duly qualified to do business and, where applicable as a legal concept, is in good standing as a foreign corporation in each jurisdiction in which the character of the properties it owns operates or leases or the nature of its activities makes such qualification legally required, except for such failures to be so organized, qualified or in good standing, individually or in the aggregate, that are not reasonably likely to have a Buyer Material Adverse Effect.

4.2 Authority; No Conflict; Required Filings and Consents.

(a) Each of the Buyer and the Transitory Subsidiary has all requisite power and authority to execute and deliver this Agreement and the other agreements contemplated hereby to which it is or will be a party and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by the Buyer and the Transitory Subsidiary of this Agreement and the other agreements contemplated hereby to which it is or will be a party and the consummation by the Buyer and the Transitory Subsidiary of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of the Buyer and the Transitory Subsidiary, respectively. This Agreement and all other agreements, instruments and documents contemplated hereby to which the Buyer or the Transitory Subsidiary is a party have been, or will be upon execution and delivery thereof, duly and validly executed and delivered by the Buyer or the Transitory Subsidiary, as applicable, and, assuming the due and valid authorization, execution and delivery of such agreement, instrument or document by the other parties thereto, constitutes or will, upon execution and delivery thereof, constitute a valid and binding obligation of the Buyer or the Transitory Subsidiary, as applicable, enforceable against it in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws now or hereafter in effect relating to creditors’ rights generally and subject to general principles of equity.

(b) The execution, delivery and performance of this Agreement by the Buyer and the Transitory Subsidiary, and the other agreements, instruments and documents contemplated hereby to which each of them is or will be a party, do not, and the consummation by the Buyer and the Transitory Subsidiary of the transactions contemplated by this Agreement shall not, (i) conflict with, or result in any violation or breach of, any provision of the certificate of incorporation or bylaws of the Buyer or the Transitory Subsidiary, (ii) conflict with, or result in any violation or breach of, or constitute a default under, or give rise to a right of termination, modification, amendment, cancellation or acceleration of any obligation or loss of any material benefit, or require a consent or waiver under, with or without the giving of notice, the lapse of time or both, any of the terms, conditions or provisions of any Contract to which the Buyer is or will be a party or by which its assets are bound or any material permits of the Buyer or the Transitory Subsidiary, (iii) subject to compliance with the requirements specified in clauses (i) through (iii) of Section 4.2(c), conflict with or violate any permit, concession, franchise, license, judgment, injunction, order, decree, statute, Law, ordinance, rule or regulation applicable to the Buyer or the Transitory Subsidiary or any of their respective properties or assets or (iv) result in the creation of imposition of any Lien on any of the material properties or assets of the Buyer or the Transitory Subsidiary, except in the case of clauses (ii), (iii) and (iv) of this Section 4.2(b) for any such conflicts, violations, breaches, defaults, terminations, modifications, amendments, cancellations, accelerations, losses or Liens, and for any consents or waivers not obtained, that, individually or in the aggregate, are not reasonably likely to have a Buyer Material Adverse Effect.

(c) No consent, approval, license, permit, order or authorization of, or registration, declaration, notice or filing with, any Governmental Entity or any stock market or stock exchange on which shares of the Buyer’s stock are listed for trading is required by or with respect to the Buyer or the Transitory Subsidiary in connection with the execution and delivery of this Agreement by the Buyer or the Transitory Subsidiary or the consummation by the Buyer or the Transitory Subsidiary of the transactions contemplated by this Agreement, except for (i) the pre-merger notification requirements under the HSR Act, and any other applicable Antitrust Laws, (ii) the filing of the Certificate of Merger with the Secretary of State, (iii) such consents, approvals, orders, authorizations, registrations, declarations, notices and filings as may be required under applicable state securities laws, the rules and regulations of the New York Stock Exchange and (iv) such other consents, approvals, licenses, permits, orders, authorizations, registrations, declarations, notices and filings which, if not obtained or made, are not reasonably likely to have a Buyer Material Adverse Effect.

4.3 Litigation. As of the date hereof, there is no Legal Proceeding pending or, to the knowledge of the Buyer, threatened against the Buyer or Transitory Subsidiary seeking to prevent or delay the transactions contemplated hereby or that materially and adversely affects the ability of the Buyer to consummate the Merger and the other transactions contemplated hereby.

4.4 No Prior Activities. The Transitory Subsidiary has not incurred, nor will it incur at or prior to Closing, any liabilities or obligations, except those incurred in connection with its organization and with the negotiation of this Agreement and the other agreements contemplated hereby to which it is or will be a party and the performance of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby or thereby, including the Merger. As of the date of this Agreement, all of the issued and outstanding capital stock of the Transitory Subsidiary is owned beneficially and of record by the Buyer.

4.5 Financing. The Buyer has, and will have at the Closing, sufficient liquid funds to pay the Aggregate Consideration and all fees and expenses required to be paid by the Buyer pursuant to this Agreement.

4.6 Brokers; Schedule of Fees and Expenses. Neither the Buyer nor the Transitory Subsidiary has any liability to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement.

4.7 No Other Company Representations or Warranties. The Buyer and the Transitory Subsidiary hereby acknowledge and agree that, except for the representations and warranties set forth in ARTICLE III (in each case as qualified and limited by the Company Disclosure Schedule) and in any ancillary agreement or any certificate or document delivered in connection herewith or therewith, (a) none of the Company or any of its Subsidiaries, or any of its or their respective Affiliates, stockholders or Representatives, or any other Person, has made or is making any express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business or operations, including with respect to any information provided or made available to the Buyer, the Transitory Subsidiary or any of their respective Affiliates, stockholders or Representatives, or any other Person, or, except as otherwise expressly set forth in this Agreement, had or has any duty or obligation to provide any information to the Buyer, the Transitory Subsidiary or any of their respective Affiliates, stockholders or Representatives, or any other Person, in connection with this Agreement, the transactions contemplated hereby or otherwise, and (b) to the fullest extent permitted by Law, none of the Company or any of its Subsidiaries, or any of its or their respective Affiliates, stockholders or Representatives, or any other Person, will have or be subject to any liability or indemnification or other obligation of any kind or nature to the Buyer, the Transitory Subsidiary or any of their respective Affiliates, stockholders or Representatives, or any other Person, resulting from the delivery, dissemination or any other distribution to the Buyer, the Transitory Subsidiary or any of their respective Affiliates, stockholders or Representatives, or any other Person, or the use by the Buyer, the Transitory

Subsidiary or any of their respective Affiliates, stockholders or Representatives, or any other Person, of any such information provided or made available to any of them by the Company or any of its Subsidiaries, or any of its or their respective Affiliates, stockholders or Representatives, or any other Person, including any information, documents, estimates, projections, forecasts or other forward-looking information, business plans or other material provided or made available to the Buyer, the Transitory Subsidiary or any of their respective Affiliates, stockholders, or Representatives, or any other Person, in “data rooms,” confidential information memoranda, management presentations or otherwise in anticipation or contemplation of the Merger or any other transaction contemplated by this Agreement, and (subject to the express representations and warranties of the Company set forth in ARTICLE III (in each case as qualified and limited by the Company Disclosure Schedule) and the representations and warranties of the Company made in any ancillary agreement or any certificate or document delivered in connection with this Agreement or any ancillary agreement) none of the Buyer, the Transitory Subsidiary or any of their respective Affiliates, stockholders or Representatives, or any other Person, has relied on any such information (including the accuracy or completeness thereof).

4.8 Non-Reliance on Company Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans. In connection with the due diligence investigation of the Company and its Subsidiaries by the Buyer and the Transitory Subsidiary and their respective Affiliates, stockholders and Representatives, the Buyer and the Transitory Subsidiary and their respective Affiliates, stockholders and Representatives have received and may continue to receive after the date hereof from the Company and its Affiliates, stockholders and Representatives certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Company and its business and operations. The Buyer and the Transitory Subsidiary hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, with which the Buyer and the Transitory Subsidiary are familiar, that the Buyer and the Transitory Subsidiary are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information or business plans) and that, except in the case of fraud, the Buyer and the Transitory Subsidiary will have no claim against the Company or any of its Subsidiaries, or any of their respective Affiliates, stockholders or Representatives, or any other Person, with respect thereto. Accordingly, the Buyer and the Transitory Subsidiary hereby acknowledge and agree that none of the Company or any of its Subsidiaries, nor any of their respective Affiliates, stockholders or Representatives, nor any other Person, has made or is making any express or implied representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements or business plans (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking statements or business plans). The Buyer and the Transitory Subsidiary each expressly disclaims that it is relying upon or has relied upon any representations or warranties or other statements or omissions that may have been made by the Company or any of its Subsidiaries or any of their respective Affiliates, equityholders or Representatives other than the representations and warranties of such Persons set forth in this Agreement or in any ancillary agreement, certificate or document delivered in connection with this Agreement or any ancillary agreement. The Buyer and the Transitory Subsidiary each expressly disclaims any obligation or duty by the Company or any of its Subsidiaries or any of their respective Affiliates, equityholders or Representatives to make any disclosures of fact not required to be disclosed pursuant to the specific representations and warranties set forth in this Agreement.

ARTICLE V

COVENANTS OF THE PARTIES

5.1 No Solicitation.

(a) During the Pre-Closing Period, the Company shall not, and the Company shall cause each Subsidiary and each of the respective officers, directors, employees, Representatives and agents of the Company or any of its Subsidiaries not to, directly or indirectly, through any officer, director, employee, Affiliate, agent or Representative or otherwise, (i) initiate, solicit, knowingly encourage or otherwise knowingly facilitate any inquiry, proposal, offer or discussion with any party (other than the Buyer or its Affiliates and Representatives) concerning any acquisition, equity or debt financing, joint venture, merger, reorganization, consolidation, recapitalization, business combination, liquidation, dissolution, share exchange, sale of stock, sale of material assets or similar business transaction involving the Company or any of its Subsidiaries, (ii) furnish any information concerning the business, properties or assets of the Company or any of its Subsidiaries or the shares of Company Stock to any party (other than the Buyer, its Affiliates and their respective Representatives) or (iii) engage in negotiations or enter into any Contract with any party (other than the Buyer, its Affiliates or their Respective Representatives) concerning any such transaction.

(b) The Company shall immediately notify any party with which discussions or negotiations of the nature described in Section 5.1(a) were pending or ongoing that such discussions or negotiations are promptly terminated (including requesting the prompt return or destruction of all non-public information concerning the Company or any of its Subsidiaries furnished to any Person with whom a confidentiality agreement with respect to any such transaction was entered into at any time prior to the date hereof). If the Company or any of its Subsidiaries receives any inquiry, proposal or offer of the nature described in Section 5.1(a), the Company shall, within one (1) Business Day after such receipt, notify the Buyer of such inquiry, proposal or offer, including the identity of the other party and the terms of such inquiry, proposal or offer.

5.2 Stockholder Consent or Approval. The Company shall, in accordance with the DGCL, the Certificate of Incorporation and the Bylaws, use reasonable best efforts to secure and cause to be filed with the Company, as expeditiously as possible following the execution of this Agreement (but in any event no later than twenty-four (24) hours following execution of this Agreement), the Written Consent duly executed by Company Stockholders sufficient to secure the Company Stockholder Approval (collectively, the “Consenting Stockholders”). Promptly following the receipt of the Company Stockholder Approval, the Company shall deliver to the Buyer a certificate executed on behalf of the Company by its Secretary and certifying that the Company Stockholder Approval has been obtained. Following receipt of the Company Stockholder Approval, the Company shall deliver the Disclosure Statement, in a form reasonably acceptable to the Buyer, to all stockholders of the Company that did not execute the Written Consent. The Buyer and its counsel shall be given an adequate opportunity to review and comment on the Disclosure Statement, and the Company shall reasonably reflect the comments of the Buyer or its counsel thereon. The Company shall promptly inform the Buyer of the date on which the Disclosure Statement was delivered to the stockholders of the Company that did not execute the Written Consent.

5.3 Access to Information. During the Pre-Closing Period, the Company shall (and shall cause each of its Subsidiaries to) afford to the Buyer’s Representatives, solely for purposes of furthering the Merger and the other transactions contemplated hereby (including the review of the Estimated Closing Adjustment Statement by the Buyer and its Representatives pursuant to Section 2.6(a)) or integration planning relating thereto, reasonable access, upon reasonable notice, during normal business hours and in a manner that does not materially and unreasonably disrupt or interfere with business operations (and in all cases subject to any reasonable measures implemented by the Company in connection with COVID-19 or any other pandemic, epidemic or disease outbreak), to all of its books, contracts, Tax Returns, working papers, and other records as the Buyer shall reasonably request, and, during such period, the Company shall (and shall cause each of its Subsidiaries to) furnish promptly to the Buyer all information concerning its business, properties and assets as the Buyer may reasonably request; provided, however, that the Company shall not be required to permit any inspection or other access, or to disclose any information, that in the reasonable judgment of the Company would: (1) result in the disclosure of any trade secrets of any third party, (2) violate any legal requirement or contract or any obligation of the Company with respect to confidentiality or privacy, including under any privacy policy, or (3) waive protections afforded the Company under the attorney-client privilege or the attorney work product doctrine; provided, further that the Company shall use commercially reasonable efforts to arrange such alternative access for the Buyer in a manner that would not result in such disclosure, violation or waiver. Any such information shall be subject to the Confidentiality Agreement. Prior to the Closing, the Buyer shall not (and shall cause its Affiliates and Representatives not to) contact or communicate with any of the employees, licensors or suppliers of the Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement, without the prior written consent of the Company.

5.4 Closing Efforts; Legal Conditions to the Merger; Third-Party Consents.

(a) Subject to the terms hereof, including Section 5.4(b), Section 5.4(c) and Section 5.4(d), each party hereto shall each use its reasonable best efforts to:

(i) take, or cause to be taken, all actions, and do, or cause to be done, and to assist and cooperate with the other parties hereto in doing, all things necessary, proper or advisable to consummate and make effective the transactions contemplated hereby as promptly as practicable;

(ii) as promptly as practicable, obtain any consents, licenses, permits, waivers, approvals, authorizations, or orders required to be obtained by such party (or any of its Subsidiaries) from any Governmental Entity in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby; provided, however, that in no event shall the Company or any of its Subsidiaries be required to pay any monies or agree to any material undertaking in connection with any of the foregoing (except for fees or any other payments the Company or any of its Subsidiaries is contractually obligated to make for any consent or waiver pursuant to Contracts the Company or any of its Subsidiaries has entered into prior to Closing); and

(iii) execute or deliver any additional instruments reasonably necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement.

The parties hereto shall cooperate with each other in connection with the making of all such filings and submissions contemplated by this Section 5.4, including providing copies of all such documents to the non-filing Person and its advisors prior to filing. Each party hereto shall use its reasonable best efforts to furnish to each other all information required for any application or other filing to be made pursuant to any applicable Law in connection with the transactions contemplated by this Agreement. For the avoidance of doubt, nothing contained in this Section 5.4(a) shall limit any obligation under any other provision in this Section 5.4.

(b) Without limiting the generality of anything contained in this Section 5.4, each of the Buyer and the Company shall as soon as reasonably practicable and in any event within ten (10) Business Days following the date of this Agreement, make an appropriate filing of a Notification and Report Form pursuant to the HSR Act (including, if available, seeking early termination of the waiting period under the HSR Act (if the applicable Governmental Entity is then accepting applications for such early termination)) with respect to the transactions contemplated by this Agreement.

(c) Subject to the terms hereof, and without limiting the Buyer’s obligations under Section 5.4(d), the parties hereto shall, and shall cause each of their respective Subsidiaries to, cooperate and use their respective reasonable best efforts to (i) obtain any government clearances or approvals required for the Closing under any Antitrust Law, (ii) promptly respond to any informal requests for information from any Governmental Entity under any Antitrust Law, (iii) substantially comply with any formal requests for additional information made by the Antitrust Division of the United States Department of Justice or the Federal Trade Commission under the HSR Act, and (iv) cause any waiting periods under any applicable Antitrust Laws to expire or be terminated. Except to the extent prohibited by applicable Law, the parties hereto shall consult and cooperate with one another, and consider in good faith the views of one another, in connection with, and provide to the other parties in advance, any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to any Antitrust Law. Except to the extent prohibited by applicable Law or Governmental Entities reviewing the transactions contemplated by this Agreement, the parties hereto will provide each other the opportunity to participate in meetings and other substantive conversations with any such Governmental Entities.

(d) The Buyer shall have the right to (i) direct, devise and implement the strategy for obtaining any necessary approval of, for responding to any request from, inquiry or investigation by (including directing the timing, nature and substance of all such responses), (ii) lead all meetings and communications (including any negotiations) with, any Governmental Entity that has authority to enforce any Antitrust Law and (iii) control the defense and settlement of any Legal Proceedings brought by or before such Governmental Entity. The Buyer and the Company shall consult and reasonably cooperate with one another, and consider in good faith the views of one another, in connection with the overall strategy and the form and content of any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto to any Governmental Entity. Without limiting the generality of the foregoing, the Buyer shall be permitted to pull and refile, one one occasion only per filing, any filing made with any such Governmental Entity in connection with the transactions hereby. Buyer may be permitted to pull and refile more than once per filing with consent from the Company (such consent not to be unreasonably withheld, conditioned or delayed).

(e) This Section 5.4 shall not apply to Schedule 2.7, which shall be governed by the obligations set forth therein.

5.5 Public Disclosure. No party shall issue any press release or public announcement relating to the subject matter of this Agreement without the prior written approval of the other parties; provided, however, that (a) the Buyer or the Company may make any public disclosure it believes in good faith is required by applicable Law or stock market rule (in which case the disclosing party shall use reasonable best efforts to advise the other party and provide them with a copy of the proposed disclosure prior to making the disclosure), (b) the Buyer and its Affiliates shall not be bound by the provisions of this Section 5.1 following the Closing Date and (c) each party hereto and its Affiliates may make any press release or public announcement related to this Agreement or the transactions contemplated hereby solely to the extent it contains only information previously disclosed in a press release or public announcement previously approved in accordance with this Section 5.5.

5.6 Employee Benefits Matters.

(a) For a period of one (1) year following the Effective Time (or such shorter period as a Continuing Employee remains employed by the Buyer or any of its Subsidiaries following the Effective Time but prior to the one (1) year anniversary thereof) (the “Continuation Period”), the Buyer shall provide, or shall cause to be provided, to each Company Employee as of immediately prior to the Effective Time who remains so employed immediately following the Effective Time (“Continuing Employees”) (i) a base salary or wage rate, as applicable, and target cash annual bonus and commission opportunities, as applicable, that are no less favorable, with respect to each category, than the base salary or wage rate and target cash annual bonus and commission opportunities, as applicable, provided to such Continuing Employee immediately before the Effective Time and (ii) other employee benefits (excluding severance, equity or equity-based compensation opportunities, defined benefit pension, post-employment welfare and nonqualified deferred compensation benefits) that are no less favorable, in the aggregate, than the other employee benefits provided to such Continuing Employee immediately before the Effective Time under the Company Plans listed on Section 3.16(a) of the Company Disclosure Schedule; provided, that, the Buyer can substitute the Buyer’s own employee benefit programs for a Company Plan consistent with, and subject to, the foregoing. Buyer or the Surviving Corporation will carry over the pre-Closing PTO balances for any Continuing Employees to the extent such amounts are reflected in Closing Net Working Capital.

(b) For purposes of determining (1) eligibility to participate under the New Plans, (2) match level in connection with a New Plan intended to be qualified under Section 401(a) of the Code, (3) future vacation and/or paid time off accruals and (4) pursuant to Section 5.6(c), each Continuing Employee shall, subject to applicable law and applicable tax qualification requirements, be credited with his or her years of service with the Company and its Subsidiaries and their respective predecessors before the Effective Time to the same extent as such Continuing Employee was entitled, prior to the Effective Time, to credit for such service under the analogous Company Plan; provided that the foregoing shall not apply with respect to benefit accrual under any defined benefit plan, vesting service for a New Plan intended to be qualified under Section 401(a) of the Code, for any purpose under any retiree or post-termination medical plan or to the extent that its application would result in a duplication of compensation or benefits. In addition, and without limiting the generality of the foregoing, (i) for purposes of each New Plan providing medical, dental, pharmaceutical or vision benefits to any Continuing Employee in the year in which the Effective Time occurs, the Buyer shall use commercially reasonable efforts to cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Continuing Employee and his or her covered dependents, unless such conditions would not have been waived under the corresponding Company Plan in which such Continuing Employee participated immediately prior to the Effective Time and (ii) for the year in which the Effective Time occurs, the Buyer shall use commercially reasonable efforts to cause any eligible expenses incurred by such Continuing Employee and his or her covered dependents and credited under a Company Plan that is a group health plan during the portion of the plan year of such Company Plan prior to the Effective Time to be taken into account under the corresponding New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been incurred in accordance with such New Plan.

(c) If any Continuing Employee’s (who is not otherwise a party to an agreement providing for severance benefits) employment terminates on or following the Effective Time but prior to the first anniversary of the Effective Time under circumstances under which such Continuing Employee would have received severance benefits under the Company Severance Practices as set forth on Section 5.6(c) of the Company Disclosure Schedule, the Buyer will, or will cause its Subsidiaries, to provide that such Continuing Employee shall be entitled to such severance benefits under the Company Severance Practices as set forth on Section 5.6(c) of the Company Disclosure Schedule after taking into account the service credited under Section 5.6(b).

(d) Nothing in this Agreement shall otherwise prohibit the Buyer or any of its Affiliates (including, following the Closing, the Company and its Subsidiaries) from amending or terminating (in accordance with any applicable terms), or shall be construed as creating or amending any Company Plans or any other compensation or benefit plans, programs, policies, practices, agreements and arrangements sponsored or maintained by the Company, the Buyer or any of their Subsidiaries, including each Company Plan and New Plan, and nothing in this Agreement shall otherwise require the Buyer or any of its Affiliates (including, following the Closing, the Company and its Subsidiaries) to create or continue any particular compensation or benefit plan, program, policy, practice, agreement or arrangement after the Effective Time or to employ any particular person on any particular terms. The provisions of this Section 5.6 are solely for the benefit of the parties to this Agreement, and no current or former employee, officer, director, manager or consultant, or any other individual associated therewith or any other Person, shall be regarded for any purpose as a third party beneficiary of this Section 5.6. Nothing in this Section 5.6 shall obligate the Buyer or any of its Affiliates (including, following the Closing, the Company and its Subsidiaries) to continue the employment of any Company Employee for any specific period. The provisions of Sections 5.6(a) through 5.6(c) shall not apply to persons employed by the Company or any of its Subsidiaries outside the United States, it being agreed that such persons shall be treated in accordance with applicable Law and the terms of any Contracts covering them.

(e) To the extent requested by the Buyer at least three (3) days prior to Closing, the Company shall, or shall cause its applicable Subsidiary to, adopt written resolutions necessary and appropriate to terminate each Company Plan that is intended to be “qualified” within the meaning of Section 401(a) of the Code (the “401(k) Plan”), effective no later than one day immediately preceding the Effective Time. The Company shall, or shall cause its applicable Subsidiary to, deliver to the Buyer, no later than one (1) day immediately preceding the Effective Time, evidence that the board of directors or other authorized body of such entity has validly adopted such resolutions to (i) terminate such 401(k) Plan (the form and substance of which shall be subject to prior review and approval of the Buyer); (ii) cease all contributions to such 401(k) Plan for any compensation paid after such termination date; and (iii) fully vest the account balance of each participant in such 401(k) Plan, with such termination, cessation of contributions and vesting to be effective no later than one (1) day immediately preceding the Closing Date.

(f) The Buyer and the Company shall use reasonable best efforts to develop and agree to, prior to Closing, an equity incentive compensation plan for Continuing Employees pursuant to the Buyer’s 2021 Stock Option and Performance Incentive Plan.

5.7 Further Assurances. From and after the Closing, upon the request of either the Company Equityholder Representative or the Buyer, the Buyer and the Company Stockholders will do, execute, acknowledge and deliver all such further acts, assurances, deeds, assignments, transfers, conveyances and other instruments and papers as may be reasonably required or appropriate to carry out the transactions contemplated hereby. The Company Stockholders will not take any action that is designed or intended to have the effect of discouraging any lessor, licensor, supplier, distributor or customer of the Company or other Person with whom the Company has a relationship from maintaining the same relationship with the Company after the Closing as it maintained prior to the Closing. The Company Stockholders will refer all customer inquiries relating to the Company’s business to the Buyer or the Company, as appropriate, from and after the Closing.

5.8 Confidentiality. The parties acknowledge and agree that the Confidentiality Agreement is in full force and effect as of the Closing and shall continue in full force and effect in accordance with its terms after the Closing, except as expressly modified herein.

5.9 Section 280G. No later than two (2) Business Days prior to the Closing Date, the Company shall submit to a stockholder vote, in a manner that satisfies the stockholder approval requirements under Section 280G(b)(5)(B) of the Code and the Treasury Regulations promulgated thereunder, the right of each “disqualified individual” (as defined in Section 280G(c) of the Code) who has executed a 280G Waiver to receive any and all payments (or other benefits) contingent on the consummation of the transactions contemplated by this Agreement (within the meaning of Section 280G(b)(2)(A)(i) of the Code) to the extent necessary so that no payment received by such “disqualified individual” shall be a “parachute payment” under Section 280G(b) of the Code (determined without regard to Section 280G(b)(4) of the Code). Such vote shall establish each such disqualified individual’s right to the payment or other compensation, and the Company shall use commercially reasonable efforts to obtain any required waivers or consents (each, a “280G Waiver”) from the disqualified individuals, and shall provide executed copies of any such 280G Waivers to the Buyer, prior to the vote. In addition, the Company shall provide adequate disclosure to Company Stockholders that hold voting Company Stock (the “Voting Stockholders”) of all material facts concerning all payments to any such disqualified individual that, but for such vote, could be deemed “parachute payments” under Section 280G of the Code in a manner that satisfies Section 280G(b)(5)(B)(ii) of the Code and Treasury Regulations promulgated thereunder. At least five (5) Business Days prior to the Closing Date, the Buyer and its counsel shall be given the right to review and comment on the form of 280G Waiver and all documents required to be delivered to the Company stockholders in connection with such vote (and all supporting calculations and analyses prepared in connection therewith) and the Company shall consider in good faith all of the Buyer’s reasonable comments. Prior to the Closing Date, the Company shall deliver to the Buyer and its counsel notification and evidence reasonably satisfactory to the Buyer that (a) the requisite Voting Stockholder approval was received for the Disqualified Individuals who executed 280G Waivers in conformance with Section 280G of the Code and the regulations thereunder, or (b) such requisite Voting Stockholder approval has not been obtained with respect to “parachute payments,” payable to the Disqualified Individuals who executed 280G Waivers, and as a consequence, such payments or benefits shall be retained, made or provided.

5.10 Termination of Affiliate Arrangements. On or prior to the Closing Date, the Company shall cause all obligations or Contracts (other than those set forth on Section 5.10 of the Company Disclosure Schedule) between any Affiliated Party, on the one hand, and the Company or any of its Subsidiaries, on the other hand (other than any Company Plan or any employment, service, benefit or compensatory Contract between such Affiliated Party and the Company or any of its Subsidiaries), to be settled or otherwise eliminated or terminated, as applicable, and cancelled in full, effective as of the Closing, with no consideration or continuing liability by the Company or any of its Subsidiaries.

5.11 Preparation of Financial Statements.

(a) As promptly as practicable, and in no event later than two (2) Business Days prior to the Closing, the Company shall furnish to the Buyer:

(i) audited consolidated financial statements (for purposes of this Section 5.11, “financial statements” shall include, for the avoidance of doubt, consolidated balance sheets and consolidated statements of operations, stockholders’ equity, and cash flows) of the Company and its subsidiaries as of December 31, 2021 and for the year ended December 31, 2020; and

(ii) unaudited condensed consolidated financial statements of the Company and its subsidiaries as of June 30, 2022 and for the six (6) months ended June 30, 2022 and June 30, 2021; provided, that if the Closing shall not have occurred by November 7, 2022, then such unaudited financial statements shall be as of September 30, 2022 and for the nine (9) months ended September 30, 2022 and September 30, 2021.

(b) Each of the financial statements referred to in Section 5.11(a) shall (i) be prepared in accordance with, and comply with, GAAP, Regulation S-X promulgated under the Exchange Act and other accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act, in each case to the extent applicable to the financial statements of the Company and its subsidiaries which may be required to be filed by the Buyer with the SEC, and which shall fairly present, in all material respects, the financial position, results of operations, stockholders’ equity and cash flows of the Company at the date thereof and for the period(s) indicated therein, and (ii) be audited by the Company’s independent auditor in accordance with AICPA auditing standards and contain an unqualified report of such auditor (in the case of audited financial statements) or be reviewed by the Company’s independent auditor in accordance with AICPA auditing standards (in the case of unaudited financial statements).

(c) The Company shall provide such additional information and assistance as the Buyer may reasonably request in connection with the preparation of any pro forma or other financial data required to be filed by the Buyer with the SEC in connection with the transactions contemplated hereby.

(d) For the avoidance of doubt, the Company may furnish some or all of the Company Financial Statements in connection with the performance of its obligations under this Section 5.11, provided that such statements otherwise comply with the requirements set forth herein.

ARTICLE VI

CONDUCT OF BUSINESS

6.1 Covenants of the Company. Except (1) as otherwise contemplated or permitted by this Agreement, (2) as required by applicable Law, (3) as set forth in Section 6.1 of the Company Disclosure Schedule, (4) in connection with any COVID-19 Measures or COVID-19 Response that the Company reasonably determines is necessary in light of COVID-19 to comply with any COVID-19 Measures (with any such determination being based on the advice of outside counsel and with prior good faith consultation with the Buyer) to the extent necessary to protect the health and safety of the employees and other individual service providers of the Company and its Subsidiaries or (5) with the Buyer’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed), during the Pre-Closing Period, the Company shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to (A) act and carry on its business in the Ordinary Course of Business (including managing the cash and other working capital items of the Company and its Subsidiaries in all material respects in the ordinary course of business in substantially the same manner heretofore conducted, including the timing of collection of accounts receivable and of the payment of accounts payable, accrual of Taxes and other expenses) and (B) maintain, and to cause its Subsidiaries to maintain, in all material respects their respective assets, properties and business relationships and goodwill with their respective employees, customers, suppliers, regulatory authorities and other material business relations. Without limiting the generality of the foregoing, except as expressly contemplated or expressly required by this Agreement, as required by applicable Law, as set forth in Section 6.1 of the Company Disclosure Schedule or with the Buyer’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed), during the Pre-Closing Period the Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, do any of the following:

(a) (i) subject to Section 6.2, authorize, declare, set aside or pay any dividends on, or make any other distributions (other than in cash) in respect of, any of its Equity Interests (other than dividends and distributions by a direct or indirect wholly owned Subsidiary of the Company to its parent), (ii) split, combine or reclassify any of its Equity Interests or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or any of its other securities, or (iii) purchase, redeem or otherwise acquire any shares of its Equity Interests or any other of its securities or any rights, warrants or options to acquire any such shares or other securities, except, in the case of this clause (iii), for the acquisition of shares of Company Common Stock (A) from holders of Company Stock Options in full or partial payment of the exercise price, (B) from holders of Company Stock Options in full or partial payment of any applicable Taxes payable by such holder upon exercise or vesting thereof, as applicable, to the extent required or permitted under the terms thereof or (C) from former employees, directors and consultants in accordance with agreements (which have been made available to the Buyer) providing for the repurchase of shares at their original issuance price or forfeiture of shares for no consideration, in each case under this clause (C) in connection with any termination of services to the Company or any of its Subsidiaries;

(b) except as permitted by Section 6.1(i), issue, deliver, sell, grant or promise to grant, pledge, transfer or otherwise dispose of or make subject to any Lien, any Equity Interests of the Company or any of its Subsidiaries, other than the issuance of shares of Company Common Stock upon the exercise or settlement, as applicable, of Company Options and Company RSUs outstanding on the date of this Agreement;

(c) amend the certificate of incorporation, bylaws or other comparable charter or other organizational documents of the Company or any of its Subsidiaries;

(d) acquire (i) by merging or consolidating with, or by purchasing all or a material portion of the assets or any Equity Interest of, or by any other manner, any business or any corporation, partnership, joint venture, limited liability company, association or other business organization or division thereof or (ii) any assets of any Person that are material to the Company and its Subsidiaries, taken as a whole, except purchases of inventory and raw materials in the Ordinary Course of Business;

(e) sell, lease, license, pledge, allow the expiration or lapse of, or otherwise dispose of (by merger, consolidation, sale of stock or assets or otherwise) or encumber or place any Lien on any entity, business, properties or assets of the Company or of any of its Subsidiaries, for a purchase price or, if no purchase price is received, with a value, in excess of $100,000, other than in the Ordinary Course of Business;

(f) (i) incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person (other than (A) to the Company or one of its wholly-owned Subsidiaries, (B) letters of credit or similar arrangements issued to or for the benefit of suppliers and manufacturers in the Ordinary Course of Business and (C) other indebtedness in an aggregate principal amount not to exceed the Company’s available borrowing under the Comerica Agreement as in effect as of the date hereof), (ii) issue, sell or amend any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries, guarantee any debt securities of another Person, enter into any “keep well” or other agreement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing, (iii) make any loans, advances (other than routine advances to employees of the Company and its Subsidiaries in the Ordinary Course of Business) or capital contributions to, or investment in, any other Person, other than the Company or any of its direct or indirect wholly owned Subsidiaries, or (iv) other than in the Ordinary Course of Business, enter into any hedging agreement or other financial agreement or arrangement designed to protect the Company or its Subsidiaries against fluctuations in exchange rates;

(g) make any material changes in accounting methods, principles, policies or practices of the Company or any of its Subsidiaries (including collection or payment practices), except insofar as may be required by a change in GAAP;

(h) make or change or revoke any material Tax election, change an annual accounting period, enter into any closing agreement, waive or extend any statute of limitations with respect to Taxes (other than in connection with automatic extensions to file Tax Returns obtained in the Ordinary Course of Business), amend any material Tax Return, file any Tax Return that is materially inconsistent with past practices of the Company or any Subsidiaries, initiate any voluntary disclosure program with any Governmental Authority in respect of Taxes or Tax Returns of the Company or any of its Subsidiaries, fail to pay any material Taxes when due (including estimated payments of Tax), settle or compromise any material Tax Liability, claim or assessment or surrender any right to claim a material refund of Taxes;

(i) except as required by applicable Law or the terms (as in effect on the date hereof) of any Company Plan listed on Section 3.16(a) of the Company Disclosure Schedule, (i) adopt, enter into, terminate or amend any employment, severance or similar agreement or Employee Benefit Plan or Company Plan, including for the benefit or welfare of any current or former director or executive officer, or any other plan, program, policy, agreement, or arrangement that would be an Employee Benefit Plan if in effect on the date hereof, (ii) increase or decrease in any respect the compensation or benefits of, or pay any bonus or similar incentive to, any employee, officer, individual service provider, director or executive officer, (iii) accelerate the payment, right to payment or vesting of any material compensation or benefits, including any outstanding options, restricted stock units, performance stock units, restricted stock awards or (iv) grant any stock options, restricted stock units, stock appreciation rights, stock based or stock related awards, performance stock units or restricted stock any other incentive equity or similar awards;

(j) hire or terminate (other than for cause) any individual with an annual base salary in excess of $150,000;

(k) (i) negotiate, modify, extend, or enter into any Labor Agreement or recognize or certify any labor union, labor organization, works council, or group of employees as the bargaining representative for any Company Employees, (ii) implement or announce any employee layoffs, plant closings, reductions in force, furloughs, material work schedule changes or other such actions that could implicate the WARN Act or (iii) waive or release any noncompetition, nonsolicitation, or other restrictive covenant obligation of any current or former employee or independent contractor;

(l) (i) transfer, assign, sell, lease, license, sublicense, abandon, permit to lapse or expire (other than expiration of Company Owned Intellectual Property in accordance with its maximum statutory term) or otherwise dispose of any Company Owned Intellectual Property, other than licenses that constitute Permitted Liens, or (ii) disclose any trade secret or other confidential information included in the Company Owned Intellectual Property (other than in the Ordinary Course of Business in circumstances in which the Company or any of its Subsidiaries has imposed reasonable and customary confidentiality restrictions);

(m) commence, pay, discharge, settle or compromise any pending or threatened Legal Proceeding which (i) requires payment by the Company or any of its Subsidiaries in excess of $75,000 in the aggregate (other than with respect to Tax matters, which shall be exclusively governed by Section 6.1(h)), (ii) imposes material restrictions on the operations of the Company or its Subsidiaries (or after the Closing, the Buyer or any of its Affiliates) or (iii) directly or indirectly, contains an admission of wrongdoing, liability or violation of Law by the Company or any of its Subsidiaries;

(n) except as required by the terms (as in effect on the date hereof) of any Company Plan listed on Section 3.16(a) of the Company Disclosure Schedule, modify, amend, terminate, waive or otherwise modify any rights under any Material Contract in any material respect (other than the expiration of such Material Contract in the Ordinary Course of Business) or enter into any new Contract that would be a Material Contract if entered into prior to the date hereof;

(o) enter into a new line of business or discontinue any line of business;

(p) make any capital expenditures in excess of $250,000 in the aggregate;

(q) adopt a plan or agreement of complete or partial liquidation or dissolution, restructuring, recapitalization or other reorganization;

(r) except as required by the terms (as in effect on the date hereof) of any Company Plan listed on Section 3.16(a) of the Company Disclosure Schedule, enter into any transaction with any Affiliated Party (other than any Contract between the Company or one of its wholly owned Subsidiaries, on the one hand, and the Company or one of its wholly owned Subsidiaries, on the other hand); or

(s) authorize any of, or commit or agree, in writing or otherwise, to take any of, the foregoing actions.

6.2 Pre-Closing Distributions. Prior to the Closing, the Company may dividend or distribute cash of the Company and its Subsidiaries to the Company Stockholders in a manner that would not result in any liability for the Buyer or any of its Affiliates after the Closing. Without limiting the generality of the foregoing, from 11:59 p.m. Eastern Time on the day immediately prior to the Closing Date and through the Effective Time, the Company shall not, and shall cause each of its Subsidiaries not to: (a) pay any cash dividend, distribution or make or agree to make any other payment to any Company Stockholder or any Affiliate of any Company Stockholder, (b) incur any Indebtedness described in clauses (a) through (i) and (k) through (p) of the definition thereof or any Company Transaction Expenses or (c) use any cash to repay any Indebtedness of the Company or any of its Subsidiaries or any Company Transaction Expenses (it being understood and agreed that any payments made or incurred as set forth in this sentence shall reduce Closing Cash).

ARTICLE VII

CONDITIONS TO CONSUMMATION OF THE MERGER

7.1 Conditions to Obligations of the Buyer and the Transitory Subsidiary. The obligation of each of the Buyer and the Transitory Subsidiary to consummate the Merger is subject to the satisfaction of the following conditions precedent each of which may be waived (to the extent permitted by Law) in writing in the sole discretion of the Buyer:

(a) no Law, judgment, order, decree, stipulation or injunction of a Governmental Entity shall be in effect that restrains, enjoins or prohibits the consummation of the Merger or has the effect of making the consummation of the Merger illegal;

(b) any waiting period (and any extensions thereof) and any approvals or clearances applicable to the consummation of the Merger under the HSR Act shall have expired, or been terminated or obtained, as applicable, and no voluntary agreement with either the Federal Trade Commission or Antitrust Division of the Department of Justice not to consummate the transactions contemplated hereby for any period of time shall be in effect;

(c) The consents set forth on Schedule 7.1(c) have been obtained;

(d) (i) each of the representations and warranties of the Company in this Agreement that are set forth in any of Section 3.1, Section 3.2, Section 3.3, Section 3.4(a), Section 3.4(b)(i), and Section 3.23 shall be true and correct in all but de minimis respects as of the date hereof and as of the Closing as though made as of the Closing (other than any representation and warranty expressly made as of a specific earlier date, which shall have been true and correct in all but de minimis respects as of such earlier date) and (ii) each of the other representations and warranties set forth in ARTICLE III shall be true and correct in all respects (determined for this purpose without giving effect to any qualifications as to materiality, “Company Material Adverse Effect” or similar qualifications) as of the date hereof and as of the Closing, as though made as of the Closing (other than any representation and warranty expressly made as of a specific earlier date, which shall have been true and correct as of such earlier date), except where failure to be so true and correct would not, individually or in the aggregate, have a Company Material Adverse Effect;

(e) the Company shall have performed or complied in all material respects with its agreements and covenants under this Agreement to the extent required to be performed or complied with under this Agreement as of or prior to the Closing;

(f) a Company Material Adverse Effect shall not have occurred and be continuing;

(g) the Company shall have delivered Written Consents evidencing the Company Stockholder Approval;

(h) the Buyer shall have received a counterpart of the Escrow Agreement executed by the Escrow Agent and the Company Equityholder Representative;

(i) the Buyer shall have received the items contemplated to be delivered by the Company in accordance with Section 2.1(d)(i);

(j) the Buyer shall have received the Company Certificate; and

(k) the Buyer shall have received the Certificate of Merger duly executed by the Company.

7.2 Conditions to Obligations of the Company. The obligation of the Company to consummate the Merger is subject to the satisfaction of the following conditions precedent, each of which may be waived (to the extent permitted by Law) in writing in the sole discretion of the Company:

(a) no Law, judgment, order, decree, stipulation or injunction of a Governmental Entity shall be in effect that restrains, enjoins or prohibits the consummation of the Merger or has the effect of making the consummation of the Merger illegal;

(b) any waiting period (and any extensions thereof) and any approvals or clearances applicable to the consummation of the Merger under the HSR Act shall have expired, or been terminated or obtained, as applicable, and no voluntary agreement with either the Federal Trade Commission or Antitrust Division of the Department of Justice not to consummate the transactions contemplated hereby for any period of time shall be in effect;

(c) each of the representations and warranties set forth in ARTICLE IV shall be true and correct in all respects (determined for this purpose without giving effect to any qualifications as to materiality, “Buyer Material Adverse Effect” or similar qualifications) as of the date hereof and as of the Closing, as though made as of the Closing (other than any representation and warranty expressly made as of a specific earlier date, which shall have been true and correct as of such earlier date), except where failure to be so true and correct would not, individually or in the aggregate, have a Buyer Material Adverse Effect;

(d) each of the Buyer and the Transitory Subsidiary shall have performed or complied in all material respects with its agreements and covenants under this Agreement to the extent required to be performed or complied with under this Agreement as of or prior to the Closing;

(e) the Company shall have received the Buyer Certificate; and

(f) the Company Equityholder Representative shall have received a counterpart of the Escrow Agreement executed by the Buyer and the Escrow Agent.

ARTICLE VIII

OTHER POST-CLOSING AGREEMENTS

8.1 D&O Indemnification.

(a) For a period of six (6) years after the Closing Date, the Surviving Corporation shall not amend, repeal or otherwise modify any provisions of its certificate of incorporation or bylaws concerning indemnification, exculpation, advancement of expenses or limitation of liability of current and former directors, officers, fiduciaries or agents of the Company in any manner that would affect adversely the rights thereunder of persons who, prior to the Closing Date, were current or former directors, officers, fiduciaries or agents of the Company (such individuals, the “Company Indemnitees”) or (ii) the agreements listed on Schedule 8.1 hereto as in effect on the date hereof (the “D&O Indemnification Agreements”), except to the extent required by applicable Law and except for any such change that would not be any less favorable with respect to the Company Indemnitees as the indemnification, exculpation, advancement of expenses or limitation of liability provisions contained in the Organizational Documents of the Company or the D&O Indemnification Agreements, as applicable, as of immediately prior to the Closing. Notwithstanding anything to the contrary in the certificate of incorporation, bylaws of the Company, the Surviving Corporation or any Subsidiary of the Company or any provision in any indemnification or other agreement to which any of them is a party or by which any of them is bound, (a) no exculpation or other provision in the certificate of incorporation or bylaws of the Company, the Surviving Corporation or any Subsidiary of the Company or any such agreement shall be deemed to exculpate any such person from its obligations under this Agreement and (b) no person shall be entitled to indemnification or reimbursement or advancement of expenses under any provision of the Organization Documents of the Company, the Surviving Corporation or any Subsidiary of the Company or any such agreement for any matter for which such person is obligated to indemnify any Buyer Indemnified Party pursuant to this Agreement.

(b) Prior to or at the Effective Time, the Buyer shall cause the Company to purchase and fully pay for an extended reporting period endorsement under the Company’s existing directors’ and officers’ liability insurance coverage in a form reasonably acceptable to Company that shall provide the Company Indemnitees with coverage for six (6) years following the Effective Time of not less than the existing coverage and have other terms not materially less favorable to the insured persons than the Company’s directors’ and officers’ liability insurance coverage presently maintained by the Company (the “D&O Tail Policy”). The Buyer shall not, and shall cause the Surviving Corporation to not, take any action to eliminate such D&O Tail Policy; provided, that none of the Buyer, the Surviving Corporation or any of their respective Affiliates shall be required to pay an aggregate premium in excess of 300% of the annual premium paid by the Company or its Subsidiaries for such policy as of the date hereof. The Buyer or the Surviving Corporation may substitute the D&O Tail Policy with policies of at least the same coverage containing terms and conditions which are not materially less favorable to the Company Indemnitees so long as such substitution does not result in gaps or lapses in coverage with respect to matters occurring at or prior to the Closing.

(c) In the event the Surviving Corporation or any of its Subsidiaries or any of their successors or assigns, directly or indirectly (including through a transaction at the Buyer level) (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially of its or their properties and assets to any other Person other than the Buyer or any of its Subsidiaries, then, and in each such case, proper provision shall be made so that the successors or assigns of the Surviving Corporation, its Subsidiary or any of their successors or assigns shall succeed to the obligations set forth in this Section 8.1. Notwithstanding anything in this Agreement to the contrary, except as required by applicable Law, the obligations under this Section 8.1 shall not be terminated or modified in such a manner as to adversely affect any Company Indemnitee to whom this Section 8.1 applies without the consent of such affected Company Indemnitee, it being understood and agreed that the Company Indemnitees are intended to be express third party beneficiaries of this Agreement.

ARTICLE IX

TERMINATION AND AMENDMENT

9.1 Termination. This Agreement may be terminated at any time prior to the Effective Time (with respect to Sections 9.1(b) through (f), by written notice by the terminating party to the other party):

(a) by mutual written consent of the Buyer and the Company; or

(b) by either the Buyer or the Company if the Merger shall not have been consummated by the Outside Date; provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to a party if the failure of the Merger to have been consummated on or before the Outside Date was primarily due to the breach by such party of any of its representations, warranties, covenants or obligations under this Agreement; or

(c) by either the Buyer or the Company if a Governmental Entity of competent jurisdiction shall have issued a nonappealable final order, decree or ruling or taken any other nonappealable final action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger; provided, however, that the right to terminate this Agreement under this Section 9.1(c) shall not be available to a party if the issuance of such order, decree, ruling or the taking of such action was primarily due to the breach by such party of any of its representations, warranties, covenants or obligations under this Agreement; or

(d) by the Buyer, if there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, which breach or failure to perform (i) would cause the conditions set forth in Section 7.1(d) or 7.1(e) not to be satisfied and (ii) shall not have been cured or waived upon the earlier of (A) twenty (20) days following receipt by the Company of written notice of such breach or failure to perform from the Buyer and (B) the Outside Date; provided, however, that the right to terminate this Agreement under this Section 9.1(d) shall not be available to the Buyer if the Buyer or the Transitory Subsidiary is then in material breach of any representation, warranty or covenant set forth in this Agreement; or

(e) by the Company, if there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of the Buyer or the Transitory Subsidiary set forth in this Agreement, which breach or failure to perform (i) would cause the conditions set forth in Section 7.2(c) or 7.2(d) not to be satisfied and (ii) shall not have been cured or waived upon the earlier of (A) twenty (20) days following receipt by the Buyer of written notice of such breach or failure to perform from the Company and (B) the Outside Date; provided, however, that the right to terminate this Agreement under this Section 9.1(e) shall not be available to the Company if the Company is then in material breach of any representation, warranty or covenant set forth in this Agreement and such breach would give rise to a failure of any condition set forth in Section 7.2(c) or 7.2(d), as applicable; or

(f) by the Buyer, if the Company Stockholder Approval shall not have been obtained by the Company and delivered to the Buyer within twenty four (24) hours of the execution and delivery of this Agreement.

9.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall immediately become void and there shall be no liability on the part of the Buyer, the Company, the Transitory Subsidiary or their respective officers, directors, stockholders or Affiliates; provided, that (a) any such termination shall not relieve any party from liability for damages for any fraud or Willful Breach on the part of the Buyer or the Company, as the case may be, and (b) each of Section 5.8 (Confidentiality), this Section 9.2 (Effect of Termination), Section 9.3 (Fees and Expenses), ARTICLE XII (Miscellaneous) (in each case including the respective meanings ascribed to the related capitalized terms in ARTICLE XI (Definitions)) and the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement. Nothing shall limit or prevent any party from exercising any rights or remedies it may have under Section 12.12 hereof in lieu of terminating this Agreement pursuant to Section 9.1.

9.3 Fees and Expenses.

(a) Except as otherwise expressly provided herein, including Section 9.3(b), the Buyer will pay all fees and expenses (including legal and accounting fees and expenses) incurred by it in connection with the transactions contemplated hereby and the Company Transaction Expenses shall be borne by the Company Equityholders and constitute a purchase price adjustment as provided in the definition Closing Adjustment Items.

(b) In the event that: (i) the Buyer or the Company terminate this Agreement pursuant to Section 9.1(b) and, at the time of such termination, (x) the condition set forth in Section 7.1(b) has not been satisfied and (y) all other conditions set forth in Article VII have been satisfied (other than, in the case of Section 7.1(a), for the failure to be satisfied resulting from an injunction or order entered or issued by a Governmental Entity under the HSR Act) or (ii) the Buyer or the Company terminate this Agreement pursuant to Section 9.1(c) as the result of an injunction or order entered or issued by a Governmental Entity under the HSR Act, then in such case Buyer will pay the Company the Expense Amount (A) in the case of a termination by the Company, within two Business Days of termination of this Agreement or, (B) in the case of termination by Buyer, contemporaneously with the termination of this Agreement. For the purposes of this Section 9.3(b), “Expense Amount” shall mean the Company’s reasonable and documented out-of-pocket costs and expenses incurred in connection with any formal requests for additional information made by the Antitrust Division of the United States Department of Justice or the Federal Trade Commission under the HSR Act; provided, however, in no event shall any such reimbursement of such expenses payable under this Section 9.3(b) exceed $4,000,000.

9.4 Amendment. This Agreement may be amended by the Buyer, the Company and the Company Equityholder Representative, by action taken or authorized by their respective Boards of Directors or equivalent, at any time before or after receipt of the Company Stockholder Approval, but, after receipt of the Company Stockholder Approval no amendment shall be made which by Law requires further approval by such stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

9.5 Extension; Waiver. (a) At any time prior to the Effective Time, the Buyer and the Company, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions contained herein; (b) any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party; (c) such extension or waiver shall not be deemed to apply to any time for performance, inaccuracy in any representation or warranty, or noncompliance with any agreement or condition, as the case may be, other than that which is specified in the extension or waiver; and (d) the failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

ARTICLE X

TAX MATTERS

10.1 FIRPTA. Prior to the Closing, the Company shall deliver or cause to be delivered to the Buyer a signed original of (a) a certificate pursuant to Treasury Regulations Section 1.1445-2(c)(3) stating that the Company is not, and has not been, a United States real property holding corporation, within the meaning of Section 897 of the Code, during the applicable period specified in Section 897(c) of the Code and (b) a form of notice to the IRS prepared in accordance with the requirements of Treasury Regulations Section 1.897-2(h)(2) (which shall be filed by the Buyer with the IRS following the Closing). If the Company has not provided such certification and notice to the Buyer on or before the Closing Date, the Buyer’s sole remedy shall be to withhold from the payments to be made pursuant to this Agreement any required withholding Tax under Section 1445 of the Code.

10.2 Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other similar Taxes incurred in connection with the transactions contemplated by this Agreement (collectively, “Transfer Taxes”) shall be borne 50 percent by the Company Equityholders and 50 percent by the Buyer, with the portion allocated to the Company Equityholders treated as a Company Transaction Expense. All necessary Tax Returns and other documentation with respect to Transfer Taxes will be prepared and filed by the party required to file such Tax Returns under applicable Law.

10.3 Tax Sharing Agreements. Any and all written and unwritten Tax Sharing Agreements shall be terminated as of the Closing and, after the Closing, the Company shall not be bound by or have any obligation under or with respect to any such agreement, arrangement, or undertaking.

10.4 Cooperation. Buyer, the Company, the Company Equityholders and Company Equityholder Representative shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the preparation and filing of Tax Returns and any audit, litigation or other proceeding with respect to Taxes and the computation and verification of any amounts paid or payable under this Agreement, inclusive (including any supporting work papers, schedules and documents). Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder, provided that notwithstanding anything to the contrary in this Agreement, in no event shall Buyer be required to provide any consolidated, combined or unitary Tax Return that includes Buyer or any of its Affiliates (for the avoidance of doubt, the Company and its Subsidiaries shall not be deemed to be Affiliates of Buyer for this purpose for taxable periods ending on or prior to the Closing Date). The Company shall retain all books and records with respect to Tax matters pertinent to the Company relating to any Pre-Closing Tax Periods for the periods required by applicable Law and shall abide by all record retention agreements entered into with any taxing authority with respect to any Pre-Closing Tax Period. Notwithstanding anything to the contrary in this Agreement, the Company Equityholder Representative shall have no obligation to prepare or file any Tax Returns unless required by applicable Law.

10.5 Straddle Periods. Any Taxes with respect to the Company and its Subsidiaries for any Straddle Period shall be apportioned (a) other than as set forth in Section 10.5(b), between the portion of the Straddle Period ending on the Closing Date and the portion of the Straddle Period commencing on the day immediately following the Closing Date, based on the actual operations of such entity, as the case may be, by a closing of the books of such entity (and of any partnership or controlled foreign corporation in which such entity owns an interest), as if the Closing Date were the end of a taxable year, and each such portion of such Straddle Period shall be deemed to be a taxable period (whether or not it is in fact a taxable period), and (b) in the case of any Taxes (or refunds of Taxes) imposed on a periodic basis (e.g., any real property, personal property or similar ad valorem Taxes) that are payable for a Straddle Period, the portion of such Tax which relates to the portion of such Straddle Period ending on the Closing Date shall be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days in the Straddle Period ending on (and including) the Closing Date and the denominator of which is the number of days in the entire Straddle Period.

ARTICLE XI

DEFINITIONS

For purposes of this Agreement, each of the following terms has the meaning set forth below.

“280G Waiver” has the meaning set forth in Section 5.9.

“401(k) Plan” has the meaning set forth in Section 5.6(e).

“Accounting Principles” means GAAP, except as expressly modified by Exhibit E.

“Accrued Income Taxes” means the amount (which shall not be less than zero in the aggregate or in respect of any jurisdiction) equal to the sum of all accrued and unpaid income Taxes of the Company and its Subsidiaries attributable or payable with respect to any Pre-Closing Tax Period (ignoring, for this purpose, any Tax payments made prior to the Closing using amounts included in Closing Net Working Capital), calculated (i) on an entity-by-entity basis (i.e., deductions and losses of one member of the Company and its Subsidiaries may not be used to offset income and gain of another member of the Company and its Subsidiaries unless such offset actually reduces the Taxes of such other member), (ii) by excluding, without duplication, any (x) Tax asset constituting the Income Tax Asset Amount, (y) income Tax refunds or (z) over or pre-payments (or credits in lieu thereof), other than, for the avoidance of doubt, estimated income Tax payments for current periods that actually reduce the liability for income Taxes of the Company and its Subsidiaries for the Pre-Closing Tax Period in respect of which such estimated income Tax payments were made, and (iii) by including in taxable income any adjustment pursuant to Section 481 of the Code (or any similar provision of state, local or foreign Law), in each case as determined applying the conventions set forth in Section 10.5.

“Affiliate” means, with respect to a Person, any other Person who is an “affiliate” of that Person within the meaning of Rule 405 promulgated under the Securities Act of 1933, as amended.

“Affiliated Party” has the meaning set forth in Section 3.22.

“Aggregate Consideration” means (a) the Closing Consideration, plus (b) any Future Payments that become payable in accordance with the terms of this Agreement.

“Agreement” has the meaning set forth in the first paragraph of this Agreement.

“Anti-Bribery Laws” has the meaning set forth in Section 3.25.

“Antitrust Laws” means: the Sherman Act, 15 U.S.C. §§ 1-7; the Clayton Act, 15 U.S.C. §§ 12-27, 29 U.S.C. §§ 52-53; the HSR Act; the Federal Trade Commission Act, 15 U.S.C. §§ 41-58; and all other federal, state and foreign Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

“Business Day” means any day other than (a) a Saturday or Sunday or (b) a day on which banking institutions located in New York, New York are permitted or required by Law, executive order or governmental decree to remain closed.

“Buyer” has the meaning set forth in the first paragraph of this Agreement.

“Buyer Certificate” means a certificate delivered by the Buyer (without qualification as to knowledge, materiality or otherwise), signed on behalf of the Buyer by an authorized officer of the Buyer, to the effect that each of the conditions specified in clauses (c) and (d) of Section 7.2 is satisfied in all respects.

“Buyer Common Stock” means the common stock, $0.01 par value per share, of the Buyer.

“Buyer Material Adverse Effect” means any Change that, individually or in the aggregate with all other Changes, has had or could reasonably be expected to prevent, materially impede or materially delay the Buyer’s or the Transitory Subsidiary’s consummation of the transactions contemplated hereby or the performance of their respective obligations hereunder.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act, Pub. L. 116-136, as well as any related sections of such statute, and any regulations promulgated thereunder or requirements of the United States Small Business Administration, the United States Department of Treasury or the Federal Reserve, in each case as any may be further amended, and the related Paycheck Protection Program and Healthcare Enhancement Act of 2020 and Paycheck Protection Program Flexibility Act of 2020.

“Cash Portion of Deferred Income” means (a) $5,000,000, plus (b) 7.9% of the Company’s accrued liabilities for store credits, plus (c) the Company’s return reserve.

“CERCLA” means the federal Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended.

“Certificate of Merger” means the certificate of merger with respect to the Merger in the form attached hereto as Exhibit C.

“Change” means any change, effect, event, occurrence, circumstance or development.

“Closing” means the closing of the transactions contemplated by this Agreement.

“Closing Adjustment Items” means an amount in cash equal to the sum of, without duplication, (a) the Company Transaction Expenses, plus (b) the Employee Amount, plus (c) if the Closing Cash exceeds the amount of the Closing Indebtedness, a negative number (which, for the avoidance of doubt, shall reduce the Estimated Closing Adjustment and the Final Closing Adjustment) equal to the amount by which the Closing Cash exceeds the amount of the Closing Indebtedness, plus (d) if the amount of the Closing Indebtedness exceeds the Closing Cash, the amount by which the Closing Indebtedness exceeds the Closing Cash, plus (e) if Closing Net Working Capital is less than the Working Capital Target, the amount of such shortfall plus (f) if the Closing Net Working Capital exceeds the Working Capital Target, a negative number (which, for the avoidance of doubt, shall reduce the Estimated Closing Adjustment and the Final Closing Adjustment) equal to such excess.

“Closing Adjustment Statement” has the meaning set forth in Section 2.6(b).

“Closing Cash” means, without duplication, (a) all cash and cash equivalents held by the Company or any of its Subsidiaries (including checks, other wire transfers and drafts deposited or available for deposit for the account of the Company and its Subsidiaries) and (b) credit card receivables, in each case measured as of 11:59 PM Eastern Time on the day immediately prior to the Closing Date and determined in accordance with GAAP; provided, that Closing Cash shall not include (i) to the extent included in Closing Net Working Capital, the amount deposited in the escrow account under the AMS2 Escrow Agreement (as such term is defined in the Company Disclosure Schedule), and (ii) the amount of any net cash Taxes that would be payable (including any withholding Taxes incurred) as a result of the distribution or repatriation to the Company of any cash and cash equivalents held by any Subsidiary of the Company and any out-of-pocket costs that would be incurred to lawfully effect such repatriation.

“Closing Consideration” means an amount in cash equal to (a) the Closing Purchase Price, plus (b) the aggregate exercise price or measurement price of all In-the-Money Options outstanding as of immediately prior to the Effective Time, minus (c) the Estimated Closing Adjustment (which for the avoidance of doubt may be a positive or negative number) minus (d) the Escrow Amount, minus (e) the Representative Fund Amount.

“Closing Date” has the meaning set forth in Section 1.2(a).

“Closing Date Allocation Schedule” means a schedule, prepared by the Company and dated as of the Closing Date, as amended from time to time in accordance with Section 2.8(b), setting forth (i) the Company’s calculations of the Aggregate Consideration and the Closing Consideration and (ii) for each Company Equityholder: (a) the name and address for such Company Equityholder; (b) the number of shares of each class of Company Stock held as of the Closing Date by such Company Equityholder; (c) to the extent such Company Equityholder holds shares of Company Preferred Stock, the number of shares of Company Common Stock issuable upon conversion of the shares of each such series of Company Preferred Stock (assuming such conversion occurs as of immediately prior to the Effective Time) in accordance with the Company Certificate of Incorporation; (d) the number of shares of Company Common Stock subject to Company Options, Company RSUs or Company Warrants outstanding immediately prior to the Effective Time (after giving effect to Section 2.5) held by such Company Equityholder (and, if applicable, the exercise price thereof); (e) the amount to be paid to such Company Equityholder pursuant to Section 2.1(c) and pursuant to Section 2.5; (f) whether such Company Equityholder is an Employee; (g) the portion of the Closing Consideration attributable to such Company Equityholder’s Company Stock, In-the-Money Options, Company RSUs or Company Warrants; and (h) the Pro Rata Portion of each Company Equityholder and the portion of any Future Payments attributable to such Company Equityholder’s Company Stock, In-the-Money Options, Company RSUs and Company Warrants.

“Closing Indebtedness” means all Indebtedness of the Company and the Subsidiaries to the extent outstanding as of immediately prior to the Effective Time.

“Closing Net Working Capital” means the Company’s consolidated current assets (excluding Closing Cash, income Tax assets and deferred Tax assets) less consolidated current liabilities (excluding Company Transaction Expenses, the Employee Amount, income Tax liabilities, deferred Tax liabilities and deferred offering costs and the Closing Indebtedness) as of 11:59 p.m. Eastern time on the day immediately prior to the Closing Date, each determined in accordance with the Accounting Principles. Closing Net Working Capital shall only include the current asset account line items and the current liability account line items specified in the illustrative calculation of Closing Net Working Capital set forth on Exhibit F.

“Closing Payment Certificate” means a certificate, signed by an executive officer of the Company on behalf of the Company, which (a) sets forth (i) a calculation of the payments to be made by the Buyer in accordance with Section 2.1(d)(ii), (ii) the identity of each Person entitled to a payment pursuant to Section 2.1(d)(ii), (iii) the amount due to each such Person, and (iv) the applicable wire instructions for the account or accounts of such Person and (b) attaches the Closing Date Allocation Schedule as a schedule thereto.

“Closing Purchase Price” means an amount equal to $400,000,000.

“Closing Stock Consideration” means (a) the Closing Consideration, minus (b) the aggregate amount payable in respect of In-the-Money Options and Company RSUs pursuant to Section 2.5, minus (c) the aggregate exercise price or measurement price of all In-the-Money Options.

“COBRA” has the meaning set forth in Section 3.16(g).

“Code” means the Internal Revenue Code of 1986, as amended.

“Comerica Agreement” means the Amended and Restated Loan and Security Agreement, dated as of March 22, 2021, by and between Comerica Bank, the Company and AdoreMe Services LLC.

“Commercialize” has the meaning set forth in Section 2.7(b).

“Company” has the meaning set forth in the first paragraph of this Agreement.

“Company Certificate” means a certificate delivered by the Company (without qualification as to knowledge, materiality or otherwise), signed on behalf of the Company by the President and Chief Executive Officer of the Company, to the effect that each of the conditions specified in clauses (c), (d) and (e) of Section 7.1 is satisfied in all respects.

“Company Certificate of Incorporation” means the certificate of incorporation of the Company, as amended or restated from time to time and in effect immediately prior to the Effective Time.

“Company Common Stock” means the common stock, $0.0001 par value per share, of the Company.

“Company Data” means all data and information subject to an obligation of confidentiality of the Company or any of its Subsidiaries, and Personal Data, in each case, stored or Processed by or on behalf of the Company or any of its Subsidiaries.

“Company Disclosure Schedule” means the Company Disclosure Schedule provided by the Company to the Buyer on the date hereof.

“Company Employee” means any employee of the Company or any of its Subsidiaries, in each case, as of any applicable time.

“Company Equityholder” means any holder of Company Stock, Company Options or Company RSUs or Company Warrants as of immediately prior to the Effective Time.

“Company Equityholder Representative” has the meaning set forth in the first paragraph of this Agreement.

“Company Equityholder Representative Group” means the Company Equityholder Representative and its members, managers, directors, officers, contractors, agents, advisors and employees.

“Company Financial Statements” means:

(a) the consolidated audited balance sheets and statements of operations, mezzanine equity and stockholders’ deficit and cash flows and the related notes of the Company as of the end of and for each of the fiscal years ended December 31, 2020 and 2021; and

(b) the Most Recent Balance Sheet and the related consolidated unaudited statements of operations and cash flows for the nine (9) month period ended September 30, 2022.

“Company Indemnitees” has the meaning set forth in Section 8.1.

“Company Intellectual Property” means the Company Owned Intellectual Property and the Company Licensed Intellectual Property.

“Company’s Knowledge,” “Knowledge of the Company” and words of similar effect means the actual knowledge of each of the individuals identified in Schedule K hereto, in each case after due and reasonable inquiry of their direct reports.

“Company Licensed Intellectual Property” means all Intellectual Property that is licensed, or is the subject of the grant of any other right, to the Company or any of its Subsidiaries by any third party.

“Company Material Adverse Effect” means any Change that, individually or in the aggregate with all other Changes, (A) would or would reasonably be expected to prevent or materially delay or impair the Company from consummating the transactions contemplated hereby or (B) has had or would reasonably be expected to have a material adverse effect on the assets, liabilities, business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, other than, for purposes of clause (B), any Change to the extent arising after the date hereof and resulting from (a) general economic conditions (or changes in such conditions) in the United States or any other country or region in the world, or conditions in the global economy generally; (b) conditions (or changes in such conditions) in the securities markets, credit markets, currency markets or other financial markets in the United States or any other country or region in the world; (c) changes in the conditions in the industries in which the Company and its Subsidiaries conduct business; (d) political conditions (or changes in such conditions) in the United States or any other country or region in the world or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism) in the United States or any other country or region in the world; (e) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires, weather conditions, natural or man-made disasters, emergencies, calamities, epidemics, pandemics, disease outbreaks, other acts of God or other force majeure events in the United States or any other country or region in the world; (f) any COVID-19 Measures or COVID-19 Responses; (g) the announcement of this Agreement or the pendency or consummation of the transactions contemplated hereby (provided, that the exception in this clause (g) shall not apply to any representations or warranties in Section 3.4 or 3.16(i) (or the Closing condition set forth in Section 7.1(d)) that are expressly intended to address the consequences of execution, delivery, announcement, pendency or consummation of the transactions contemplated hereby); (h) any actions taken or failure to take action, in each case, to which the Buyer has approved or consented to in writing, or any action required to be taken (or required to be not taken) by the Company or any of its Subsidiaries pursuant to this Agreement; (i) changes after the date hereof in applicable Law (or the interpretation thereof) or changes after the date hereof in GAAP (or the interpretation thereof), or that result from any action taken for the purpose of complying with any of the foregoing; or (j) any failure by the Company and its Subsidiaries, in and of itself, to meet any budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (but not, in each case, the underlying cause of such changes or failures, which may be taken into account whether a Company Material Adverse Effect has occurred, unless such changes or failures would otherwise be excepted from this definition), except, in each case of the foregoing clauses (a) through (f) and (i) to the extent any such Change has had or would reasonably be expected to have a disproportionate adverse effect on the assets, liabilities, business, condition or results of operations of the Company and its Subsidiaries, taken as a whole, relative to other participants in the industries and markets in which the Company and its Subsidiaries operate, in which case only the incremental disproportionate adverse Change may be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur.

“Company Option” means a compensatory option to purchase Company Common Stock issued by the Company pursuant to a Company Stock Plan or otherwise.

“Company Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries.

“Company Plan” means any Employee Benefit Plan, including in respect of any current or former employees, independent contractors, directors, officers or shareholders of the Company or any of its Subsidiaries, (i) that is sponsored or maintained by the Company or any of its Subsidiaries or under or with respect to which the Company or any of its Subsidiaries makes, has made or is required to make payments, transfers or contributions or (ii) with respect to which the Company or any of its Subsidiaries has or could reasonably be expected to have any actual or contingent liability or obligation, and including any Employee Benefit Plan provided by any professional employer organization to the extent applicable to the current or former employees of the Company or any of its Subsidiaries but excluding any Mandated Plans.

“Company Preferred Stock” means the Company Seed Preferred Stock, the Company Seed A Preferred Stock, the Company Series A Preferred Stock, and the Company Series B Preferred Stock.

“Company Privacy Policy” means each external or internal, past or present written privacy or security policy, or public statement or representation of the Company or any of the Subsidiaries, relating to: (a) the privacy of any individuals, including users of any product or service of the Company or any of the Subsidiaries; or (b) the Processing or security of any Personal Data, including Personal Data of individuals who are employees of the Company or any of the Subsidiaries or are associated with Persons with which the Company or any of the Subsidiaries has an agreement.

“Company Registrations” means Intellectual Property Registrations that are registered or filed in the name of the Company or any of its Subsidiaries, alone or jointly with others.

“Company RSU” means a restricted stock unit issued by the Company pursuant to a Company Stock Plan or otherwise; provided, however, that for the purposes of computing any consideration payable to Company Equityholders pursuant to this Agreement, “Company RSU” shall also include a number of additional Company RSUs denoting any transaction bonus granted by the Company’s board of directors that, when granted, was denoted in an amount equivalent to a number of Company RSUs.

“Company Seed Preferred Stock” means the Seed Preferred Stock, $0.00001 par value per share, of the Company.

“Company Seed A Preferred Stock” means the Seed A Preferred Stock, $0.00001 par value per share, of the Company.

“Company Series A Preferred Stock” means the Series A Preferred Stock, $0.00001 par value per share, of the Company.

“Company Series B Preferred Stock” means the Series B Preferred Stock, $0.00001 par value per share, of the Company.

“Company Software” has the meaning set forth in Section 3.11(l).

“Company Stock” means the Company Common Stock and the Company Preferred Stock.

“Company Stock Plans” means the AdoreMe, Inc. 2011 Stock Incentive Plan, the AdoreMe, Inc. 2021 Stock Incentive Plan and the AdoreMe, Inc. DailyLook, Inc. 2013 Stock Plan, each as amended from time to time.

“Company Stockholder” means each holder of Company Stock as of immediately prior to the Effective Time.

“Company Stockholder Approval” means the adoption of this Agreement and the approval of the Merger, by execution of Written Consents, by Company Stockholders holding not less than (a) a majority of the votes represented by the outstanding shares of Company Stock entitled to vote on this Agreement and the Merger, voting together as a single class on an as-converted to Company Common Stock basis, and (b) a majority of the votes represented by the outstanding shares of Company Preferred Stock entitled to vote on this Agreement and the Merger, voting together as a single class on an as-converted to Common Stock basis.

“Company Transaction Expenses” means, without duplication, all costs and expenses of the Company or any of its Subsidiaries, measured as of immediately prior to the Effective Time, incurred in connection with or incidental to the evaluation, negotiation, preparation and execution of this Agreement and the consummation of the transactions contemplated hereby, including (a) any brokerage fees and commissions, finders’ fees or financial advisory fees, (b) any fees and expenses of counsel, accountants or other advisors or service providers payable by the Company or any of its Subsidiaries, (c) any Transfer Taxes allocated to the Company Stockholders under Section 10.2 and (d) one half of the total cost of the R&W Insurance Policy, including any and all premiums, brokerage commissions, underwriting and other fees and expenses relating thereto (including any required deposit fees) (the “Company RWI Portion”); provided, that such Company RWI Portion shall not exceed $1,000,000.

“Company Warrant” means each warrant or other contractual right to purchase or acquire shares of Company Stock; provided, that Company Options and Company RSUs shall not be considered Company Warrants.

“Condition Satisfaction Date” has the meaning set forth in Section 1.2(a).

“Confidentiality Agreement” means the Mutual Confidentiality Agreement, dated as of July 19, 2022, by and between the Buyer and the Company, as amended by Amendment to the Mutual Confidentiality Agreement, effective as of August 12, 2022.

“Consenting Stockholders” has the meaning set forth in Section 5.2.

“Continuation Period” has the meaning set forth in Section 5.6(a).

“Continuing Employees” has the meaning set forth in Section 5.6(a).

“Contract” means any contract, covenant, undertaking, concession, agreement, franchise, instrument, license, sublicense, lease, sublease, note, bond, indenture, deed of trust, mortgage, Lien, loan agreement, instrument of Indebtedness or other understanding, commitment or arrangement, whether written or oral.

“COVID-19” means SARS-CoV-2 or the COVID-19 virus, and any evolutions or mutations thereof and any related or associated epidemics, pandemics or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” social distancing, shut down, closure, sequester or similar Law, regulation, rule, order, directive, guideline or recommendation of any Governmental Entity in connection with or in response to COVID-19, including the Coronavirus Aid, Relief, and Economic Security Act.

“COVID-19 Responses” means any action or inaction, including the establishment of any policy, procedure or protocol, by the Company or any of its Subsidiaries that the Company or any of its Subsidiaries determines in its reasonable discretion is necessary in connection with (a) mitigating the adverse effects of COVID-19 or applicable COVID-19 Measures, (b) ensuring compliance by the Company or any of its Subsidiaries with COVID-19 Measures applicable to any of them or (c) in respect of COVID-19, protecting the health and safety of employees or other persons with whom the Company or any of its Subsidiaries and their personnel come into contact with during the course of business operations.

“Current Representation” has the meaning set forth in Section 12.14(a).

“Data Security Incident” means any actual, suspected, reported, or claimed breach of security of Company Data or any Systems, databases, or other locations where Company Data is Processed regardless of whether such an incident triggers any notice or reporting obligations under applicable Information Privacy and Security Laws, including any actual, suspected, reported, or claimed (a) unauthorized or unlawful access to, acquisition of, or Processing of Company Data; (b) unauthorized or accidental loss, alteration, disclosure, deletion or destruction, or other Processing, of Company Data; (c) compromise, intrusion, interference with or unauthorized access to networks, systems, databases, servers, or electronic or other Systems on which Company Data is Processed or from which Company Data may be accessed; or (d) other event that could compromise the privacy, confidentiality, or integrity of Company Data.

“Designated Person” has the meaning set forth in Section 12.14(a).

“DGCL” means the Delaware General Corporation Law.

“Disclosure Statement” means the written proxy or information statement to be provided to each of the Company Stockholders containing (i) the notice contemplated by Section 228(e) of the DGCL of the taking of a corporate action without a meeting by less than a unanimous written consent to inform such Company Stockholders of the corporate action taken by the Company Stockholders who executed the Written Consent, (ii) include a summary of the Merger and this Agreement (which summary shall include a summary of the terms relating to the indemnification obligations of the Company Stockholders and the authority of the Company Equityholder Representative, and a statement that the adoption of this Agreement by the stockholders of the Company shall constitute approval of such terms) and (iii) inform the recipient stockholders that appraisal rights are available for their shares of Company Stock pursuant to Section 262 of the DGCL (and include a copy of such Section 262).

“Dissenting Shares” means shares of Company Stock held as of the Effective Time by a Company Stockholder who has not consented to or voted such shares of Company Stock in favor of the adoption of this Agreement and with respect to which appraisal shall have been duly demanded and perfected in accordance with Section 262 of the DGCL and not effectively waived, withdrawn or forfeited prior to the Effective Time.

“Documentation” means printed, visual or electronic materials, reports, white papers, documentation, specifications, designs, flow charts, code listings, instructions, user manuals, frequently asked questions, release notes, recall notices, error logs, diagnostic reports, marketing materials, packaging, labeling, service manuals and other information describing the use, operation, installation, configuration, features, functionality, pricing, marketing or correction of a product, whether or not provided to end users.

“D&O Indemnification Agreements” has the meaning set forth in Section 8.1(a).

“D&O Tail Policy” has the meaning set forth in Section 8.1(b).

“Effective Time” means the time at which the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or such later time as is agreed to by the Buyer and the Company and set forth in the Certificate of Merger.

“Employee Amount” means without duplication, measured as of immediately prior to the Effective Time, (a) all amounts payable by the Company or any of its Subsidiaries pursuant to (i) any Transaction Bonus Plan, (ii) any other transaction, change in control bonus plan, severance plan, or change of control, retention or similar arrangement of the Company or any of its Subsidiaries, payable in connection with the Merger or any of the other transactions contemplated by this Agreement or upon related or concurrent or subsequent employment termination, or in combination with any other event, such payment is made on or prior to the Closing pursuant to, or under, an Employee Benefit Plan, a Contract or other arrangement entered into by the Company or any of its Subsidiaries prior to the Closing and (iii) to the extent not paid prior to the Effective Time, the amounts of any bonus to be paid in respect of the 2022 fiscal year (including, in each case, all of the employer portion of Taxes required to be paid in connection therewith, determined as if the applicable taxable period ended on the Closing Date), and (b) accrued and unused paid time off (PTO), but only to the extent credit for such PTO will be retained for the employees after the Closing; provided, however, “Employee Amount” shall not include any amounts payable after Closing as a result of any arrangements implemented by the Surviving Corporation or the Buyer after the Closing as a result of any arrangements entered into with or at the direction of the Buyer.

“Employee Benefit Plans” means all (a) “employee benefit plans,” as defined in Section 3(3) of ERISA, together with plans, policies, programs, agreements or arrangements that would be so defined if they were not (i) otherwise exempt from ERISA by Section 3(3) of ERISA or another Section of ERISA, (ii) maintained outside the United States or (iii) individually negotiated or applicable only to one individual and (b) any other written or oral benefit or compensation plan, program, policy, agreement, arrangement or obligation of any kind, including employment, individual independent contractor or consulting, severance, termination, separation, stay or retention bonus, commission, incentive (including equity or equity-linked), phantom equity, patent award, sick leave, vacation pay, plant closing benefits, salary continuation or insurance for disability, retirement, pension, profit sharing, savings, deferred compensation, hospitalization, medical insurance, life insurance, tuition reimbursement or scholarship, change of control, transaction, fringe, tax gross-up and any other employee benefit or compensation plan, policy, program, agreement or arrangement, including any plans subject to Section 125 of the Code.

“Environmental Law” means any Law relating to the environment or natural resources, occupational health and safety, or exposure of persons or property to Materials of Environmental Concern, including any statute, regulation, administrative decision or order pertaining to: (a) the presence of or the treatment, storage, disposal, generation, transportation, handling, distribution, manufacture, processing, use, import, export, labeling, recycling, registration, investigation or remediation of Materials of Environmental Concern or documentation related to the foregoing; (b) air, water and noise pollution; (c) groundwater and soil contamination; (d) the release, threatened release, or accidental release into the environment, the workplace or other areas of Materials of Environmental Concern, including emissions, discharges, injections, spills, escapes or dumping of Materials of Environmental Concern; (e) transfer of interests in or control of real property which may be contaminated; (f) community or worker right-to-know disclosures with respect to Materials of Environmental Concern; (g) the protection of wild life, marine life and wetlands, and endangered and threatened species; (h) storage tanks, vessels, containers, abandoned or discarded barrels and other closed receptacles; and (i) health and safety of employees and other persons. As used above, the term “release” shall have the meaning set forth in CERCLA but shall also include migration.

“Equity Interest” means, with respect to any Person, (a) any share, capital stock, restricted stock, partnership or membership interest, unit of participation or other similar interest (however designated and whether settleable in cash, stock or other property or interest) in such Person and (b) any option, warrant, purchase right, conversion right, exchange right or other agreement or securities which would entitle any other Person to acquire any such interest or security in such Person (including share appreciation, phantom equity, profit participation or other similar rights).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Person that is, or at any applicable time was, a member of (a) a controlled group of corporations (as defined in Section 414(b) of the Code), (b) a group of trades or businesses under common control (as defined in Section 414(c) of the Code), or (c) an affiliated service group (as defined under Section 414(m) of the Code or the regulations under Section 414(o) of the Code), any of which includes or included the Company or any of its Subsidiaries.

“Escrow Account” means the account established pursuant to the Escrow Agreement to hold the Escrow Amount.

“Escrow Agent” means Computershare Corporate Trust Company, N.A., or such other Escrow Agent as may be mutually agreed upon in writing by the parties hereto, as escrow agent pursuant to the Escrow Agreement, or any successor escrow agent pursuant to the Escrow Agreement.

“Escrow Agreement” means an escrow agreement by and among the Escrow Agent, the Buyer and the Company Equityholder Representative, in a form reasonably satisfactory to the Company and the Buyer.

“Escrow Amount” means $5,000,000.

“Escrow Funds” means, as of any time that such amounts are held by the Escrow Agent pursuant to the Escrow Agreement, the Escrow Amount, including any interest or other amounts earned thereon prior to such time, less any investment losses thereon incurred prior to such time.

“Estimated Closing Adjustment” means the sum of the estimated amount of the Closing Adjustment Items as of the Closing Date to be delivered with the Estimated Closing Adjustment Statement in accordance with the provisions of Section 2.6(a).

“Estimated Closing Adjustment Statement” has the meaning set forth in Section 2.6(a).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange and Paying Agent” means Computershare Corporate Trust Company, N.A.

“Exchange and Paying Agent Agreement” means an agreement to be entered into at or prior to the Effective Time by the Exchange and Paying Agent and the Buyer, governing the disbursement of the Payment Fund.

“Excluded Option” has the meaning set forth in Section 2.5(a)(i).

“Expense Amount” has the meaning set forth in Section 9.3(b).

“Exploit” means develop, design, test, modify, make, use, sell, have made, used and sold, import, reproduce, market, distribute, commercialize, support, maintain, correct and create derivative works of.

“Export-Import Control Rules” means all Laws of any Governmental Entity relating to the import or export of goods, technology, or services or trading embargoes or other trading restrictions, including the Arms Export Control Act, the International Traffic in Arms Regulations, the Export Administration Act, the Export Administration Regulations, the laws administered by Customs and Border Protection, the International Economic Emergency Powers Act, and executive orders and regulations administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury, and comparable foreign Laws.

“Final Closing Adjustment” has the meaning set forth in Section 2.6(f).

“Final Closing Adjustment Items” has the meaning set forth in Section 2.6.

“Final Closing Adjustment Statement” has the meaning set forth in Section 2.6.

“Fixed Post-Closing Payment” has the meaning set forth on Schedule 2.7.

“Foreign Plan” has the meaning set forth in Section 3.16(l).

“Fully Diluted Shares” means a number of shares of Company Stock, without duplication, equal to (a) the aggregate number of shares of Company Common Stock outstanding as of immediately prior to the Effective Time (other than the shares of Company Stock to be cancelled in accordance with Section 2.1(b)), plus (b) the aggregate number of shares of Company Common Stock issuable upon conversion of the Company Preferred Stock outstanding immediately prior to the Effective Time (assuming such conversion occurs immediately prior to the Effective Time) in accordance with the Company Certificate of Incorporation, plus (c) the aggregate number of shares of Company Common Stock subject to In-the-Money Options and Company RSUs outstanding as of immediately prior to the Effective Time, minus (d) solely for purposes of calculating the Pro Rata Shares for any Future Payment, the aggregate number of Excluded Options as of the time such Future Payment is made. Fully Diluted Shares shall be deemed to be held by a Company Equityholder to the extent the corresponding shares of Company Stock, In-the-Money Options or Company RSUs are held by such Company Equityholder as of immediately prior to the Effective Time.

“Future Payments” means, collectively, (a) any Final Closing Adjustment that becomes payable to Company Equityholders pursuant to Section 2.6, plus (b) any portion of the Escrow Funds that becomes distributable to Company Equityholders pursuant to this Agreement and the Escrow Agreement, plus (c) any portion of the Representative Fund that becomes distributable to Company Equityholders pursuant to this Agreement, plus (d) the Fixed Post-Closing Payment Amount, plus (e) any Post-Closing Contingent Consideration that becomes distributable to the Company Equityholders pursuant to this Agreement.

“GAAP” means United States generally accepted accounting principles, as in effect from time to time.

“Government Official” means any officer or employee of a Governmental Entity, including state-owned entities, or of a public organization or any person acting in an official capacity for or on behalf of any such Governmental Entity or on behalf of any such public organization.

“Governmental Entity” means any federal, state, local or foreign government, any governmental or regulatory agency, instrumentality, commission, office or legislative body or any court, arbitrational tribunal or body (public or private), administrative agency or government authority or body.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“In-the-Money Option” has the meaning set forth in Section 2.5(a)(i).

“Income Tax Asset Amount” means an amount not greater than zero or less than negative $719,218, shown on Exhibit F as an exclusion from Closing Net Working Capital opposite the line item titled “Income tax/deferred tax asset/liability.”

“Indebtedness” with respect to any Person means (a) any indebtedness or other obligation for borrowed money of such Person; (b) any obligation incurred by such Person for all or any part of the deferred purchase price of property or other assets (including earnout, milestone, royalty, seller note, installment payment, contingency payments and similar obligations) or for the cost of property or other assets constructed or of improvements thereto, other than accounts payable included in Closing Net Working Capital and incurred in respect of property purchased in the Ordinary Course of Business; (c) the obligations of such Person under all letters of credit issued for the account of such Person; (d) all obligations as lessee that are, or pursuant to the Accounting Principles, should be, recorded as capital leases; (e) all guarantees and similar obligations of such Person; (f) obligations of such Person relating to interest rate protection, swap agreements and collar agreements, in each case, to the extent payable if such agreements are terminated at the Closing; (g) all obligations of such Person for bankers acceptances and overdrafts; (h) all declared but unpaid distributions or dividends; (i) all obligations of such Person under interest rate or currency swap or collar transactions or other hedging agreements or arrangements; (j) the Cash Portion of Deferred Income; (k) any indebtedness secured by a Lien on assets or properties of such Person; (l) unfunded or underfunded retirement and benefit obligations; (m) all obligations of such Person for accrued interest, fees and charges in respect of any Indebtedness described in clauses (a)-(l); (n) all interest, prepayment premiums and penalties, and any other fees, expenses, indemnities and other amounts payable as a result of the prepayment or discharge of any

Indebtedness described in the preceding clauses (a)-(l); (o) any Taxes deferred from any Pre-Closing Tax Period to any tax period (or portion thereof) ending after the Closing Date under the CARES Act or the Payroll Tax Executive Order; (p) any Accrued Income Taxes plus the Income Tax Asset Amount; (q) the Company’s accrual for the Specified Matter (as such term is defined in the Company Disclosure Schedule) and (r) accounts payable more than 90 days past due of such Person.

“Information Privacy and Security Laws” means: (a) any and all applicable Laws concerning privacy, data protection, or information security with regard to the Processing of Personal Data, including, to the extent applicable, the following: the Federal Trade Commission (FTC) Act, as applied or interpreted by the FTC; the Telephone Consumer Protection Act (together with any state and local Law equivalents; the Children’s Online Privacy Protection Act (COPPA) and the FTC’s COPPA rule; The Controlling the Assault of Non-Solicited Pornography And Marketing (CAN-SPAM) Act of 2003 and the FTC’s CAN-SPAM Rule; the Gramm-Leach-Bliley Act (GLBA) and all applicable GLBA rules and regulations; the Health Insurance Portability and Accountability Act of 1996 (HIPAA) and all applicable HIPAA rules and regulations; state data protection Laws, including the California Consumer Protection Act (CCPA) and its implementing regulations; Massachusetts 201 CMR 17.00: Standards for the Protection of Personal Information of Residents of the Commonwealth; state data breach notification Laws; state privacy and consumer protection Laws; the European Union’s Regulation 2016/679 of the European Parliament and of the Council of 27 April 2016 (General Data Protection Regulation); the European Union’s Directive 2002/58/EC of the European Parliament and of the Council of 12 July 2002 concerning the processing of personal data and the protection of privacy in the electronic communications sector (Directive on privacy and electronic communications), as amended by Directive 2009/136/EC of 25 November 2009; and all other applicable privacy, data security, data protection, and consumer protection laws of any jurisdiction, including the United States, or any other jurisdiction in which the Company collects or Processes Personal Data, (b) all applicable regulatory guidelines, rules or codes, and (c) all other applicable consumer protection Laws relating to privacy, data protection, or information security with regard to the Processing of Personal Data.

“Information Privacy and Security Requirement” means (a) Information Privacy and Security Laws, (b) Company Privacy Policies, (c) binding industry standards relating to the Processing of Personal Data, and (d) all contracts to which the Company or any of its Subsidiaries is a party to, or is otherwise bound, to the extent relating to the security, confidentiality, privacy, or any Processing of Personal Data.

“Insurance Policies” has the meaning set forth in Section 3.19.

“Intellectual Property” means the following in any jurisdiction throughout the world:

(a) Patent Rights;

(b) Trademarks and all goodwill in the Trademarks;

(c) copyrights, designs, works of authorship, data and database rights and registrations and applications for registration thereof, including moral rights of authors;

(d) mask works and registrations and applications for registration thereof and any other rights in semiconductor topologies under the Laws of any jurisdiction;

(e) inventions, invention disclosures, statutory invention registrations, trade secrets and confidential business information, know-how, scientific and technical information, data and technology, including medical, clinical, toxicological and other scientific data, manufacturing and product processes, algorithms, techniques and analytical methodology, research and development information, financial, marketing and business data, pricing and cost information, business and marketing plans and customer and supplier lists and information, whether patentable or nonpatentable, whether copyrightable or noncopyrightable and whether or not reduced to practice;

(f) rights in Software;

(g) rights in publicity, including rights in name, likeness, voice, signature, and similar rights; and

(h) all other intellectual property or proprietary rights in any jurisdiction (including remedies against past, present and future infringement thereof and rights of protection of interest therein under the Laws of all jurisdictions).

“Intellectual Property Registrations” means Patent Rights, Trademarks (including Internet domain name registrations and social media accounts, but excluding unregistered trademarks, service marks and trade dress), registered copyrights and designs, mask work registrations and applications for each of the foregoing.

“Inventory” means all inventories of the Company and its Subsidiaries, including inventories of products, work-in-process, finished goods, raw materials, supplies, equipment, parts, labels and packaging (including rights and interests in goods in transit, consigned inventory, inventory sold on approval and rental inventory) and all returned products, samples and obsolete and non-salable inventory.

“IP Assignment Agreement” has the meaning set forth in Section 3.11(j).

“Key Employee” has the meaning set forth in the Recitals.

“Labor Agreement” means any collective bargaining agreement or other Contract with any labor union, labor organization, or works council.

“Law” means any United States federal, state, municipal or local or foreign law, act, common law, constitution, treaty, statute, standard, ordinance, code, rule, regulation, resolution or promulgation, or any award, decree, writ, order, injunction, ruling, judgment, consent of or by any Governmental Entity, or any Permit or similar right granted under any of the foregoing, or any similar provision having the force or effect of law.

“Lease” means any lease, sublease, license, or occupancy agreement pursuant to which the Company or any of its Subsidiaries leases or subleases from or to another party any real property, or otherwise occupies or has the right to occupy any real property.

“Leased Real Property” means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, improvements, fixtures, and other interest in real property held by the Company or any of its Subsidiaries.

“Legal Proceeding” means any action, suit, proceeding (whether civil, criminal, administrative, judicial or investigative), litigation (at law or equity), audit, claim, charge, complaint, hearing, information request, notice of violation, arbitration, inquiry or investigation of or before any Governmental Entity or before any arbitrator or administrator of any benefit plan.

“Lien” means any mortgage, pledge, security interest, encumbrance, charge, hypothec, prior claim, occupancy right, option, right of first refusal or offer, adverse claim, lease, easement, license, option, title retention agreement or arrangement, conditional sale, deemed or statutory trust, restrictive covenant or other lien or encumbrance of any nature (whether arising by Contract or by operation of Law), other than (a) mechanics’, material mens’, landlord’s, carriers’ and similar liens, the existence of which would not constitute an event of default under, or a breach of, a Lease and the liabilities of the Company or any of its Subsidiaries in respect of which are not yet due and payable or otherwise in default, (b) liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar legislation, (c) liens on goods in transit incurred pursuant to documentary letters of credit (provided that any such lien is only the obligation of the Company or any of the Company’s Subsidiaries), in each case arising in the Ordinary Course of Business and not material to the Company and the Subsidiaries, taken as a whole, (d) non-exclusive licenses of Intellectual Property granted in the Ordinary Course of Business, and (e) liens imposed on the underlying fee interest in real property subject to a Lease that do not and would not reasonably be expected to impair the use of such leased property.

“Mandated Plan” means an Employee Benefit Plan maintained by a Governmental Entity.

“Marketing Law” means automatic renewal laws or similar laws and rules governing automatic payment and negative option, including (a) Section 5 of the FTC Act, (b) the Restore online Shoppers’ Confidence Act, and (c) state laws governing automatic renewal programs or negative option programs, such as (i) California’s Automatic Renewal law (Bus. & Prof. Code §§ 17600-17604), (ii) California’s Unfair Competition Law (Bus. & Prof. Code §§ 17200-17500), and (iii) New York’s Executive Law § 63(12), General Business Law Article 22-A.

“Material Contract” has the meaning set forth in Section 3.12(a).

“Materials of Environmental Concern” means any: pollutants, contaminants or hazardous substances (as such terms are defined under CERCLA), pesticides (as such term is defined under the Federal Insecticide, Fungicide and Rodenticide Act), solid wastes and hazardous wastes (as such terms are defined under the Resource Conservation and Recovery Act), chemicals, other hazardous, radioactive or toxic materials, oil, petroleum and petroleum products (and fractions thereof), or any other material (or article containing such material) listed or subject to regulation under any Law due to its potential, directly or indirectly, to harm the environment or the health of humans or other living beings.

“Measurement Period” has the meaning set forth on Schedule 2.7.

“Merger” means the merger of the Transitory Subsidiary with and into the Company in accordance with the terms of this Agreement.

“Most Recent Balance Sheet” means the reviewed unaudited balance sheet of the Company as of the Most Recent Balance Sheet Date.

“Most Recent Balance Sheet Date” means September 30, 2022.

“Neutral Accountant” the dispute resolution group of PricewaterhouseCoopers (or if PricewaterhouseCoopers is unwilling or unable to serve, such other nationally recognized independent accounting firm mutually agreed upon by the Buyer and the Company Equityholder Representative (such agreement not to be unreasonably withheld, conditioned or delayed by either the Buyer or the Company Equityholder Representative)).

“New Plans” means employee benefit plans and other compensatory arrangements of the Buyer and its Subsidiaries providing benefits to any Continuing Employees after the Effective Time.

“Objection Notice” has the meaning set forth in Section 2.6(c).

“Open Source Software” means any Software that is licensed pursuant to a license (i) that is, or is substantially similar to, a license now or in the future approved by the Open Source Initiative and listed at http://www.opensource.org/licenses/alphabetical, or (ii) under which such Software or other materials are distributed or licensed as “free software,” “open source software” or under similar terms or models.

“Ordinary Course of Business” means, subject to clause (b) of Section 6.2, the ordinary course of business consistent in all material respects with past practice, taking into account any acts or omissions that have been or may be taken by the Company to comply with COVID-19 Measures or in good faith response to the COVID-19 pandemic, or otherwise solely to the extent necessary to avoid, mitigate or remediate a material adverse effect on the Company or any of its Subsidiaries or their respective businesses as may result from the COVID-19 pandemic, and subject to any reasonable changes required to comply with applicable law and guidelines or to reasonably preserve the health and safety of current employees and other service providers of the Company or any of its Subsidiaries.

“Organizational Documents” means, with respect to any Person (other than an individual), (a) the certificate or articles of incorporation or organization and any joint venture, limited liability company, operating or partnership agreement and other similar documents adopted or filed in connection with the creation, formation or organization of such Person and (b) all by-laws, voting agreements and similar documents, instruments or agreements relating to the organization or governance of such Person, in each case, as amended or supplemented.

“Outside Date” means 11:59 p.m., Eastern time on November 1, 2023.

“Patent Rights” means all patents and patent applications (including provisional patent applications) and all related continuations, continuations-in-part, divisionals, reissues and reexaminations.

“Payment Fund” means the Closing Stock Consideration and any Future Payments deposited with the Exchange and Paying Agent pursuant to Sections 2.1(d)(ii)(E) and 2.6(f), respectively, for distribution to the Company Stockholders.

“Payoff Letter” has the meaning set forth in Section 2.1(d)(i).

“Payroll Tax Executive Order” means the Presidential Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster, as issued on August 8, 2020 and including any administrative or other guidance published with respect thereto by any Governmental Entity (including IRS Notice 2020-65 and IRS Notice 2021-11).

“PEO” has the meaning set forth in Section 3.12(a)(x).

“Permits” means all permits, licenses, registrations, certificates, orders, exemptions, authorizations, approvals, franchises, variances, clearances and similar rights issued by or obtained from any Governmental Entity.

“Person” means any natural person, firm, limited liability company, general or limited partnership, association, corporation, unincorporated organization, company, joint venture, trust, Governmental Entity or other entity.

“Personal Data” means any data or information in any media that relates to an identified or identifiable specific individual, and any other data or information that constitutes personal data, personal information, or personally identifiable information under any applicable Law, including the Information Privacy and Security Laws, and includes any of the following types of information and any information that is combined, stored, linked or otherwise associated with any of the following types of information: a natural person’s first and last name, home or other physical address, telephone number, e-mail address, username and password, photograph, video or audio file that contains a person’s image or voice, Social Security number, driver’s license number, passport number or other government-issued identification number, biometric information, credit or debit card number or other financial information, or customer or account number, IP address, cookie information, identification number, location data that relates to an identifiable person, and is capable of determining with reasonable specificity the actual physical location of such person, an online or other persistent identifier, or one or more factors specific to the physical, physiological, genetic, mental, economic, cultural or social identity of an individual.

“Post-Closing Consideration” has the meaning set forth in Section 2.7(a).

“Post-Closing Contingent Consideration” has the meaning set forth in Schedule 2.7.

“Post-Closing Representation” has the meaning set forth in Section 12.14(a).

“PPACA” has the meaning set forth in Section 3.16(g).

“Pre-Closing Period” means the period commencing on the date of this Agreement and ending at the Effective Time or such earlier date as this Agreement is terminated in accordance with its terms.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and the portion of a Straddle Period treated as ending on and including the Closing Date.

“Pro Rata Share” means, with respect to any shares of Company Stock, In-the-Money Option or Company RSU, a fraction, (a) the numerator of which is the number of shares of Company Common Stock represented thereby or subject thereto (as applicable) as of immediately prior to the Effective Time (it being understood that the number of shares of Company Common Stock represented by a share of Company Preferred Stock shall be the number of shares of Common Stock issuable upon conversion thereof pursuant to the Company Certificate of Incorporation (assuming that such conversion occurred as of immediately prior to the Effective Time)), and (b) the denominator of which is the number of Fully Diluted Shares.

“Processing” or “Processed” means any operation or set of operations that is performed upon data or information, whether or not by automatic means, such as collection, recording, organization, structuring, storage, access, acquisition, creation, derivation, recordation, organization, storage, adaptation or alteration, correction, retrieval, maintenance, consultation, use, disclosure, dissemination, transmission, transfer, or otherwise making available, alignment, combination, blocking, storage, restriction, retention, deleting, erasure, or destruction.

“Public Benefit Purpose” means the specific public benefit to be promoted by the Company as set forth in the Company Certificate of Incorporation as of the date hereof.

“R&W Insurance Policy” shall mean the buyer side representation and warranty liability insurance policy (including any excess policy related thereto), bound in connection with this Agreement.

“Representative Fund” has the meaning set forth in Section 2.4(g).

“Representative Fund Amount” means $350,000.

“Representatives” means, with respect to any Person, such Person’s officers and directors (or persons holding comparable positions), employees, consultants, independent contractors, subcontractors, leased employees, accountants, legal and other representatives, agents, executors, heirs, successors and permitted assigns.

“Sanctioned Country” means any country or region that is (or the government of which is) or has been in the last five (5) years the subject or target of a comprehensive embargo under Sanctions Laws (including Cuba, Iran, North Korea, Sudan, Syria, Venezuela and the Crimea, Donetsk People’s Republic and Luhansk People’s Republic of Ukraine).

“Sanctioned Person” means any Person that is the subject or target of sanctions or restrictions under Sanctions Laws or Export-Import Control Rules, including: (a) any individual or entity listed on any applicable U.S. or non-U.S. sanctions- or export-related restricted party list, including OFAC’s Specially Designated Nationals and Blocked Persons; (b) any entity that is, in the aggregate, 50 percent or greater owned, directly or indirectly, or otherwise controlled by a person or persons described in clause (a); or (c) any national of a Sanctioned Country.

“Sanctions Laws” means all U.S. and non-U.S. Laws relating to economic or trade sanctions, including the Laws administered or enforced by the United States (including by OFAC or the U.S. Department of State), and the United Nations Security Council and anti-boycott Laws administered by the U.S. Department of Commerce and the U.S. Department of Treasury’s Internal Revenue Service.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Software” means computer software code, applications, utilities, development tools, diagnostics, databases and embedded systems, whether in source code, interpreted code or object code form, and all documentation related thereto.

“Stockholder Documents” means each of the Third Amended and Restated Right of First Refusal and Co-Sale Agreement, dated as of July 14, 2016 (as amended), by and among the Company and Morgan Hermand-Waiche and Morgan Hermand-Waiche LLC, and the other investors listed on the signature pages thereto, the Third Amended and Restated Investor Rights Agreement, dated as of July 14, 2016 (as amended), by and among the Company and the investors listed on the signature pages thereto, the Second Amended and Restated Voting Agreement, dated as of July 14, 2016 (as amended), by and among the Company, the other persons and entities listed on Exhibits A and B attached thereto and Morgan Hermand-Waiche and Morgan Hermand-Waiche LLC, the Management Rights Letter, dated January 11, 2013, by and between the Company and GRP IV, L.P. and the Management Rights Letter, dated October 12, 2016, by and between the Company and Upfront IV Ancillary, L.P..

“Straddle Period” means any taxable period beginning on or before the Closing Date and ending after the Closing Date.

“Subsidiary” means any corporation, partnership, trust, limited liability company or other non-corporate business enterprise in which the Company (or another Subsidiary) holds stock or other ownership interests representing (a) more than 50% of the voting power of all outstanding stock or ownership interests of such entity or (b) the right to receive more than 50% of the net assets of such entity available for distribution to the holders of outstanding stock or ownership interests upon a liquidation or dissolution of such entity.

“Surviving Corporation” means the Company, as the surviving corporation in the Merger.

“Systems” means the Software and Documentation and the computer, communications and network systems (both desktop and enterprise-wide), platforms, data communications lines and networks, and all other information technology equipment or services used by or on behalf of the Company or any of its Subsidiaries in its business or operations or to process Personal Data.

“Tax Returns” means any and all reports, returns (including information returns), declarations, or statements relating to Taxes, including any schedule or attachment thereto and any amendment thereof, filed with or submitted to, or required to be filed with or submitted to, any Governmental Entity in connection with the determination, assessment, collection or payment of Taxes or in connection with the administration, implementation or enforcement of or compliance with any legal requirement relating to any Tax.

“Tax Sharing Agreement” means any tax sharing, allocation, or indemnity Contract or similar arrangement with respect to Taxes other than commercial or financing agreements entered into in the Ordinary Course of Business with one or more third-parties, the primary purpose of which does not relate to Taxes.

“Taxes” means any and all taxes, charges, fees, duties, tariffs, escheat, imposts, contributions, levies or other similar assessments or liabilities, including income, gross receipts, corporation, ad valorem, premium, value-added, net worth, capital stock, capital gains, documentary, recapture, alternative or add-on minimum, disability, registration, recording, excise, real property, personal property, sales, use, license, lease, service, service use, transfer, withholding, employment, unemployment, insurance, social security, national insurance, business license, business organization, environmental, workers compensation, payroll, profits, severance, stamp, occupation, windfall profits, customs duties, franchise, estimated and other taxes or charge in the nature of taxes of any kind whatsoever imposed any Governmental Entity, or any agency or political subdivision thereof, and any interest, fines, penalties, assessments or additions to tax imposed with respect to or related to such items.

“Third Party Components” means, with respect to a Company Software, all Software that is not exclusively owned by the Company or the Subsidiaries that is used in, incorporated into, combined with, linked with, distributed with, provided to any Person as a service in connection with, provided via a network as a service or application in connection with, or made available with, such Company Software.

“Top Vendors” has the meaning set forth in Section 3.20.

“Trademarks” means all registered trademarks and service marks, logos, Internet domain names, social media accounts (and all content proprietary to the Company or any of its Subsidiaries made available via such accounts), corporate names and doing business designations and all registrations and applications for registration of the foregoing, and any common law trademarks, service marks and trade dress.

“Transaction Bonus Plan” means the schedule of bonus payments set forth on Section 3.2 of the Company Disclosure Schedule which requires bonuses to be paid to the employees and service providers listed thereon as a result of the consummation of the transactions contemplated by this Agreement.

“Transfer” has the meaning set forth in Section 2.7(d).

“Transfer Taxes” has the meaning set forth in Section 10.2.

“Transitory Subsidiary” has the meaning set forth in the first paragraph of this Agreement.

“Voting Stockholders” has the meaning set forth in Section 5.9.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988 and any similar Laws.

“Willful Breach” means a material breach of this Agreement that is the consequence of an act or omission by a party hereto with the actual knowledge that the taking of such act or failure to take such action would be a material breach of this Agreement.

“Working Capital Target” means $15,537,000.

“Written Consent” shall mean a written consent of the stockholders of the Company in the form attached hereto as Exhibit D.

ARTICLE XII

MISCELLANEOUS

12.1 Nonsurvival of Representations and Warranties. Except for a claim for fraud, none of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time.

12.2 Notices. All notices and other communications which are required or permitted hereunder shall be in writing and shall be deemed given (a) on the date of delivery if delivered personally or sent by private courier or overnight mail service, or (b) on the date sent, if sent by electronic mail (i) upon written confirmation of receipt by e-mail or otherwise or (ii) when transmitted, if such notice specifically states that it is being delivered pursuant to this Section 12.2 and the sender on the same day sends a confirming copy of such notice by a recognized overnight delivery service (charges prepaid), in each case to the other Parties at the following addresses (including electronic) or at such other address for a Party as shall be specified by like notice; provided that, notwithstanding anything to the contrary herein, with respect to notices delivered to the Company Equityholder Representative, such notices must be delivered solely via email:

(a) if to the Buyer, the Transitory Subsidiary or, following the Effective Time, the Company, to:

Victoria’s Secret & Co.
4 Limited Parkway East
Reynoldsburg, Ohio 43068
Attention:	General Counsel
Email:	GeneralCounselVS@victoria.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10019
Attention:	Robert Hayward, P.C.
Rachael Coffey, P.C.
Email:	robert.hayward@kirkland.com
rachael.coffey@kirkland.com

(b) if to any Company Stockholder or, prior to the Effective Time, the Company, to:

AdoreMe, Inc.
401 Broadway, 12th Floor
New York, New York 10013
Attention:	Charlotte Morgan, General Counsel
Email:	charlotte@adoreme.com

with a copy (which shall not constitute notice) to:

Wilmer Cutler Pickering Hale and Dorr LLP
7 World Trade Center
250 Greenwich Street, 45th Floor
New York, New York 10007
Attention:	Adam Freiman
Michael Gilligan
Email:	adam.freiman@wilmerhale.com
michael.gilligan@wilmerhale.com

(c) if to the Company Equityholder Representative, to:

Fortis Advisors LLC
Attention:	Notices Department (Project Allure)
Email:	notices@fortisrep.com

Any party to this Agreement may give any notice or other communication hereunder using any other means (including personal delivery, messenger service or ordinary mail), but no such notice or other communication shall be deemed to have been duly given unless and until it actually is received by the party for whom it is intended. Any party to this Agreement may change the address to which notices and other communications hereunder are to be delivered by giving the other parties to this Agreement notice in the manner herein set forth.

12.3 Entire Agreement. This Agreement (including the documents and instruments referred to herein) constitutes the entire agreement among the parties to this Agreement and supersedes any prior understandings, agreements or representations by or among the parties hereto, or any of them, written or oral, with respect to the subject matter hereof; provided that the Confidentiality Agreement shall remain in effect in accordance with its terms.

12.4 Third-Party Beneficiaries. This Agreement is not intended to, and shall not, confer upon any other Person any rights or remedies hereunder, except that the Company Indemnitees shall be third-party beneficiaries of Section 8.1.

12.5 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of Law or otherwise by any of the parties hereto without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void; provided, that the Buyer may, without obtaining the prior written consent of the Company or the Company Equityholder Representative, assign and delegate some or all of its rights, interests or obligations hereunder to any Affiliate of the Buyer, which assignment or delegation will not relieve the Buyer of any of its obligations under this Agreement or any ancillary agreement to the extent not performed by such assignee. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns.

12.6 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

12.7 Counterparts and Signature. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original but all of which together shall be considered one (1) and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart. This Agreement may be executed and delivered by facsimile or by an electronic scan delivered by electronic transmission.

12.8 Interpretation. Except where expressly stated otherwise in this Agreement, the following rules of interpretation apply to this Agreement: (a) “either” and “or” are not exclusive and “include,” “includes” and “including” are not limiting; (b) “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement; (c) “date of this Agreement” and “date hereof” refers to the date set forth in the initial caption of this Agreement; (d) “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if”; (e) the descriptive headings and table of contents included herein are included for convenience only and shall not affect in any way the meaning or interpretation of this Agreement or any provision hereof; (f) definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms; (g) references to a Contract mean such Contract as amended or otherwise supplemented or modified from time to time (provided, that with respect to any Contract listed on the Company Disclosure Schedule, only such amendments, modifications or supplements (other than such amendments, modifications or supplements that are immaterial) listed in the appropriate schedule at the time of delivery to the Buyer shall be given effect for purposes of the representations and warranties set forth in this

Agreement); (h) references to a Person are also to its permitted successors and assigns; (i) references to an “Article,” “Section,” “Exhibit” or “Schedule” refer to an Article or Section of, or an Exhibit or Schedule to, this Agreement; (j) references to “$” or otherwise to dollar amounts refer to the lawful currency of the United States; (k) references to a federal, state, local or foreign Law shall refer to such Law as amended and include any rules, regulations and delegated legislation issued thereunder; and (l) references to accounting terms used and not otherwise defined herein have the meaning assigned to them under GAAP. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party hereto. No summary of this Agreement prepared by any party shall affect the meaning or interpretation of this Agreement. If any date on which a party is required to make a payment or a delivery pursuant to the terms hereof is not a Business Day, then such party shall make such payment or delivery on the next succeeding Business Day. When reference is made to information that has been “made available,” “provided” or “delivered” to the Buyer, that shall mean that such information was contained in the Company’s electronic data room maintained at SecureDocs at least one (1) day prior to the date hereof or delivered to the Buyer’s legal counsel.

12.9 Company Disclosure Schedule. The disclosure of any matter in any Section of the Company Disclosure Schedule with respect to ARTICLE III shall be deemed to be disclosed herein with respect to any other Section of ARTICLE III to the extent that it is reasonably apparent from the face of such disclosure that such disclosure is applicable to such other Section of ARTICLE III, but shall expressly not be deemed to constitute an admission or indication by the Company or to otherwise imply, that any such matter is material for the purposes of this Agreement. No disclosure in any Section of the Company Disclosure Schedule relating to a possible breach or violation of any Contract or Law shall be construed as an admission or indication that breach or violation exists or has actually occurred. Unless expressly set forth in the Company Disclosure Schedule, the disclosure of any matter in any Section of the Company Disclosure Schedule is not to be treated as constituting or implying any representation, warranty, assurance or undertaking by the Company not expressly set forth herein or as adding to or extending the scope of any of the Company’s representations or warranties set forth herein. Any capitalized terms used in the Company Disclosure Schedule but not otherwise defined therein shall be defined as set forth herein.

12.10 Governing Law. This Agreement (and any claims or disputes based upon, arising out of or related hereto or the transactions contemplated hereby (including the negotiation, execution or performance of this Agreement and any claim based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement) or to the inducement of any party to enter herein, whether for breach of contract, tortious conduct or otherwise and whether predicated on common law, statute or otherwise) shall be governed in all respects, including validity, interpretation, and effect, by and construed in accordance with the internal Laws of the State of Delaware (including in respect of the statute of limitations or other limitations period applicable to any claim, controversy or dispute) without giving effect to any choice or conflict of Law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of Laws of any jurisdictions other than those of the State of Delaware.

12.11 Remedies.

(a) Except as otherwise provided in Section 2.6, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such party, and the exercise by a party of any one (1) remedy will not preclude the exercise of any other remedy.

(b) The parties hereto agree that this Agreement is intended to be legally binding and specifically enforceable pursuant to its terms and irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that monetary damages would not provide adequate remedy in any such event, including because of the difficulty of ascertaining the amount of damages that would be suffered in the event that this Agreement were breached. It is accordingly agreed that prior to a valid termination of this Agreement pursuant to Section 9.1, the Parties shall be entitled to injunctive relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case without proof of actual damages and without posting a bond or undertaking, this being in addition to any other remedy to which they are entitled at Law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (i) the party seeking such remedy has an adequate remedy at Law or (ii) an award of specific performance is not an appropriate remedy for any reason at Law or equity.

12.12 Submission to Jurisdiction. Each of the parties to this Agreement (a) consents to submit itself to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware, New Castle County, or, if that court does not have jurisdiction, a federal court sitting in Wilmington, Delaware in any action or proceeding based upon, arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that all claims in respect of such action or proceeding may be heard and determined in any such court, (c) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (d) agrees not to bring any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement in any other court, and (e) waives any right it may have to a trial by jury with respect to any action or proceeding arising out of or relating to this Agreement. Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other party with respect thereto. Any party hereto may make service on another party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 12.2. Nothing in this Section 12.12, however, shall affect the right of any party to serve legal process in any other manner permitted by Law.

12.13 WAIVER OF JURY TRIAL. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW WHICH CANNOT BE WAIVED, EACH OF THE PARTIES HEREBY WAIVE AND COVENANT THAT NEITHER IT NOR ITS AFFILIATES WILL ASSERT ANY RIGHT TO TRIAL BY JURY ON ANY ISSUE IN ANY PROCEEDING, WHETHER AS PLAINTIFF, DEFENDANT, OR OTHERWISE, IN RESPECT OF ANY ISSUE, CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION ARISING OUT OF OR BASED UPON THIS AGREEMENT OR THE SUBJECT MATTER HEREOF OR IN ANY WAY CONNECTED WITH, RELATED, OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HEREUNDER, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN TORT OR CONTRACT OR OTHERWISE.

12.14 Waiver of Conflicts Regarding Representation; Non-Assertion of Attorney-Client Privilege.

(a) Effective as of the Closing, the Buyer hereby waives and agrees not to assert, and the Buyer agrees to cause the Surviving Corporation and each of its Subsidiaries to waive and not to assert, any conflict of interest arising out of or relating to any representation after the Closing (any “Post-Closing Representation”) of the Company Equityholder Representative, any Company Equityholder or any of their respective Affiliates or Representatives as it relates to this Agreement and the transactions contemplated hereby (any such Person, a “Designated Person”) in any matter involving this Agreement or any agreement, certificate, instrument or other document executed or delivered pursuant to this Agreement or any transaction contemplated hereby or thereby (including any matter regarding the negotiation, execution, performance or enforceability hereof or thereof) by WilmerHale currently representing any Designated Person in connection with this Agreement or any agreement, certificate, instrument or other document executed or delivered pursuant to this Agreement or any transaction contemplated hereby or thereby (including the negotiation, execution or performance hereof or thereof) (the “Current Representation”); provided, however, the foregoing waiver of any Post-Closing Representation with respect to WilmerHale shall not include any matter that proceeds to a third party decision-maker, including any litigation, arbitration, mediation or other proceeding.

(b) Effective as of the Closing, the Buyer hereby agrees not to control or assert, and agrees to cause the Surviving Corporation and each of its Subsidiaries not to control or assert, any attorney-client privilege, work product protection or other similar privilege or protection applicable to any communication at or prior to the Closing between WilmerHale and any Designated Person during the Current Representation in connection with any Post-Closing Representation, including in connection with a dispute with the Buyer, the Surviving Corporation or any of their respective Affiliates (including, after the Closing, the Surviving Corporation ), it being the intention of the parties hereto that, notwithstanding anything to the contrary in this Agreement or Section 251 of the DGCL, all rights of any Person under or with respect to such attorney-client privilege, work product protection or other similar privilege or protection, including the right to waive, assert and otherwise control such attorney-client privilege, work product protection or other similar privilege or protection, shall be (and are hereby) transferred to or retained by (as applicable), and vested solely in, such Designated Person. Notwithstanding the foregoing, in the event that a dispute arises between the Buyer, the Surviving Corporation or any of their Subsidiaries and a third party after the Closing, the Buyer, and its Affiliates (including the Surviving Corporation ) may assert attorney-client privilege to prevent disclosure of confidential communications by WilmerHale to such third party and WilmerHale and any Designated Person may not waive any such attorney-client privilege in any such third party proceeding without the prior written consent of the Buyer.

[Remainder of the Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

BUYER:

VICTORIA’S SECRET & CO.

By:	/s/ Martin Waters
Name:	Martin Waters
Title:	Chief Executive Officer

TRANSITORY SUBSIDIARY:

FASHION HOLDING GROUP, INC.

By:	/s/ Timothy Johnson
Name:	Timothy Johnson
Title:	Director

COMPANY:

ADOREME, INC.

By:	/s/ Morgan Hermand
Name:	Morgan Hermand
Title:	Chief Executive Officer

COMPANY EQUITYHOLDER REPRESENTATIVE:

FORTIS ADVISORS LLC,

Solely for purposes of being bound by and having the benefit of the relevant provisions of Section 2.1, Section 2.4, Section 2.6, Section 2.7, Section 2.8, Section 5.7, Section 7.1(h), Section 10.4, ARTICLE XI and ARTICLE XII and solely in its capacity as the Company Equityholder Representative

By:	/s/ Ryan Simkin
Name:	Ryan Simkin
Title:	Managing Director